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INDEX TO FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on May 5, 2014 pursuant to the Jumpstart Our Business Startups Act

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Confidential Submission

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Green Bancorp, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Texas (State or Other Jurisdiction of Incorporation or Organization)	6021 (Primary Standard Industrial Classification No.)	42-1631980 (I.R.S. Employer Identification No.)

4000 Greenbriar
Houston, Texas 77098
(713) 275-8220
(Address, Including Zip Code, of Registrant's Principal Executive Offices)

John P. Durie
Executive Vice President and Chief Financial Officer
Green Bancorp, Inc.
4000 Greenbriar
Houston, Texas 77098
(713) 275-8220
(Name, Address and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Michael J. Zeidel, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000 (212) 735-2000 (facsimile)	Sanford M. Brown William S. Anderson Jason M. Jean Bracewell & Giuliani LLP 1445 Ross Avenue, Suite 3800 Dallas, Texas 75202 (214) 468-3800 (214) 758-8300 (facsimile)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 under the Exchange Act. (check one)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee(2)

Common Stock, $0.01 par value per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933. Includes offering price of shares that the underwriters have the option to purchase.

(2)
This Registration Statement is being submitted in accordance with the procedures described in the announcement of the Division of Corporate Finance of the Securities and Exchange Commission regarding submission of draft registration statements by emerging growth companies pursuant to the Jumpstart Our Business Startups Act of 2012. Accordingly, a registration fee is not required for this confidential draft registration statement submission.

          THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE AN AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated May 5, 2014

PROSPECTUS

                    Shares

Green Bancorp, Inc.

Common Stock

        This is the initial public offering of shares of the common stock of Green Bancorp, Inc., the holding company for Green Bank, N.A., a national banking association headquartered in Houston, Texas.

        We are offering              shares of our common stock and the selling shareholders identified in this prospectus are offering an additional              shares of our common stock. We will not receive any proceeds from the sale of our common stock by the selling shareholders. No public market currently exists for our common stock. We have applied to list our common stock on the              under the symbol "GNBC."

        We anticipate that the initial public offering price per share of our common stock will be between $          and $          .

        We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 and are subject to reduced public company disclosure standards.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 12 of this prospectus to read about factors you should consider before investing in our common stock.

	Per share	Total

Initial public offering price of our common stock	$	$

Underwriting discounts and commissions

Proceeds, before expenses, to us

Proceeds, before expenses, to the selling shareholders

        We have granted the underwriters the option to purchase up to an additional            shares of our common stock from us and the selling shareholders have granted the underwriters the option to purchase up to an additional            shares of our common stock, in each case within 30 days of the date of this prospectus on the same terms and conditions set forth above.

        Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency nor any other regulatory authority has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        These securities are not deposits, savings accounts or other obligations of any bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency and are subject to investment risks, including the possible loss of the entire amount you invest.

        The underwriters expect to deliver the shares to purchasers on or about        , 2014, subject to customary closing conditions.

SANDLER O'NEILL + PARTNERS, L.P.	Jefferies

The date of this prospectus is            , 2014

GREEN BANCORP

GREEN BANK
GREEN BANK
ATM
4
DALLAS
HOUSTON
7
1
AUSTIN
GREEN BANK
Stars include number of branches in each market.

Commercial Banking

Private Banking

Energy Lending

GREEN BANK, N.A. MEMBER FDIC EQUAL OPPORTUNITY LENDER

        You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf that we have referred you to. We, the selling shareholders and the underwriters have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We, the selling shareholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. We and the selling shareholders are not making an offer of these securities in any state, country or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any free writing prospectus is accurate as of any date other than the date of the applicable document regardless of its time of delivery or the time of any sales of our common stock. Our business, financial condition, results of operations and cash flows may have changed since the date of the applicable document.

        This prospectus includes demographic, economic, employment, industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys, government agencies and other information available to us, which information may be specific to particular markets or geographic locations. Some data is also based on our good faith estimates, which are derived from management's knowledge of the industry and independent sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe these sources are reliable, we have not independently verified the information. Statements as to our market position are based on market data currently available to us. While we are not aware of any misstatements regarding the demographic, economic, employment, industry and trade association data presented herein, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors" in this prospectus. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources.

        As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). We will continue to be an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year following the fifth anniversary of this offering; (ii) the last day of the fiscal year in which we have more than $1.0 billion in annual revenues; (iii) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (iv) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities. Until we cease to be an emerging growth company, we may take advantage of specified reduced reporting and other regulatory requirements generally unavailable to other public companies. Those provisions allow us to present only two years of audited financial statements, discuss only our results of operations for two years in related Management's Discussions and Analyses and provide less than five years of selected financial data in an initial public offering registration statement; to not provide an auditor attestation of our internal control over financial reporting; to choose not to comply with any new requirements adopted by the Public Company Accounting Oversight Board ("PCAOB") requiring mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and our audited financial statements; to provide reduced disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosure regarding our executive compensation; and to not seek a non-binding advisory vote on executive compensation or golden parachute arrangements. We may choose to take advantage of some or all of these reduced reporting and other regulatory requirements. We have elected in this prospectus to take advantage of the reduced disclosure requirements relating to executive compensation arrangements.

        The JOBS Act also permits an "emerging growth company" to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. However, we have "opted out" of this provision. As a result, we will comply with new or revised accounting standards to the same extent that compliance is required for non-emerging growth companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

FORWARD-LOOKING STATEMENTS

        Forward-looking statements included in this prospectus are based on various facts and derived utilizing numerous important assumptions and are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include the information concerning our future financial performance, business and growth strategy, projected plans and objectives, as well as projections of macroeconomic and industry trends, which are inherently unreliable due to the multiple factors that impact economic trends, and any such variations may be material. Statements preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "projects," "estimates," "plans" and similar expressions or future or conditional verbs such as "will," "should," "would," "may" and "could" are generally forward-looking in nature and not historical facts, although not all forward-looking statements include the foregoing. You should understand that the following important factors could affect our future results and cause actual results to differ materially from those expressed in the forward-looking statements:

  •
  risks related to the focus of our business within our geographic areas of operation in Texas, including risks associated with downturns in the energy, technology and real estate sectors within these areas;

  •
  our ability to execute our growth strategies, including through the identification of acquisition candidates that will be accretive to our financial condition and results of operation;

  •
  our ability to attract and retain successful bankers that meet our expectations in terms of customer relationships and profitability;

  •
  risks related to the integration of any acquired businesses, including exposure to potential asset quality and credit quality risks and unknown or contingent liabilities, the time and costs associated with integrating systems, technology platforms, procedures and personnel, the need for additional capital to finance such transactions, and possible failures in realizing the anticipated benefits from acquisitions;

  •
  our ability to comply with various governmental and regulatory requirements applicable to financial institutions;

  •
  market conditions and economic trends nationally, regionally and in our target markets, particularly in Texas and the geographic areas in which we operate;

  •
  risks related to our strategic focus on lending to small to medium-sized businesses;

  •
  risks associated with our commercial and industrial loan portfolio, including the risk for deterioration in value of the general business assets that generally secure such loans;

  •
  potential changes in the prices, values and sales volumes of commercial and residential real estate securing our real estate loans;

  •
  the sufficiency of the assumptions and estimates we make in establishing reserves for probable loan losses and other estimates;

  •
  risks associated with the relatively unseasoned nature of a significant portion of our loan portfolio;

  •
  risks related to the significant amount of credit that we have extended to a limited number of borrowers and in a limited geographic area;

  •
  our ability to maintain adequate liquidity and to raise necessary capital to fund our acquisition strategy and operations or to meet increased minimum regulatory capital levels;

  •
  changes in market interest rates that affect the pricing of our loans and deposits and our net interest income;

  •
  our ability to maintain an effective system of disclosure controls and procedures and internal controls over financial reporting;

  •
  the effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services;

  •
  potential fluctuations in the market value and liquidity of the securities we hold for sale;

  •
  potential impairment on the goodwill we have recorded or may record in connection with business acquisitions;

  •
  risks associated with system failures or failures to prevent breaches of our network security;

  •
  our ability to keep pace with technological change or difficulties when implementing new technologies;

  •
  risks associated with data processing system failures and errors;

  •
  risks associated with fraudulent and negligent acts by our customers, employees or vendors;

  •
  the institution and outcome of litigation and other legal proceeding against us or to which we become subject;

  •
  the impact of recent and future legislative and regulatory changes, including changes in banking, securities and tax laws and regulations and their application by our regulators, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act");

  •
  governmental monetary and fiscal policies, including the policies of the Board of Governors of the Federal Reserve System (the "Federal Reserve");

  •
  our ability to comply with supervisory actions by federal banking agencies;

  •
  changes in the scope and cost of Federal Deposit Insurance Corporation (the "FDIC") insurance and other coverages; and

  •
  systemic risks associated with the soundness of other financial institutions.

        Other factors not identified above, including those described under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," may also cause actual results to differ materially from those described in our forward-looking statements. Most of these factors are difficult to anticipate and are generally beyond our control. You should consider these factors in connection with considering any forward-looking statements that may be made by us. We undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless we are required to do so by law.

 SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. You should read the following summary together with the entire prospectus, including the more detailed information regarding us, the common stock being sold in this offering and our consolidated financial statements and the related notes included elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus before deciding to invest in our common stock. Some of the statements in this prospectus constitute forward-looking statements. See "Forward-Looking Statements."

        Except where the context otherwise requires or where otherwise indicated, in this prospectus the terms "Company," "we," "us," "our," "our company" and "our business" refer to Green Bancorp, Inc. and our banking subsidiary, Green Bank, N.A., a national banking association, and the term "Bank" refers to Green Bank, N.A. In this prospectus, we refer to the Houston—Sugar Land—Baytown, Dallas—Fort Worth—Arlington and Austin-Round Rock metropolitan statistical areas as the Houston, Dallas and Austin MSAs.

Our Company

        We are a Texas focused bank holding company headquartered in Houston, Texas. Our wholly owned subsidiary, Green Bank, N.A., a nationally chartered commercial bank, provides commercial and private banking services primarily to Texas based customers through twelve full service branches in the Houston, Dallas and Austin MSAs. The Houston, Dallas and Austin MSAs are our target markets, and we believe their growing economies and attractive demographics, together with our scalable platform, provide us with opportunities for long-term and sustainable growth. Our emphasis is on continuing to expand our existing business by executing on our proven portfolio banker driven business model as well as pursuing select strategic acquisitions and attracting additional talented bankers. As of December 31, 2013, we had consolidated total assets of $1.7 billion, total loans of $1.4 billion, total deposits of $1.4 billion and total shareholders' equity of $199.2 million.

Our History and Growth

        We began operations as a bank holding company on December 31, 2006 when we acquired Redstone Bank, N.A. ("Redstone Bank"), a Houston community bank with two branches and $219.3 million in total assets. We were formed by our Chairman and Chief Executive Officer, Manny Mehos, who previously founded, led and sold Coastal Bancorp, Inc., with the objective of building a commercially focused bank in attractive Texas metropolitan markets.

        We have experienced significant growth since commencing operations, while maintaining what we believe to be a healthy balance sheet. During the period from December 31, 2009 through December 31, 2013, we experienced a 38% compounded annual growth rate in total loans and a 33% compounded annual growth rate in total deposits, while extending our branch footprint from five to twelve locations and expanding our team of portfolio bankers from 21 to 48. A key aspect of our growth has been increasing our commercial and industrial loan balances, and as of December 31, 2013, we had the eleventh largest commercial and industrial loan portfolio among banks headquartered in Texas. Our scale has allowed us to leverage our infrastructure to operate our business more efficiently as evidenced by the decrease in our efficiency ratio from 103.4% for the year ended December 31, 2009 to 64.6% for the year ended December 31, 2013, while our total assets grew from $545.4 million to $1.7 billion as of December 31, 2009 and 2013, respectively. We have also increased our net income from a loss of $3.3 million in 2009 to net income of $12.6 million in 2013, while preserving a strong credit culture and conservative risk profile, as evidenced by the fact that our historical non-performing assets to total assets ratio has consistently remained below the average among all publicly traded banks in the United States.

Loans (Dollars in millions)	Deposits (Dollars in millions)

Net income (Dollars in thousands)	Return on Average Assets

        Following our acquisition of Redstone Bank, we have supplemented our organic growth and increased our total deposits by successfully completing and integrating the following acquisitions:

  •
  OneWest Bank Asset Purchase: one branch of OneWest Bank located in the Dallas MSA with $188.4 million in total deposits, acquired in October 2010;

  •
  Main Street Bank Asset Purchase: three branches of Main Street Bank located in the Houston MSA with $167.7 million in total deposits and $12.7 million in loans, acquired in October 2011; and

  •
  Opportunity Bancshares, Inc. ("Opportunity Bancshares") Stock Purchase: Opportunity Bancshares with one branch located in the Dallas MSA, $44.1 million in total deposits and $25.6 million in total loans, acquired in May 2012.

        These acquisitions have provided significant strategic benefits and opportunities, including additional quality deposits which have provided funding for our lending business, new business lines which have contributed to the expansion of our product offerings and additional branches which have extended our geographic footprint and provided opportunities for consolidation of our support areas.

        In addition, we recently entered into a definitive agreement for the acquisition of SP Bancorp, Inc., which owns SharePlus Bank (together, "SharePlus"), a Texas chartered state bank headquartered in the Dallas MSA. As of December 31, 2013, SharePlus had four branches (three in the Dallas MSA and one in Kentucky), $261.3 million in deposits and $220.3 million in loans. See "—Recent Developments" below for more information.

Our Strategy

        Our goal is to be a leading provider of personalized commercial and private banking services to Texas businesses, entrepreneurs and individuals while capitalizing on the vibrant and growing economies of our target markets. We have made the strategic decision to focus on the Houston, Dallas and Austin MSAs because we believe these markets offer a compelling combination of economic growth, favorable demographics and desirable prospective customers.

        We employ a model that relies upon experienced bankers to originate quality loans, attract and retain low cost deposits, and generate fee income. Within this model, which we refer to as our portfolio banking model, our customers are generally assigned a dedicated portfolio banker who acts as the primary point of contact and relationship manager. We believe that this model allows us to build and maintain long-term relationships, leading to increased business opportunities and referrals, while improving our risk profile through ongoing and proactive credit monitoring and loan servicing. Our portfolio banking model has been the primary driver of our loan growth and has also helped us achieve what we believe to be a comparatively high level of average deposits per branch.

        Our target commercial customers include Texas based small and medium-sized businesses in the manufacturing, distribution, supply and energy sectors, as well as real estate investors, mortgage originators and professional firms. We offer a wide variety of banking products and services, including credit and deposit products and treasury management services. We also seek to attract traditional retail customers and to generate retail business from mass affluent individuals with the capacity to maintain significant deposit balances through a combination of diverse product offerings with attractive rates, convenient branch locations and personalized service.

        As a significant portion of our historical growth has occurred in a low interest rate environment, a key aspect of our strategy has been the maintenance of an asset-sensitive balance sheet that we believe will produce increased net interest income if market interest rates rise. As of December 31, 2013, 77.2% of our total loans were comprised of floating-rate loans, which may be subject to changes in yield as the interest rate environment changes.

        We intend to continue our legacy of growth by executing our portfolio banker driven organic growth strategy complemented by disciplined strategic acquisitions.

        Portfolio Banker Growth Strategy.    Our portfolio banker driven growth strategy will continue to emphasize organic growth through:

  •
  increasing the productivity of our existing portfolio bankers while improving profitability by leveraging our existing scalable operating platform and lowering our cost of funding;

  •
  hiring additional seasoned and proven bankers who will thrive within our portfolio banking model as well as opening additional branches in attractive locations within our target markets that offer strong commercial and private banking opportunities;

  •
  providing a wide range of credit product offerings, including commercial lines of credit, working capital loans, commercial real estate-backed loans (including loans secured by owner occupied commercial properties), reserve-based energy loans, equipment financing, mortgage-warehouse lines, residential mortgage products, loans guaranteed by the U.S. Small Business Administration ("SBA loans"), and purchased receivables financing; and

  •
  adhering to our disciplined and sophisticated underwriting process and a portfolio banker based loan servicing model to maintain strong credit metrics and a conservative risk profile.

        Strategic Acquisitions.    We intend to supplement our organic growth by executing a disciplined acquisition strategy:

  •
  focusing on targets with a quality loan and deposit customer base and attractive branch locations in the Houston, Dallas and Austin MSAs that possess favorable market share, low cost deposit funding, compelling noninterest income generating businesses and other unique and attractive characteristics;

  •
  leveraging our reputation as an experienced acquirer of banks, recognizing many banks in our target markets face scale and operational challenges, regulatory burdens, management succession issues or shareholder liquidity expectations; and

  •
  pursuing transactions that we expect will produce attractive risk-adjusted returns for our shareholders.

Our Competitive Strengths

        We believe the following competitive strengths will allow us to capitalize on our substantial market opportunity and achieve our business goals:

        Well-positioned within attractive major metropolitan markets in Texas.    We are one of the few Texas based banking franchises focused primarily on the major metropolitan markets in the state with a presence in each of the Houston, Dallas and Austin MSAs. Substantially all of our branches are strategically located within these markets in areas that we consider to be among the most attractive in terms of serving existing and attracting new customers. We believe our model will allow us to continue to capitalize on the favorable demographic and commercial characteristics of our economically robust target markets. Within these markets, we target commercial customers with annual revenues between $5 and $150 million, and we believe that we offer customers of this size a greater level of attention than our larger competitors while providing access to a broad range of sophisticated banking products that cannot be matched by most community banks. There are numerous businesses located in the markets we serve meeting this profile and we believe that we are well-positioned to attract these target customers relative to our competitors as a result of our extensive local knowledge, broad service offerings and portfolio banking model.

        Scalable portfolio banking and operational platforms with the capacity to generate and accommodate significant organic growth.    Our management team has built a capable and knowledgeable staff and made significant investments in the technology and systems necessary to build a scalable corporate infrastructure with the capacity to support continued growth, while also improving operational efficiencies. As a result of the personalized nature of our portfolio banking model, we generally expect that it will take up to five years for our portfolio bankers to reach full capacity in terms of customer relationships and profitability. As of March 31, 2014, the average tenure across our team of portfolio bankers was approximately three years, and we believe that our current team has the capacity to grow loans, deposits and fee income without significant additional overhead expense. Furthermore, we believe that our scalable credit, operational, technology and governance infrastructure will continue to allow us to efficiently and effectively manage the growth driven by our strategies. For example, our efficiency ratio has decreased from 103.4% for the year ended December 31, 2009 to 64.6% for the year ended December 31, 2013, while our total assets grew from $545.4 million to $1.7 billion as of December 31, 2009 and 2013, respectively.

        Disciplined and sophisticated credit governance process.    Our approach to credit risk management balances well-defined credit policies, disciplined underwriting criteria and ongoing risk monitoring and review processes with our portfolio banking model which demands that we respond promptly to our customers' needs. Our processes emphasize early-stage review of loans and regular credit evaluations, which supplement the ongoing and proactive credit monitoring and loan servicing provided by our portfolio bankers. This balanced team approach has allowed us to maintain strong credit metrics while executing our growth strategy, as evidenced by the fact that our historical non-performing assets to total assets ratio has consistently remained below the average among all publicly-traded banks in the United States. In addition, we believe our nimble and responsive credit culture and underwriting process will help us to attract and retain experienced bankers who are eager to be more responsive to customers' credit requests.

        Experienced acquirer and integrator of financial institutions.    We have developed a proven platform to identify acquisition candidates, conduct comprehensive due diligence, model financial expectations, and effectively consummate the transaction and integrate the acquired institution into our scalable infrastructure and achieve synergies. Since completing a successful capital raise in 2010, we have completed three acquisitions and have recently entered into a definitive agreement to acquire SharePlus. In addition, members of our senior management team have successfully led over 30 bank merger and acquisition transactions since the mid-1980s, including public company transactions. There are approximately 500 banks headquartered in Texas, approximately 150 of which are headquartered in our target markets. Of these 150 banks, 85 reported total assets between $100 million and $1.5 billion as of December 31, 2013. These banks provide us with opportunities to selectively pursue strategic transactions that meet our stringent financial, cultural and risk criteria to support our continued growth. We believe that becoming a publicly traded company will further enhance our ability to execute on our acquisition strategy since we will be able to offer publicly traded stock as consideration.

        Strong and experienced management team.    We are managed by a team of banking executives with complementary experience and personal attributes who have a history of managing large teams, leading acquisition and divestiture projects and managing significant growth in diverse markets and economic climates. Our four executive management team members are career bankers and each has over 25 years of banking experience, including significant experience within large, nationally recognized financial institutions. As a result, our executive management team has substantial expertise with numerous sophisticated banking products, extensive knowledge of the bank regulatory landscape, significant experience throughout numerous interest rate and credit cycles and a range of experience with banks of all sizes. We believe that this varied experience has resulted in a diverse and adaptive culture that enhances our ability to attract driven, entrepreneurial bankers as well as seasoned and capable credit professionals.

Our Market Areas

        We believe that a key factor contributing to our ability to achieve our business objectives and to create shareholder value is the attractiveness of the Texas market, including the favorable demographic and economic characteristics of our target markets within Texas.

        Texas is the second most populous state in the country with an estimated population in 2013 of 26.4 million. Population within the state grew 5.2% from April 1, 2010 to July 1, 2013, compared to growth of 2.4% for the nation as a whole during the same period according to the U.S. Census Bureau. According to SNL Financial, the five-year population growth rate for the period from 2013 to 2018 is projected to be 7.6%, compared to a 3.6% projected growth rate for the nation as a whole during the same period, and the five-year household income growth rate for the period from 2013 to 2018 is projected to be 21.7% compared to 16.1% for the nation as a whole during the same period. According to the Federal Reserve Bank of Dallas (the "Dallas Fed"), Texas led the nation in job growth for the period from 2000 to 2013, with employment increasing 24.9% compared to an increase of 4.7% for the rest of the nation. According to the Dallas Fed, a significant number of Texas jobs created during this period were in the top half of the pay scale, with 55% of new jobs falling within the two highest wage quartiles, substantially outpacing growth among these quartiles for the rest of the nation. In addition, as illustrated below, job losses resulting from the recent economic recession were substantially less severe in Texas than for the nation as a whole and Texas was among the first states to emerge from the recession, surpassing its pre-recession employment peak in 2011. By contrast, the nation as a whole has yet to restore all of the jobs lost in the recession, remaining over a million jobs short of its pre-recession high as of December 2013, according to the Dallas Fed.

Total Nonagricultural Employment in Selected
States Since the Recession Began

                    Source: The Dallas Fed

        Our primary markets are the Houston, Dallas and Austin MSAs, which we consider to be among the most attractive markets in the United States. The 2013 median household income and the projected five-year population and median household income growth rates for these MSAs are substantially greater than the nation as a whole. The following map illustrates the projected 2018 population and projected annual percentage growth in population for the period from 2013 to 2018 among Texas MSAs according to SNL Financial:

        The table below summarizes certain key demographic information relating to our target markets and our presence within these markets as of December 31, 2013:

	Number of Branches	Number of Portfolio Bankers	Total Loans	Total Deposits	2013 Total Population(1)	2013 - 2018 Projected Population Growth(2)	2013 - 2018 Projected Household Income Growth(2)
	(Dollars in millions)
Houston MSA	7	25	$888.9	$959.0	6,313,158	9.1%	28.6%
Dallas MSA	4	18	351.6	420.0	6,810,913	8.2%	26.7%
Austin MSA	1	5	118.9	68.4	1,883,051	12.9%	28.3%
Texas					26,448,193	7.6%	21.7%
United States					316,128,839	3.6%	16.1%

(1)
As of July 1, 2013, according to U.S. Census Bureau estimates.

(2)
According to SNL Financial.

        Houston.    Houston ranks second in the nation as a home to Fortune 500 company headquarters, including Phillips 66, ConocoPhillips, Marathon Oil and Sysco, along with the Texas Medical Center,

which is the largest health complex in the world, and benefits from a vibrant and diverse economy underpinned by a strong energy sector. The Houston MSA is the fifth largest in the country and the city of Houston is the fourth most populous city in the United States, according to 2012 U.S. Census Bureau estimates. The Houston MSA had the second highest percentage employment growth of the 12 most populous MSAs during the 12 months ended October 2013, according to the U.S. Bureau of Labor Statistics.

        Dallas.    Dallas ranks third in the nation as a home to Fortune 500 company headquarters, including ExxonMobil, AT&T, Texas Instruments and Southwest Airlines. The Dallas MSA is the fourth largest in the country and the city of Dallas is the ninth most populous city in the United States, according to 2012 U.S. Census Bureau estimates. The Dallas MSA had the highest percentage employment growth of the 12 most populous MSAs during the 12 months ended October 2013, according to the U.S. Bureau of Labor Statistics.

        Austin.    Austin is the capital of Texas, home to the University of Texas, and a major national cultural, arts, film and media center and a home to numerous company headquarters including Dell and Whole Foods Markets. The Austin MSA ranked ninth among the nation's 10 fastest growing MSAs with a 37.3% population increase between 2000 and 2010, according to 2010 U.S. Census data. The city of Austin experienced 11.8% private sector job growth over the five-year period ending October 2013, and was the only city in the nation to post double-digit percentage growth during that period. Austin was recently ranked first among the best cities for future job growth by Forbes.com.

Recent Developments

        On May 5, 2014, we entered into a definitive agreement to acquire SP Bancorp, Inc., which owns SharePlus Bank, a Texas chartered state bank headquartered in the Dallas MSA for aggregate cash consideration of $46.2 million, subject to adjustment. SharePlus operates as a full-service commercial bank, providing services that include the acceptance of checking and savings deposits and the origination of one- to four-family residential mortgage, mortgage warehouse, commercial real estate, commercial business, home equity, automobile and personal loans. SharePlus' business consists primarily of taking deposits from the general public and investing those deposits, together with funds generated from operations and borrowings, in loans and securities. As of December 31, 2013, SharePlus had four branches (three in the Dallas MSA and one in Kentucky), $261.3 million in deposits and $220.3 million in loans, and $197.9 million, or 89.8%, of its total loan portfolio was comprised of residential and commercial real estate loans. Subject to satisfaction of certain conditions, including receipt of SharePlus shareholder approval and customary regulatory approvals, the acquisition is expected to close in the third quarter of 2014. This offering and our proposed acquisition of SharePlus are not conditioned on one another.

        At any given time, we may be evaluating other acquisition candidates, conducting due diligence and may have entered into one or more letters of intent. We cannot assure you that we will enter into any definitive agreements in respect of any such transaction.

Our Corporate Information

        Our principal executive offices are located at 4000 Greenbriar, Houston, Texas 77098, and our telephone number is (713) 275-8220. Our website is www.greenbank.com. The information contained on or accessible from our website does not constitute a part of this prospectus and is not incorporated by reference herein.

 The Offering

Common stock we are offering	shares ( shares if the underwriters exercise their option to purchase additional shares in full).
Common stock the selling shareholders are offering	shares ( shares if the underwriters exercise their option to purchase additional shares in full).
Common stock to be outstanding after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares in full).
Use of proceeds	We estimate that our net proceeds from the sale of the shares of common stock by us will be approximately $ million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $ per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus. If the underwriters exercise their option to purchase additional shares in full, the net proceeds to us will be approximately $ million. We will not receive any of the proceeds from the sale of shares by the selling shareholders. We intend to use the net proceeds to us from this offering for general corporate purposes, which may include current and future acquisitions, including a portion of the purchase price for SharePlus.
Dividend policy	We have not declared or paid any dividends on our common stock. We currently intend to retain all of our future earnings, if any, for use in our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. See "Dividend Policy."
Risk factors	See "Risk Factors" for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Stock exchange symbol	We intend to apply to have our common stock listed on the under the symbol "GNBC."

        Except as otherwise indicated, all of the information in this prospectus:

  •
  assumes no exercise of the underwriters' option to purchase up to            additional shares of common stock from us and up to            additional shares of common stock from the selling shareholders;

  •
  excludes            shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $          per share as of                        , 2014;

  •
  excludes            shares of our common stock issuable under our stock option plans as of                        , 2014; and

  •
  assumes an initial offering price of $            per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus.

 Summary Consolidated Financial Data

        The summary consolidated financial data set forth below as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 have been derived from our audited financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2011 has been derived from our audited financial statements not included in this prospectus.

        You should read the summary consolidated financial data set forth below in conjunction with the sections entitled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of and for the Years Ended December 31,
	2013	2012	2011
	(Dollars in thousands, except per share amounts)
Summary Period End Balance Sheet Data:
Cash and cash equivalents	$34,757	$178,492	$151,190
Investment securities	255,515	242,261	250,526
Goodwill	15,672	15,672	15,672
Core deposit intangibles, net of accumulated amortization	984	1,230	1,245
Loans held for investment	1,359,415	1,204,689	891,489
Allowance for loan losses	16,361	14,151	10,574
Total assets	1,703,127	1,674,800	1,335,376
Deposits	1,447,372	1,461,451	1,157,634
Other borrowed funds	46,858	15,037	15,544
Total shareholders' equity	199,218	188,211	153,423
Summary Income Statement Data:
Net interest income	$57,042	$51,608	$34,662
Provision for loan losses	2,373	8,060	8,391
Net interest income after provision for loan losses	54,669	43,548	26,271
Noninterest income	4,812	5,109	2,087
Noninterest expense	39,965	35,742	26,459
Net income	12,610	8,535	1,017
Per Share Data:
Earnings per common share, basic	$0.61	$0.44	$0.06
Earnings per common share, diluted	0.60	0.44	0.06
Book value per common share	9.59	9.07	8.54
Tangible book value per common share(1)	8.79	8.26	7.60
Weighted average common shares outstanding, basic	20,748,299	19,382,053	17,970,395
Weighted average common shares outstanding, diluted	20,880,187	19,405,404	17,989,424
Summary Performance Metrics:
Return on average assets(2)	0.75%	0.59%	0.10%
Return on average equity(2)	6.53	5.01	0.67
Net interest margin(3)	3.49	3.68	3.47
Efficiency ratio(4)	64.61	63.67	72.00
Loans to deposits ratio	93.92	82.43	77.17
Noninterest expense to average assets(2)	2.37	2.46	2.57

	As of and for the Years Ended December 31,
	2013	2012	2011
	(Dollars in thousands, except per share amounts)
Summary Credit Quality Ratios:
Nonperforming assets to total assets	1.30%	1.66%	0.77%
Nonperforming loans to total loans	1.23	1.87	0.81
Total classified assets to total capital	11.80	20.44	28.34
Allowance for loan losses to total loans	1.20	1.17	1.19
Net charge-offs to average loans outstanding	0.01	0.43	0.72
Capital Ratios:
Tier 1 capital to average assets(2)	10.3%	10.3%	10.5%
Tier 1 capital to risk-weighted assets	11.4	12.3	12.9
Total capital to risk-weighted assets	12.5	13.3	14.0
Tangible common equity to tangible assets(5)	10.8	10.3	10.4
Average shareholders' equity to average total assets(2)	11.4	11.7	14.7

(1)
We calculate tangible book value per common share as total shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization at the end of the relevant period, divided by the outstanding number of shares of our common stock at the end of the relevant period. Tangible book value per common share is a financial measure not reported in accordance with the accounting principles generally accepted in the United States ("GAAP") (a "non-GAAP financial measure"), and, as we calculate tangible book value per common share, the most directly comparable GAAP financial measure is book value per common share. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

(2)
We calculate our average assets and average equity for a period by dividing the sum of our total assets or total shareholders' equity, as the case may be, as of the close of business on each day in the relevant period, by the number of days in the period. We have calculated our return on average assets and return on average equity for a period by dividing net income for that period by our average assets and average equity, as the case may be, for that period.

(3)
Net interest margin represents net interest income divided by average interest-earning assets.

(4)
Efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income, excluding bargain purchase gain from acquisitions. Efficiency ratio, as we calculate it, is a non-GAAP financial measure. The GAAP-based efficiency ratio is noninterest expenses divided by net interest income plus noninterest income. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

(5)
We calculate tangible common equity as total shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization, and we calculate tangible assets as total assets less goodwill and core deposit intangibles, net of accumulated amortization. Tangible common equity to tangible assets is a non-GAAP financial measure, and, as we calculate tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total shareholders' equity to total assets. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

RISK FACTORS

        Investing in our common stock involves a high degree of risk. Before you decide to invest in our common stock, you should carefully consider the risks described below, together with all other information included in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus. We believe the risks described below are the risks that are material to us as of the date of this prospectus. If any of the following risks actually occur, our business, financial condition, results of operations and growth prospects could be materially and adversely affected. In that case, you could experience a partial or complete loss of your investment.

Risks Related to Our Business

We conduct our operations almost exclusively in Texas which imposes risks and may magnify the consequences of any regional or local economic downturn affecting Texas, including any downturn in the energy, technology or real estate sectors.

        We conduct our operations almost exclusively in Texas and, as of December 31, 2013, the substantial majority of the loans in our loan portfolio were made to borrowers who live and/or conduct business in Texas. Likewise, as of such date, the substantial majority of our secured loans were secured by collateral located in Texas. Accordingly, we are exposed to risks associated with a lack of geographic diversification. The economic conditions in Texas significantly affect our business, financial condition, results of operations and future prospects, and any adverse economic developments, among other things, could negatively affect the volume of loan originations, increase the level of non-performing assets, increase the rate of foreclosure losses on loans and reduce the value of our loans and loan servicing portfolio. Any regional or local economic downturn that affects Texas, our existing or prospective borrowers or property values in our market areas may affect us and our profitability more significantly and more adversely than our competitors whose operations are less geographically focused.

        In addition, the economies in our target markets are highly dependent on the energy sector as well as the technology and real estate sectors. In particular, a decline in the prices of crude oil or natural gas could adversely affect many of our customers. Any downturn or adverse development in the energy, technology or real estate sectors could have a material adverse impact on our business, financial condition and results of operations.

We may not be able to implement aspects of our growth strategy, which may affect our ability to maintain our historical earnings trends.

        Our strategy focuses on organic growth, supplemented by acquisitions. We may not be able to execute on aspects of our growth strategy to sustain our historical rate of growth or may not be able to grow at all. More specifically, we may not be able to generate sufficient new loans and deposits within acceptable risk and expense tolerances, obtain the personnel or funding necessary for additional growth or find suitable acquisition candidates. Various factors, such as economic conditions and competition, may impede or prohibit the growth of our operations, the opening of new branches and the consummation of acquisitions. Further, we may be unable to attract and retain experienced portfolio bankers, which could adversely affect our growth. The success of our strategy also depends on our ability to effectively manage growth, which is dependent upon a number of factors, including our ability to adapt our credit, operational, technology and governance infrastructure to accommodate expanded operations. If we fail to implement one or more aspects of our strategy, we may be unable to maintain our historical earnings trends, which could have an adverse effect on our business.

Difficult market conditions and economic trends have adversely affected the banking industry and could adversely affect our business, financial condition and results of operations.

        We are operating in a challenging and uncertain economic environment, including generally uncertain conditions nationally and locally in our industry and markets. Although economic conditions have improved in recent years, financial institutions continue to be affected by volatility in the real estate market in some parts of the country and uncertain regulatory and interest rate conditions. We retain direct exposure to the residential and commercial real estate markets in Texas and are affected by these events.

        Our ability to assess the creditworthiness of customers and to estimate the losses inherent in our loan portfolio is made more complex by uncertain market and economic conditions. Another national economic recession or deterioration of conditions in our markets could drive losses beyond that which is provided for in our allowance for loan losses and result in the following consequences:

  •
  increases in loan delinquencies;

  •
  increases in non-performing assets and foreclosures;

  •
  decreases in demand for our products and services, which could adversely affect our liquidity position; and

  •
  decreases in the value of the collateral securing our loans, especially real estate, which could reduce customers' borrowing power and repayment ability.

        While economic conditions in Texas and the U.S. continue to show signs of recovery, there can be no assurance that these conditions will continue to improve. Although real estate markets have stabilized in portions of the U.S., a resumption of declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses, could have an adverse effect on our borrowers or their customers, which could adversely affect our business, financial condition and results of operations.

Our strategy of pursuing acquisitions exposes us to financial, execution and operational risks that could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

        We intend to continue pursuing a strategy that includes acquisitions. An acquisition strategy involves significant risks, including the following:

  •
  finding suitable candidates for acquisition;

  •
  attracting funding to support additional growth within acceptable risk tolerances;

  •
  maintaining asset quality;

  •
  retaining customers and key personnel, including bankers;

  •
  obtaining necessary regulatory approvals;

  •
  conducting adequate due diligence and managing known and unknown risks and uncertainties;

  •
  integrating acquired businesses; and

  •
  maintaining adequate regulatory capital.

        The market for acquisition targets is highly competitive, which may adversely affect our ability to find acquisition candidates that fit our strategy and standards. To the extent that we are unable to find suitable acquisition targets, an important component of our growth strategy may not be realized. Acquisitions will be subject to regulatory approvals, and we may be unable to obtain such approvals. Acquisitions of financial institutions also involve operational risks and uncertainties, and acquired companies may have unknown or contingent liabilities with no available manner of recourse, exposure to unexpected problems such as asset quality, the retention of key employees and customers and other issues that could negatively affect our business. We may not be able to complete future acquisitions or, if completed, we may not be able to successfully integrate the operations, technology platforms, management, products and services of the entities that we acquire and to realize our attempts to eliminate redundancies. The integration process may also require significant time and attention from our management that they would otherwise be directed toward servicing existing business and developing new business. Acquisitions typically involve the payment of a premium over book and market values and, therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future acquisition of a financial service company, and the carrying amount of any goodwill that we acquire may be subject to impairment in future periods. Failure to successfully integrate the entities we acquire into our existing operations may increase our operating costs significantly and adversely affect our business, financial condition and results of operations.

Our ability to retain our portfolio bankers and recruit additional successful portfolio bankers is critical to the success of our business strategy, and any failure to do so may adversely affect our business, financial condition and results of operations.

        Our ability to retain and grow our loans, deposits and fee income depends upon the business generation capabilities, reputation and relationship management skills of our portfolio bankers. If we were to lose the services of any of our portfolio bankers, including any successful bankers employed by acquired businesses, to a new or existing competitor or otherwise, we may not be able to retain valuable relationships and some of our customers could choose to use the services of a competitor instead of our services. Our growth strategy also relies on our ability to attract and retain profitable portfolio bankers and on the ability of our existing portfolio bankers to achieve what we believe to be their full capacity in terms of customer relationships and profitability. We may face difficulties in recruiting and retaining portfolio bankers of our desired caliber, including as a result of competition from other financial institutions. In particular, many of our competitors are significantly larger with greater financial resources, and may be able to offer more attractive compensation packages and broader career opportunities. Additionally, we may incur significant expenses and expend significant time and resources on training, integration and business development before we are able to determine whether a new portfolio banker will be profitable or effective. If we are unable to attract and retain successful portfolio bankers, or if our portfolio bankers fail to meet our expectations in terms of customer relationships and profitability, we may be unable to execute our business strategy and our business, financial condition and results of operations may be negatively affected.

The small to medium-sized businesses that we lend to may have fewer resources to weather adverse business developments, which may impair a borrower's ability to repay a loan, and such impairment could adversely affect our results of operations and financial condition.

        We focus our business development and marketing strategy primarily on small to medium-sized businesses. Small to medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower's ability to repay a loan. In addition, the success of a small and medium-sized business often depends on the management talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have a material adverse impact on the business and its ability to repay its loan. If general economic conditions negatively impact the Texas markets in which we operate and small to medium-sized businesses are adversely affected or our borrowers are otherwise affected by adverse business developments, our business, financial condition and results of operations may be negatively affected.

A large portion of our loan portfolio is comprised of commercial and industrial loans secured by receivables, inventory, equipment or other commercial collateral, the deterioration in value of which could increase the potential for future losses.

        As of December 31, 2013, $681.3 million, or 50.1% of our total loans, was comprised of commercial and industrial loans to businesses collateralized by general business assets including, among other things, accounts receivable, inventory and equipment and generally backed by a personal guaranty of the borrower or principal. These commercial and industrial loans are typically larger in amount than loans to individuals and, therefore, have the potential for larger losses on a single loan basis. Additionally, the repayment of commercial and industrial loans is subject to the ongoing business operations of the borrower. The collateral securing such loans generally includes moveable property such as equipment and inventory, which may decline in value more rapidly than we anticipate, exposing us to increased credit risk. Significant adverse changes in the economy or local market conditions in which our commercial lending customers operate could cause rapid declines in loan collectability and the values associated with general business assets, resulting in inadequate collateral coverage that may expose us to credit losses and could adversely affect our business, financial condition and results of operations.

Our commercial real estate and real estate construction loan portfolios expose us to credit risks that may be greater than the risks related to other types of loans.

        As of December 31, 2013, $424.0 million, or 31.2% of our total loans, was comprised of commercial real estate loans (including owner occupied commercial real estate loans) and $140.1 million, or 10.3% of our total loans, was comprised of real estate construction loans. These loans typically involve repayment dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service. The availability of such income for repayment may be adversely affected by changes in the economy or local market conditions. These loans expose a lender to greater credit risk than loans secured by other types of collateral because the collateral securing these loans is typically more difficult to liquidate. Additionally, non-owner occupied commercial real estate loans generally involve relatively large balances to single borrowers or related groups of borrowers. Unexpected deterioration in the credit quality of our non-owner occupied commercial real estate loan portfolio could require us to increase our allowance for loan losses, which would reduce our profitability and may have a material adverse effect on our business, financial condition and results of operations.

        Construction loans involve risks attributable to the fact that loan funds are secured by a project under construction, and the project is of uncertain value prior to its completion. It can be difficult to accurately evaluate the total funds required to complete a project, and construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If we are forced to foreclose on a project prior to completion, we may be unable to recover the entire unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time, any of which could adversely affect our business, financial condition and results of operations.

Because a significant portion of our loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses.

        As of December 31, 2013, $670.4 million, or 49.3% of our total loans, were comprised of loans with real estate as a primary or secondary component of collateral. As a result, adverse developments affecting real estate values in our market areas could increase the credit risk associated with our real estate loan portfolio. Real estate values in many Texas markets have experienced periods of fluctuation over the last five years. The market value of real estate can fluctuate significantly in a short period of time. Adverse changes affecting real estate values and the liquidity of real estate in one or more of our markets could increase the credit risk associated with our loan portfolio, and could result in losses that would adversely affect credit quality, financial condition and results of operation. Negative changes in the economy affecting real estate values and liquidity in our market areas could significantly impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses. Collateral may have to be sold for less than the outstanding balance of the loan, which could result in losses on such loans. Such declines and losses could have a material adverse impact on our business, results of operations and growth prospects. If real estate values decline, it is also more likely that we would be required to increase our allowance for loan losses, which could adversely affect our business, financial condition and results of operations.

Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio, which may adversely affect our business, financial condition and results of operations.

        We establish our allowance for loan losses and maintain it at a level considered adequate by management to absorb probable loan losses based on our analysis of our portfolio and market environment. The allowance for loan losses represents our estimate of probable losses in the portfolio at each balance sheet date and is based upon relevant information available to us. Our allowance for loan losses consists of a general component based upon probable but unidentified losses inherent in the portfolio and a specific component based on individual loans that are considered impaired. The general component is based on various factors including our historical loss experience, historical loss experience for peer banks, growth trends, loan concentrations, migration trends between internal loan risk ratings, current economic conditions and other qualitative factors. The specific component of the allowance for loan losses is calculated based on a review of individual loans considered impaired. The analysis of impaired losses may be based on the present value of expected future cash flows discounted at the effective loan rate, an observable market price or the fair value of the underlying collateral on collateral dependent loans. In determining the collectability of certain loans, management also considers the fair value of any underlying collateral. The amount ultimately realized may differ from the carrying value of these assets because of economic, operating or other conditions beyond our control, and any such differences may be material. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Allowance for loan losses."

        As of December 31, 2013, our allowance for loan losses was 1.20% of our total loans. Loans acquired are initially recorded at fair value, which includes an estimate of credit losses expected to be realized over the remaining lives of the loans, and therefore no corresponding allowance for loan losses is recorded for these loans at acquisition. Additional loan losses will likely occur in the future and may occur at a rate greater than we have previously experienced. We may be required to take additional provisions for loan losses in the future to further supplement the allowance for loan losses, either due to management's decision to do so or requirements by our banking regulators. In addition, bank regulatory agencies will periodically review our allowance for loan losses and the value attributed to non-accrual loans or to real estate acquired through foreclosure. Such regulatory agencies may require us to recognize future charge-offs. These adjustments may adversely affect our business, financial condition and results of operations.

The relatively unseasoned nature of a significant portion of our loan portfolio may expose us to increased credit risks.

        Our loan portfolio has grown to $1.4 billion as of December 31, 2013, from $373.0 million as of December 31, 2009. A significant portion of this increase is the result of new loans originated by us during that period. It is difficult to assess the future performance of these recently originated loans because our relatively limited experience with such loans does not provide us with a significant payment history from which to judge future collectability. These loans may experience higher delinquency or charge-off levels than our historical loan portfolio experience, which could adversely affect our business, financial condition and results of operations.

We have a significant amount of loans outstanding to a limited number of borrowers, which may increase our risk of loss.

        We have extended significant amounts of credit to a limited number of borrowers, and at December 31, 2013, the aggregate amount of loans to our 10 and 25 largest borrowers (including related entities) amounted to approximately $141.8 million, or 10.4% of total loans and $290.6 million, or 21.4% of total loans, respectively. At such date, none of these loans were nonperforming loans. A high amount of credit extended to a limited number of borrowers increases the risk in our loan portfolio. In the event that one or more of these borrowers is not able to make payments of interest and principal in respect of such loans, the potential loss to us is more likely to have a material adverse impact on our business, financial condition and results of operations.

A lack of liquidity could adversely affect our operations and jeopardize our business, financial condition and results of operations.

        Liquidity is essential to our business. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans and investment securities, respectively, to ensure that we have adequate liquidity to fund our operations. An inability to raise funds through deposits, borrowings, the sale of our investment securities, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our most important source of funds is deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk/return tradeoff. If customers move money out of bank deposits and into other investments such as money market funds, we would lose a relatively low-cost source of funds, increasing our funding costs and reducing our net interest income and net income.

        Other primary sources of funds consist of cash flows from operations, maturities and sales of investment securities, and proceeds from the issuance and sale of our equity and debt securities to investors. Additional liquidity is provided by the ability to borrow from the Dallas Fed and the Federal Home Loan Bank of Dallas (the "FHLB"). We also may borrow funds from third-party lenders, such as other financial institutions. Our access to funding sources in amounts adequate to finance or capitalize our activities, or on terms that are acceptable to us, could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Our access to funding sources could also be affected by a decrease in the level of our business activity as a result of a downturn in our target markets or by one or more adverse regulatory actions against us.

        Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses, or to fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, financial condition and results of operations.

We may need to raise additional capital in the future, and if we fail to maintain sufficient capital, whether due to losses, an inability to raise additional capital or otherwise, our financial condition, liquidity and results of operations, as well as our ability to maintain regulatory compliance, could be adversely affected.

        We face significant capital and other regulatory requirements as a financial institution. We may need to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet our commitments and business needs, which could include the possibility of financing acquisitions. In addition, the Company, on a consolidated basis, and the Bank, on a stand-alone basis, must meet certain regulatory capital requirements and maintain sufficient liquidity. Importantly, regulatory capital requirements could increase from current levels, which could require us to raise additional capital or contract our operations. Our ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities, and on our financial condition and performance. Accordingly, we cannot assure you that we will be able to raise additional capital if needed or on terms acceptable to us. If we fail to maintain capital to meet regulatory requirements, our liquidity, business, financial condition and results of operations could be materially and adversely affected.

Interest rate shifts may reduce net interest income and otherwise negatively impact our financial condition and results of operations.

        The majority of our banking assets are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings and cash flows depend to a great extent upon the level of our net interest income, or the difference between the interest income we earn on loans, investments and other interest-earning assets, and the interest we pay on interest-bearing liabilities, such as deposits and borrowings. Changes in interest rates can increase or decrease our net interest income, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes. When interest-bearing liabilities mature or reprice more quickly, or to a greater degree than interest-earning assets in a period, an increase in interest rates could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly, or to a greater degree than interest-bearing liabilities, falling interest rates could reduce net interest income. Additionally, an increase in interest rates may, among other things, reduce the demand for loans and our ability to originate loans and decrease loan repayment rates. A decrease in the general level of interest rates may affect us through, among other things, increased prepayments on our loan portfolio and increased competition for deposits. Accordingly, changes in the level of market interest rates affect our net yield on interest-earning assets, loan origination volume, loan portfolio and our overall results. Although our asset-liability management strategy is designed to control and mitigate exposure to the risks related to changes in market interest rates, those rates are affected by many factors outside of our control, including governmental monetary policies, inflation, deflation, recession, changes in unemployment, the money supply, international disorder and instability in domestic and foreign financial markets.

If we fail to maintain an effective system of disclosure controls and procedures and internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

        Ensuring that we have adequate disclosure controls and procedures, including internal controls over financial reporting, in place so that we can produce accurate financial statements on a timely basis is costly and time-consuming and needs to be re-evaluated frequently. Although we are currently required to provide an auditor attestation as to our internal control over financial reporting in accordance with applicable bank regulatory standards, we are in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in anticipation of being a public company and being subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), which will require annual management assessments of the effectiveness of our internal controls over financial reporting and, when we cease to be an emerging growth company under the JOBS Act, a report by our independent auditors addressing these assessments. Our management may conclude that our internal controls over financial reporting are not effective due to our failure to cure any identified material weakness or otherwise. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may not conclude that our internal controls over financial reporting are effective.

Although no material weaknesses were identified in connection with our internal controls over financial reporting in accordance with applicable bank regulatory standards for the year ended December 31, 2013, a significant deficiency was identified in relation to certain aspects of our internal controls in 2013. We are in the process of remediating this deficiency. Going forward, our independent registered public accounting firm may not be satisfied with our internal controls over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or it may interpret the relevant requirements differently from us. In addition, during the course of the evaluation, documentation and testing of our internal controls over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Securities and Exchange Commission (the "SEC") for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. Any such deficiencies may also subject us to adverse regulatory consequences in connection with our required submission of audited financial statements and an auditor attestation as to our internal control over financial reporting to certain of our regulators. If we fail to achieve and maintain the adequacy of our internal controls over financial reporting, as these standards are modified, supplemented or amended from time to time, we may be unable to report our financial information on a timely basis, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act, and we may suffer adverse regulatory consequences or violations of listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in the reliability of our financial statements.

We face strong competition from financial services companies and other companies that offer banking services, which could impact our business.

        We conduct our operations almost exclusively in Texas. Many of our competitors offer the same, or a wider variety of, banking services within our market areas. These competitors include banks with nationwide operations, regional banks and other community banks. We also face competition from many other types of financial institutions, including savings banks, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders and certain other non-financial entities, such as retail stores which may maintain their own credit programs and certain governmental organizations which may offer more favorable financing or deposit terms than we can. In addition, a number of out-of-state financial intermediaries have opened production offices, or otherwise solicit deposits, in our market areas. Increased competition in our markets may result in reduced loans and deposits, as well as reduced net interest margin, fee income and profitability. Ultimately, we may not be able to compete successfully against current and future competitors. If we are unable to attract and retain banking customers, we may be unable to continue to grow our loan and deposit portfolios, and our business, financial condition and results of operations may be adversely affected.

        Our ability to compete successfully depends on a number of factors, including, among other things:

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  the ability to develop, maintain and build long-term customer relationships based on top quality service, high ethical standards and safe, sound assets;

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  the ability to expand our market position;

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  the scope, relevance and pricing of products and services offered to meet customer needs and demands;

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  the rate at which we introduce new products and services relative to our competitors;

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  customer satisfaction with our level of service; and

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  industry and general economic trends.

        We also face competition for acquisition opportunities in connection with the implementation of our acquisition strategy. Because there are a limited number of acquisition opportunities in our target markets, we face competition from other banks and financial institutions, many of which possess greater financial, human, technical and other resources than we do. Our ability to compete in acquiring target institutions will depend on our available financial resources to fund the acquisitions, including the amount of cash and cash equivalents we have and the liquidity and market price of our common stock. In addition, increased competition may also drive up the acquisition consideration that we will be required to pay in order to successfully capitalize on attractive acquisition opportunities.

        Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

We could recognize losses on securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.

        While we attempt to invest a significant percentage of our assets in loans (our loan to deposit ratio was 93.9% as of December 31, 2013), we invest a percentage of our total assets (15.0% as of December 31, 2013) in investment securities with the primary objectives of providing a source of liquidity, providing an appropriate return on funds invested, managing interest rate risk, meeting pledging requirements and meeting regulatory capital requirements. As of December 31, 2013, the book value of our securities portfolio was $255.5 million. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. For example, fixed-rate securities are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities, defaults by the issuer or individual borrowers with respect to the underlying securities, and continued instability in the credit markets. Any of the foregoing factors could cause an other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Because of changing economic and market conditions affecting interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, we may recognize realized and/or unrealized losses in future periods, which could have an adverse effect on our business, financial condition and results of operations.

Loss of our executive officers or other key employees could impair our relationship with our customers and adversely affect our business.

        Our success is dependent upon the continued service and skills of our executive management team. Our goals, strategies and marketing efforts are closely tied to the banking philosophy and strengths of our executive management, including our Chairman and Chief Executive Officer. The loss of services of any of these key personnel could have a negative impact on our business because of their skills, years of industry experience and the difficulty of promptly finding qualified replacement personnel. While we have employment agreements with our executive officers, we cannot guarantee that these executive officers or key employees will continue to be employed with us in the future.

If the goodwill that we have recorded or may record in connection with a business acquisition becomes impaired, it could require charges to earnings, which would have a negative impact on our financial condition and results of operations.

        Goodwill represents the amount by which the cost of an acquisition exceeds the fair value of net assets we acquire in connection with the purchase of another financial institution. We review goodwill for impairment at least annually, or more frequently if a triggering event occurs which indicates that the carrying value of the asset might be impaired.

        Our goodwill impairment test involves a two-step process. Under the first step, the estimation of fair value of the reporting unit is compared with its carrying value including goodwill. If step one indicates a potential impairment, the second step is performed to measure the amount of impairment, if any. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any such adjustments are reflected in our results of operations in the periods in which they become known. As of December 31, 2013, our goodwill totaled $15.7 million. While we have not recorded any impairment charges since we initially recorded the goodwill, there can be no assurance that our future evaluations of our existing goodwill, or goodwill we may acquire in the future, will not result in findings of impairment and related write-downs, which may have a material adverse effect on our business, financial condition and results of operations.

System failure or breaches of our network security could subject us to increased operating costs as well as litigation and other liabilities.

        The computer systems and network infrastructure we use, including the systems and infrastructure of our third-party service providers, could be vulnerable to unforeseen problems. Our operations are dependent upon our ability to protect our computer equipment, and the information stored therein, against damage from physical theft, fire, power loss, telecommunications failure or a similar catastrophic event, as well as from security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers. Any damage or failure that causes breakdowns or disruptions in our general ledger, deposit, loan and other systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, including enforcement action that could restrict our operations, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on us. Computer break-ins, phishing and other disruptions could also jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us and may cause existing and potential customers to refrain from doing business with us. In addition, advances in computer capabilities could result in a compromise or breach of the systems we and our third-party service providers use to encrypt and protect customer transaction data. A failure of such security measures could have a material adverse effect on our business, financial condition and results of operations.

We have a continuing need for technological change, and we may not have the resources to effectively implement new technology, or we may experience operational challenges when implementing new technology.

        The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, at least in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations as we continue to grow and expand our products and service offerings. We may experience operational challenges as we implement these new technology enhancements or products, which could result in us not fully realizing the anticipated benefits from such new technology or require us to incur significant costs to remedy any such challenges in a timely manner.

        Many of our larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior products to those that we will be able to provide, which would put us at a competitive disadvantage. Accordingly, we may lose customers seeking new technology-driven products and services to the extent we are unable to provide such products and services.

Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.

        We depend on a number of relationships with third-party service providers. Specifically, we receive certain third-party services including, but not limited to, core systems processing, essential web hosting and other Internet systems, our online banking services, deposit processing and other processing services. If these third-party service providers experience difficulties, or terminate their services, and we are unable to replace them with other service providers on a timely basis, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be adversely affected, perhaps materially. Even if we are able to replace third-party service providers, it may be at a higher cost to us, which could adversely affect our business, financial condition and results of operations.

We are subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.

        Employee errors and employee or customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.

        We maintain a system of internal controls to mitigate against operational risks, including data processing system failures and errors and customer or employee fraud, as well as insurance coverage designed to protect us from material losses associated with these risks, including losses resulting from any associated business interruption. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition and results of operations.

        In addition, we rely heavily upon information supplied by third parties, including the information contained in credit applications, property appraisals, title information, equipment pricing and valuation and employment and income documentation, in deciding which loans we will originate, as well as the terms of those loans. If any of the information upon which we rely is misrepresented, either fraudulently or inadvertently, and the misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected, or we may fund a loan that we would not have funded or on terms we would not have extended. Whether a misrepresentation is made by the applicant or another third-party, we generally bear the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsellable or subject to repurchase if it is sold prior to detection of the misrepresentation. The sources of the misrepresentations are often difficult to locate, and it is often difficult to recover any of the resulting monetary losses we may suffer.

We may be subject to environmental liabilities in connection with the foreclosure on real estate assets securing our loan portfolio.

        Hazardous or toxic substances or other environmental hazards may be located on the properties that secure our loans. If we acquire such properties as a result of foreclosure or otherwise, we could become subject to various environmental liabilities. For example, we could be held liable for the cost of cleaning up or otherwise addressing contamination at or from these properties. We could also be held liable to a governmental entity or third-party for property damage, personal injury or other claims relating to any environmental contamination at or from these properties. In addition, we own and operate certain properties that may be subject to similar environmental liability risks. Although we have policies and procedures that are designed to mitigate against certain environmental risks, we may not detect all environmental hazards associated with these properties. If we ever became subject to significant environmental liabilities, our business, financial condition and results of operations could be adversely affected.

Risks Related to Our Industry and Regulation

The ongoing implementation of the Dodd-Frank Act may have a material effect on our operations.

        On July 21, 2010, the Dodd-Frank Act was signed into law, and the process of implementation is ongoing. The Dodd-Frank Act imposes significant regulatory and compliance changes on many industries, including ours. There remains significant uncertainty surrounding the manner in which the provisions of the Dodd-Frank Act will ultimately be implemented by the various regulatory agencies, and the full extent of the impact of the requirements on our operations is unclear. The legal and regulatory changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, require the development of new compliance infrastructure, impose upon us more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with the new requirements or with any future changes in laws or regulations may negatively impact our business, financial condition and results of operations. For a more detailed description of the Dodd-Frank Act, see "Regulation and Supervision—The Dodd-Frank Act."

We operate in a highly regulated environment and the laws and regulations that govern our operations, corporate governance, executive compensation and accounting principles, or changes in them, or our failure to comply with them, may adversely affect us.

        We are subject to extensive regulation, supervision and legal requirements that govern almost all aspects of our operations. Intended to protect customers, depositors, the Deposit Insurance Fund (the "DIF"), and the overall financial stability of the United States, these laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on the business activities in which we can engage, limit the dividend or distributions that the Bank can pay to us, restrict the ability of institutions to guarantee our debt, and impose certain specific accounting requirements on us that may be more restrictive and may result in greater or earlier charges to earnings or reductions in our capital than generally accepted accounting principles would require. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional compliance costs. Our failure to comply with these laws and regulations, even if the failure follows good faith effort or reflects a difference in interpretation, could subject us to restrictions on our business activities, fines and other penalties, any of which could adversely affect our results of operations, capital base and the price of our securities. Further, any new laws, rules and regulations could make compliance more difficult or expensive or otherwise adversely affect our business, financial condition and results of operations.

Federal banking agencies periodically conduct examinations of our business, including compliance with laws and regulations, and our failure to comply with any supervisory actions to which we are or become subject as a result of such examinations may adversely affect us.

        Federal banking agencies, including the Office of the Comptroller of the Currency (the "OCC") and Federal Reserve, periodically conduct examinations of our business, including compliance with laws and regulations. If, as a result of an examination, a federal banking agency were to determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that the Company, the Bank or their respective management were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin "unsafe or unsound" practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in the Company's and/or the Bank's capital, to restrict our growth, to assess civil monetary penalties against the Company, the Bank or their respective officers or directors, to remove officers and directors, and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate the Bank's deposit insurance. If we become subject to such regulatory actions, our business, financial condition, results of operations, cash flows and reputation may be negatively impacted.

Many of our new activities and expansion plans require regulatory approvals, and failure to obtain them may restrict our growth.

        We intend to complement and expand our business by pursuing strategic acquisitions of financial institutions and other complementary businesses. Generally, we must receive federal regulatory approval before we can acquire an FDIC-insured depository institution or related business. In determining whether to approve a proposed acquisition, federal banking regulators will consider, among other factors, the effect of the acquisition on competition, our financial condition, our future prospects and the impact of the proposal on U.S. financial stability. The regulators also review current and projected capital ratios and levels, the competence, experience and integrity of management, and its record of compliance with laws and regulations, the convenience and needs of the communities to be served (including the acquiring institution's record of compliance under the Community Reinvestment Act (the "CRA")) and the effectiveness of the acquiring institution in combating money laundering activities. Such regulatory approvals may not be granted on terms that are acceptable to us, or at all. We may also be required to sell branches as a condition to receiving regulatory approval, which condition may not be acceptable to us or, if acceptable to us, may reduce the benefit of any acquisition.

        In addition to the acquisition of existing financial institutions, as opportunities arise, we plan to continue de novo branching as a part of our organic growth strategy. De novo branching and any acquisitions carry with them numerous risks, including the inability to obtain all required regulatory approvals. The failure to obtain these regulatory approvals for potential future strategic acquisitions and de novo branches may impact our business plans and restrict our growth.

Financial institutions, such as the Bank, face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

        The federal Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network, established by the U.S. Department of the Treasury ("U.S. Treasury Department") to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements, and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice ("U.S. Justice Department"), Drug Enforcement Administration and Internal Revenue Service. There is also increased scrutiny of compliance with the sanctions programs and rules administered and enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC").

        In order to comply with regulations, guidelines and examination procedures in this area, we have dedicated significant resources to our anti-money laundering program. If our policies, procedures and systems are deemed deficient, we could be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plans, including acquisitions and de novo branching.

We are subject to the CRA and fair lending laws, and failure to comply with these laws could lead to material penalties.

        The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The Consumer Financial Protection Bureau ("CFPB"), the U.S. Justice Department and other federal agencies are responsible for enforcing these laws and regulations. A successful challenge to an institution's performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on mergers and acquisitions activity and restrictions on expansion activity. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation.

The FDIC's restoration plan and the related increased assessment rate could adversely affect our earnings.

        As a result of economic conditions and the enactment of the Dodd-Frank Act, the FDIC has increased the deposit insurance assessment rates and thus raised deposit premiums for insured depository institutions. If these increases are insufficient for the DIF to meet its funding requirements, further special assessments or increases in deposit insurance premiums may be required. We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional financial institution failures that affect the DIF, we may be required to pay FDIC premiums higher than current levels. Our FDIC insurance related costs were $1.2 million for the year ended December 31, 2013, compared with $1.0 million for the year ended December 31, 2012, and $0.9 million for the year ended December 31, 2011. Any future additional assessments, increases or required prepayments in FDIC insurance premiums may materially adversely affect our business, financial condition and results of operations.

We may become subject to more stringent capital requirements.

        The Dodd-Frank Act requires the federal banking agencies to establish stricter risk-based capital requirements and leverage limits to apply to banks and bank and savings and loan holding companies. In July 2013, the federal banking agencies published the final Basel III Capital Rules (as defined below) that revised their risk-based and leverage capital requirements and their method for calculating risk-weighted assets. The Basel III Capital Rules will apply to banking organizations, including the Company and the Bank.

        As a result of the enactment of the Basel III Capital Rules, the Company and the Bank will become subject to increased required capital levels. The Basel III Capital Rules become effective as applied to the Company and the Bank on January 1, 2015, with a phase-in period that generally extends from January 1, 2015 through January 1, 2019. See "Regulation and Supervision—Regulatory Capital Requirements and Capital Adequacy—US Implementation of Basel III."

The Federal Reserve may require us to commit capital resources to support the Bank.

        The Federal Reserve, which examines the Company, requires a bank holding company to act as a source of financial and managerial strength to its subsidiary banks and to commit resources to support its subsidiary banks. Under the "source of strength" doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. Under these requirements, in the future, we could be required to provide financial assistance to the Bank if it experiences financial distress.

        Such a capital injection may be required at a time when our resources are limited and we may be required to borrow the funds to make the required capital injection. In the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company's general unsecured creditors, including the holders of any note obligations. Thus, any borrowing that must be done by the holding company in order to make the required capital injection becomes more difficult and expensive and will adversely impact the holding company's business, financial condition and results of operations.

We may be adversely affected by the soundness of other financial institutions.

        Financial services institutions are interrelated as a result of trading, clearing, counterparty and other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, broker-dealers, investment banks and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated if our collateral cannot be foreclosed upon or is liquidated at prices not sufficient to recover the full amount of the credit or cover the derivative exposure due. Any such losses could have a material adverse effect on our business, financial condition and results of operations.

Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition and results of operations.

        In addition to being affected by general economic conditions, our earnings and growth are affected by the regulations and policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the U.S. money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market operations in U.S. government securities, adjustments of both the discount rate and the federal funds rate and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

        The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. Although we cannot determine the effects of such policies on us at this time, such policies could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to this Offering and an Investment in our Common Stock

An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price.

        Prior to this offering there has been no public market for our common stock. An active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The initial public offering price for our common stock will be determined by negotiations between us, the selling shareholders and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to expand our business by using our common stock as consideration in an acquisition.

The market price of our common stock may fluctuate significantly.

        The market price of our common stock could fluctuate significantly due to a number of factors, including, but not limited to:

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  our quarterly or annual earnings, or those of other companies in our industry;

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  actual or anticipated fluctuations in our operating results;

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  changes in accounting standards, policies, guidance, interpretations or principles;

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  the public reaction to our press releases, our other public announcements and our filings with the SEC;

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  announcements by us or our competitors of significant acquisitions, dispositions, innovations or new programs and services;

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  changes in financial estimates and recommendations by securities analysts following our stock, or the failure of securities analysts to cover our common stock after this offering;

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  changes in earnings estimates by securities analysts or our ability to meet those estimates;

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  the operating and stock price performance of other comparable companies;

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  general economic conditions and overall market fluctuations;

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  the trading volume of our common stock;

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  changes in business, legal or regulatory conditions, or other developments affecting participants in our industry, and publicity regarding our business or any of our significant customers or competitors;

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  changes in governmental monetary policies, including the policies of the Federal Reserve;

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  future sales of our common stock by us, directors, executives and significant shareholders; and

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  changes in economic conditions in and political conditions affecting our target markets, including fluctuations in the price of crude oil and natural gas.

        In particular, the realization of any of the risks described in this "Risk Factors" section could have a material adverse effect on the market price of our common stock and cause the value of your investment to decline. In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock over the short, medium or long term, regardless of our actual performance. If the market price of our common stock reaches an elevated level following this offering, it may materially and rapidly decline. In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted securities class action litigation. If we were to be involved in a class action lawsuit, it could divert the attention of senior management and have a material adverse effect on our business, financial condition and results of operations.

The obligations associated with being a public company will require significant resources and management attention.

        As a public company, we will face increased legal, accounting, administrative and other costs and expenses that we have not incurred as a private company, particularly after we are no longer an emerging growth company. We expect to incur incremental costs related to operating as a public company of approximately $940,000 annually, although there can be no assurance that these costs will not be higher, particularly when we no longer qualify as an emerging growth company. After the completion of this offering, we will be subject to the reporting requirements of the Exchange Act, which requires that we file annual, quarterly and current reports with respect to our business and financial condition and proxy and other information statements, and the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the PCAOB and the

, each of which imposes additional reporting and other obligations on public companies. As a public company, we will be required to:

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  prepare and distribute periodic reports, proxy statements and other shareholder communications in compliance with the federal securities laws and rules;

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  expand the roles and duties of our board of directors and committees thereof;

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  maintain an internal audit function;

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  institute more comprehensive financial reporting and disclosure compliance procedures;

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  involve and retain to a greater degree outside counsel and accountants in the activities listed above;

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  enhance our investor relations function;

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  establish new internal policies, including those relating to trading in our securities and disclosure controls and procedures;

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  retain additional personnel;

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  comply with                listing standards; and

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  comply with the Sarbanes-Oxley Act.

        We expect these rules and regulations and changes in laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, to increase legal and financial compliance costs and make some activities more time consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities, which could have a material adverse effect on our business, financial condition and results of operations. These increased costs may require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives.

You will incur immediate dilution as a result of this offering.

        If you purchase our common stock in this offering, you will pay more for your shares than the net tangible book value per share immediately prior to consummation of this offering. As a result, you will incur immediate dilution of $          per share representing the difference between the offering price of $          and our net tangible book value per share as of December 31, 2013 of $8.79. Accordingly, if we are liquidated at our book value, you would not receive the full amount of your investment. See "Dilution."

If securities or industry analysts change their recommendations regarding our stock or if our operating results do not meet their expectations, our stock price could decline.

        The trading market for our common stock could be influenced by the research and reports that industry or securities analysts may publish about us or our business. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock or if our operating results do not meet their expectations, either absolutely or relative to our competitors, our stock price could decline significantly.

Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.

        Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities.

        At the time of this offering, we expect that our certificate of formation will authorize us to issue                shares of common stock,                 of which will be outstanding upon consummation of this offering. This number includes                shares that we are selling in this offering and                shares that the selling shareholders are selling in this offering, which will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). Substantially all of the remaining                 shares of our common stock outstanding, including the shares of common stock retained by the selling shareholders and members of our management, will be restricted from immediate resale under the federal securities laws and the lock-up agreements between our executive officers, directors, the selling shareholders and certain other current shareholders and the underwriters which generally provide for a lock-up period of 180 days following this offering (unless the representatives of the underwriters waive such lock-up period), but may be sold in the near future. See "Underwriting." Following the expiration of the applicable lock-up period, all these shares of our common stock will be eligible for resale under Rule 144 of the Securities Act, subject to volume limitations and applicable holding period requirements. In addition, certain shareholders will have the ability to cause us to register the resale of their shares pursuant to a registration rights agreement. See "Shares Eligible for Future Sale" for a discussion of the shares of our common stock that may be sold into the public market in the future and "Certain Relationships and Related Party Transactions—Registration Rights Agreement" for a description of the registration rights agreement.

        We may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments and pursuant to compensation and incentive plans. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.

        We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares of our common stock issued in connection with an acquisition or under a compensation or incentive plan), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock and could impair our ability to raise capital through future sales of our securities.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

        At the time of this offering, we expect that our certificate of formation will authorize us to issue up to                shares of one or more series of preferred stock. Our board of directors will have the authority to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium over the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These exemptions allow us to, among other things, present only two years of audited financial statements and discuss only our results of operations for two years in related Management's Discussions and Analyses; to not provide an auditor attestation of our internal control over financial reporting; to choose not to comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and our audited financial statements; to provide reduced disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosure regarding our executive compensation; and to not seek a non-binding advisory vote on executive compensation or golden parachute arrangements. In addition, even if we comply with the greater obligations of public companies that are not emerging growth companies immediately after this offering, we may avail ourselves of these reduced requirements applicable to emerging growth companies from time to time in the future, so long as we are an emerging growth company. We will remain an emerging growth company for up to five years, though we may cease to be an emerging growth company earlier under certain circumstances, including if, before the end of such five years, we are deemed to be a large accelerated filer under the rules of the SEC (which depends on, among other things, having a market value of common stock held by non-affiliates in excess of $700 million). Investors and securities analysts may find it more difficult to evaluate our common stock because we may rely on one or more of these exemptions, and, as a result, investor confidence and the market price of our common stock may be materially and adversely affected.

An investment in our common stock is not an insured deposit and is not guaranteed by the FDIC, so you could lose some or all of your investment.

        An investment in our common stock is not a bank deposit and, therefore, is not insured against loss or guaranteed by the FDIC, any other deposit insurance fund or by any other public or private entity. An investment in our common stock is inherently risky for the reasons described herein. As a result, if you acquire our common stock, you could lose some or all of your investment.

We currently have no plans to pay dividends on our common stock, so you may not receive funds without selling your common stock.

        We do not anticipate paying any dividends on our common stock in the foreseeable future. Our ability to pay dividends on our common stock is dependent on the Bank's ability to pay dividends to the Company, which is limited by applicable laws and banking regulations, and may in the future be restricted by the terms of any debt or preferred securities we may incur or issue. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. See "Dividend Policy."

        Our primary tangible asset is the Bank. As such, we depend upon the Bank for cash distributions (through dividends on the Bank's stock) that we use to pay our operating expenses and satisfy our obligations (including debt obligations). There are numerous laws and banking regulations that limit the Bank's ability to pay dividends to the Company. If the Bank is unable to pay dividends to the Company, we will not be able to satisfy our obligations. Federal statutes and regulations restrict the Bank's ability to make cash distributions to the Company. These statutes and regulations require, among other things, that the Bank maintain certain levels of capital in order to pay a dividend. Further, federal banking authorities have the ability to restrict the Bank's payment of dividends through supervisory action. See "Regulation and Supervision—Regulatory Limits on Dividends and Distributions."

Our corporate organizational documents and the provisions of Texas law to which we are subject contain certain provisions that could have an anti-takeover effect and may delay, make more difficult or prevent an attempted acquisition of the Company that you may favor.

        We intend to amend and restate our certificate of formation and bylaws prior to the consummation of this offering. As a result, certain provisions, yet to be determined, may have an anti-takeover effect and may delay, discourage or prevent an attempted acquisition or change of control of the Company. These provisions may include:

  •
  staggered terms for directors;

  •
  a provision that directors cannot be removed except for cause;

  •
  a provision that any special meeting of our shareholders may be called only by a majority of the board of directors, the Chairman or a holder or group of holders of at least 20% of our shares entitled to vote at the meeting;

  •
  a provision that requires the vote of two-thirds of the shares outstanding for major corporate actions, such as an amendment to the Company's certificate of formation or bylaws or the approval of a merger; and

  •
  a provision establishing certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered only at an annual or special meeting of shareholders.

        At the time of this offering, we expect our certificate of formation will provide for non-cumulative voting for directors and authorize the board of directors to issue shares of its preferred stock without shareholder approval and upon such terms as the board of directors may determine. The issuance of our preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or of discouraging a third-party from acquiring, a controlling interest in us. In addition, certain provisions of Texas law, including a provision which restricts certain business combinations between a Texas corporation and certain affiliated shareholders, may delay, discourage or prevent an attempted acquisition or change in control of the Company. At the time of this offering, we expect our certificate of formation will prohibit shareholder action by less than unanimous written consent. See "Description of Capital Stock."

        Furthermore, banking laws impose notice, approval and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect "control" of an FDIC-insured depository institution. These laws include the Bank Holding Company Act of 1956 (the "BHC Act"), the Change in Bank Control Act and the Savings and Loan Holding Company Act. These laws could delay or prevent an acquisition. See "Regulation and Supervision—Notice and Approval Requirements Related to Control."

Shareholders may be deemed to be acting in concert or otherwise in control of us, which could impose notice, approval and ongoing regulatory requirements and result in adverse regulatory consequences for such holders.

        We are a bank holding company regulated by the Federal Reserve. Banking laws impose notice, approval and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect "control" of an FDIC-insured depository institution or a company that controls an FDIC-insured depository institution, such as a bank holding company. These laws include the BHC Act, the Change in Bank Control Act and the Savings and Loan Holding Company Act. The determination whether an investor "controls" a depository institution or holding company is based on all of the facts and circumstances surrounding the investment.

        As a general matter, a party is deemed to control a depository institution or other company if the party (i) owns or controls 25% or more of any class of voting stock of the bank or other company, (ii) controls the election of a majority of the directors of the bank or other company or (iii) has the power to exercise a controlling influence over the management or policies of the bank or other company. In addition, subject to rebuttal, a party may be presumed to control a depository institution or other company if the investor owns or controls 10% or more of any class of voting stock. Ownership by affiliated parties, or parties acting in concert, is typically aggregated for these purposes. "Acting in concert" generally means knowing participation in a joint activity or parallel action towards the common goal of acquiring control of a bank or a parent company, whether or not pursuant to an express agreement. The manner in which this definition is applied in individual circumstances can vary and cannot always be predicted with certainty.

        Any shareholder that is deemed to "control" us for regulatory purposes would become subject to notice, approval and ongoing regulatory requirements and may be subject to adverse regulatory consequences. Potential investors are advised to consult with their legal counsel regarding the applicable regulations and requirements.

We have several large non-controlling shareholders, and such shareholders may independently vote their shares in a manner that you may not consider to be consistent with your best interest or the best interest of our shareholders as a whole.

        Investment funds affiliated with Friedman Fleischer & Lowe, LLC, Harvest Partners, LP and Pine Brook Road Partners, LLC each currently beneficially own approximately 24.1% of our outstanding common stock, and are expected to beneficially own, following the completion of this offering, approximately         %,        % and        %, respectively, of our outstanding common stock, or        %,        % and        %, respectively, if the underwriters exercise their option to purchase additional shares in full. Each of these shareholders is currently subject to passivity commitments made to the Federal Reserve in connection with their investment in us in which they agreed not to, without the prior approval of the Federal Reserve, among other things, exercise or attempt to exercise a controlling influence over our management or policies, have or seek to have more than one representative serve on our board of directors or permit any representative to serve as the chairman of our board of directors or any committee thereof. However, subject to those commitments, each of these shareholders will continue to have the ability following the completion of this offering to independently vote a meaningful percentage of our outstanding common stock on all matters put to a vote of our shareholders, including the election of our board of directors and certain other significant corporate transactions, such as a merger or acquisition transaction. On any such matter, the interests of any one of these shareholders may not coincide with the interests of the other holders of our common stock and any such difference in interests may result in that shareholder voting its shares in a manner inconsistent with the interest of other shareholders.

        In addition, in connection with this offering, we will enter into a director nomination agreement with each of these shareholders that will provide for the rights of such shareholders to nominate individuals for election to our board of directors. See "Certain Relationships and Related Party Transactions—Director Nomination Agreement." Furthermore, following the termination of the lock-up period discussed under "Underwriting—Lock-Up Agreements," it is possible that one or more of these shareholders may choose to sell or otherwise dispose of all or a significant portion of the remaining shares they hold following this offering, which could adversely affect the market price of our common stock and the value of your investment in us may decrease.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of the shares of common stock by us will be approximately $             million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $            per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus. If the underwriters exercise their option to purchase additional shares in full, the net proceeds to us will be approximately $             million. We will not receive any of the proceeds from the sale of shares by the selling shareholders. We intend to use the net proceeds to us from this offering for general corporate purposes, which may include current and future acquisitions, including a portion of the purchase price for SharePlus.

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds from the sale of the shares of common stock by us by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        A 1,000,000 share increase (decrease) in the number of shares of common stock offered by us would increase (decrease) the net proceeds from the sale of the shares of common stock by us by approximately $            , assuming an initial public offering price of $            per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2013:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to the sale of            shares of common stock by us in this offering, at an assumed initial public offering price of $            per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

        This table should be read in conjunction with "Use of Proceeds," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2013
	Actual	As Adjusted
	(in millions)
Shareholders' equity:
Preferred stock, par value $0.01 per share; authorized—10,000,000 shares actual; issued and outstanding—no shares actual, no shares as adjusted	$—	$
Common stock, par value $0.01 per share; authorized—90,000,000 shares actual; issued and outstanding—20,771,087 shares actual, shares as adjusted	208
Capital surplus	179,219
Retained earnings	19,918
Accumulated other comprehensive income (loss), net	(127)

Total shareholders' equity	$199,218	$

Total capitalization	$199,218	$

Capital Ratios
Tier 1 capital to average assets	10.3%		%
Tier 1 capital to risk-weighted assets	11.4
Total capital to risk-weighted assets	12.5
Tangible common equity to tangible assets(1)	10.8
Per Share Data
Book value per common share	$9.59	$
Tangible book value per common share(2)	8.79

(1)
We calculate tangible common equity as total shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization, and we calculate tangible assets as total assets less goodwill and core deposit intangibles, net of accumulated amortization. Tangible common equity to tangible assets is a non-GAAP financial measure, and, as we calculate tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total shareholders' equity to total assets. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

(2)
We calculate tangible book value per common share as total shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization at the end of the relevant period, divided by the outstanding number of shares of our common stock at the end of the relevant period. Tangible book value per common share is a non-GAAP financial measure, and, as we calculate tangible book value per common share, the most directly comparable GAAP financial measure is book value per common share. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

          A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would increase (decrease) the "as adjusted" amounts of each of total shareholders' equity and total capitalization by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

          A 1,000,000 share increase (decrease) in the number of shares of common stock offered by us would increase (decrease) the "as adjusted" amounts of each of total shareholders' equity and total capitalization by approximately $            , assuming an initial public offering price of $            per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

          The "as adjusted" amounts discussed above are illustrative only and subject to the actual initial public offering price and the actual number of shares sold by us in this offering.

 DILUTION

          If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the net tangible book value per share of common stock upon completion of this offering.

          Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Our historical net tangible book value as of December 31, 2013 was $182.6 million, or $8.79 per share of common stock, based upon the number of shares of common stock outstanding as of such date.

          Investors participating in this offering will incur immediate, substantial dilution. After giving effect to the sale of            shares of our common stock by us at the initial public offering price of $            per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of December 31, 2013 would have been approximately $            , or approximately $            per share of common stock. This represents an immediate increase in net tangible book value of $            per share to existing common shareholders, and an immediate dilution of $            per share to investors participating in this offering. If the initial public offering price is higher or lower, the dilution to new shareholders will be greater or less, respectively.

          The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of common stock		$
Historical net tangible book value per share as of December 31, 2013	$8.79
Increase per share attributable to this offering

As adjusted net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors(1)		$

(1)
Dilution is determined by subtracting net tangible book value per share after giving effect to this offering from the initial public offering price paid by a new investor.

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted net tangible book value per share after this offering by approximately $            , and dilution in net tangible book value per share to new investors by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares of our common stock in this offering, the as adjusted net tangible book value after this offering would be $            per share, the increase in net tangible book value to existing shareholders would be $            per share and the dilution to new investors would be $            per share, in each case assuming an initial public offering price of $            per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus.

        The following table summarizes, as of December 31, 2013, the differences between our existing shareholders and new investors with respect to the number of shares of our common stock purchased from us, the total consideration paid and the average price per share paid. The calculations with respect to shares purchased by new investors in this offering reflect the initial public offering price of $            per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration
								Average Price Per Share
	Number	Percentage		Amount		Percentage
Existing shareholders	20,771,087		%		$179,426,728		%		$8.64
New investors

Total		100%		$		100%		$

        Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters' option to purchase additional shares, no exercise of any outstanding options and no sale of common stock by the selling shareholders. The sale of            shares of common stock to be sold by the selling shareholders in this offering will reduce the number of shares held by existing shareholders to            , or            % of the total shares outstanding, and will increase the number of shares held by investors participating in this offering to             , or            % of the total shares outstanding. In addition, if the underwriters' option to purchase additional shares is exercised in full, the number of shares of common stock held by existing shareholders will be further reduced to            % of the total number of shares of common stock to be outstanding upon the closing of this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to            shares or            % of the total number of shares of common stock to be outstanding upon the closing of this offering.

        The discussion and tables above exclude            shares of our common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $            per share and            shares of common stock reserved for issuance under our stock option plans in each case as of                    , 2014. To the extent any of these options are exercised, there will be further dilution to investors participating in this offering.

 DIVIDEND POLICY

        We have not declared or paid any dividends on our common stock. We currently intend to retain all of our future earnings, if any, for use in our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends.

        As a bank holding company, our ability to pay dividends is affected by the policies and enforcement powers of the Federal Reserve. In addition, because we are a holding company, we are dependent upon the payment of dividends by the Bank to us as our principal source of funds to pay dividends in the future, if any, and to make other payments. The Bank is also subject to various legal, regulatory and other restrictions on its ability to pay dividends and make other distributions and payments to us. See "Regulation and Supervision—Regulatory Limits on Dividends and Distributions." In addition, in the future we may enter into borrowing or other contractual arrangements that restrict our ability to pay dividends.

SELECTED CONSOLIDATED FINANCIAL DATA

        The selected consolidated financial data for the years ended December 31, 2013, 2012 and 2011 and the selected consolidated financial data as of December 31, 2013 and 2012 presented below have been derived from our audited financial statements included elsewhere in this prospectus. The selected consolidated financial data as of and for the years ended December 31, 2010 and 2009 and the selected balance sheet data as of December 31, 2011 presented below have been derived from our audited financial statements not included in this prospectus.

        You should read the selected consolidated financial data set forth below in conjunction with the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of and for the Years Ended December 31,
	2013	2012	2011	2010	2009
	(Dollars in thousands, except per share amounts)
Selected Period End Balance Sheet Data:
Cash and cash equivalents	$34,757	$178,492	$151,190	$163,983	$97,193
Investment securities	255,515	242,261	250,526	125,312	52,304
Goodwill	15,672	15,672	15,672	8,522	6,933
Core deposit intangibles, net of accumulated amortization	984	1,230	1,245	313	—
Loans held for investment	1,359,415	1,204,689	891,489	555,872	372,976
Allowance for loan losses	16,361	14,151	10,574	7,132	4,833
Total assets	1,703,127	1,674,800	1,335,376	874,115	545,441
Deposits	1,447,372	1,461,451	1,157,634	702,318	466,710
Other borrowed funds	46,858	15,037	15,544	16,032	16,501
Total shareholders' equity	199,218	188,211	153,423	150,525	53,598
Selected Income Statement Data:
Net interest income	$57,042	$51,608	$34,662	$21,559	$13,893
Provision for loan losses	2,373	8,060	8,391	2,940	4,467
Net interest income after provision for loan losses	54,669	43,548	26,271	18,619	9,426
Noninterest income	4,812	5,109	2,087	1,835	571
Noninterest expense	39,965	35,742	26,459	17,797	14,960
Net income	12,610	8,535	1,017	1,659	(3,294)
Per Share Data (Common Stock):
Earnings per common share, basic	$0.61	$0.44	$0.06	$0.14	$(0.57)
Earnings per common share, diluted	0.60	0.44	0.06	0.14	(0.57)
Book value per common share	9.59	9.07	8.54	8.38	9.35
Tangible book value per common share(1)	8.79	8.26	7.60	7.85	8.14
Weighted average common shares outstanding, basic	20,748,299	19,382,053	17,970,395	11,933,893	5,729,881
Weighted average common shares outstanding, diluted	20,880,187	19,405,404	17,989,424	11,936,153	5,757,473
Selected Performance Metrics:
Return on average assets(2)	0.75%	0.59%	0.10%	0.26%	(0.73)%
Return on average equity(2)	6.53	5.01	0.67	1.52	(6.04)
Net interest margin(3)	3.49	3.68	3.47	3.50	3.24
Efficiency ratio(4)	64.61	63.67	72.00	76.08	103.43
Loans to deposits ratio	93.92	82.43	77.17	79.14	79.91

	As of and for the Years Ended December 31,
	2013	2012	2011	2010	2009
	(Dollars in thousands, except per share amounts)
Noninterest expense to average assets(2)	2.37	2.46	2.57	2.74	3.29
Selected Credit Quality Ratios:
Nonperforming assets to total assets	1.30%	1.66%	0.77%	1.81%	0.45%
Nonperforming loans to total loans	1.23	1.87	0.81	2.85	0.66
Total classified assets to total capital	11.80	20.44	28.34	25.33	22.79
Allowance for loan losses to total loans	1.20	1.17	1.19	1.28	1.30
Net charge-offs to average loans outstanding	0.01	0.43	0.72	0.15	0.86
Capital Ratios:
Tier 1 capital to average assets(2)	10.3%	10.3%	10.5%	17.3%	8.2%
Tier 1 capital to risk-weighted assets	11.4	12.3	12.9	22.4	10.9
Total capital to risk-weighted assets	12.5	13.3	14.0	23.6	12.2
Tangible common equity to tangible assets(5)	10.8	10.3	10.4	16.4	8.7
Average shareholders' equity to average total assets(2)	11.4	11.7	14.7	16.8	12.0

(1)
We calculate tangible book value per common share as total shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization at the end of the relevant period, divided by the outstanding number of shares of our common stock at the end of the relevant period. Tangible book value per common share is a non-GAAP financial measure, and, as we calculate tangible book value per common share, the most directly comparable GAAP financial measure is book value per common share. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

(2)
We calculate our average assets and average equity for a period by dividing the sum of our total assets or total shareholders' equity, as the case may be, as of the close of business on each day in the relevant period, by the number of days in the period. We have calculated our return on average assets and return on average equity for a period by dividing net income for that period by our average assets and average equity, as the case may be, for that period.

(3)
Net interest margin represents net interest income divided by average interest-earning assets.

(4)
Efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income, excluding bargain purchase gain from acquisitions. Efficiency ratio, as we calculate it, is a non-GAAP financial measure. The GAAP-based efficiency ratio is noninterest expenses divided by net interest income plus noninterest income. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

(5)
We calculate tangible common equity as total shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization, and we calculate tangible assets as total assets less goodwill and core deposit intangibles, net of accumulated amortization. Tangible common equity to tangible assets is a non-GAAP financial measure, and, as we calculate tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total shareholders' equity to total assets. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth under "Forward-Looking Statements," "Risk Factors" and elsewhere in this prospectus, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. We assume no obligation to update any of these forward-looking statements.

Overview

        We are a Texas focused bank holding company headquartered in Houston, Texas. Our wholly owned subsidiary, Green Bank, N.A., a nationally chartered commercial bank, provides commercial and private banking services primarily to Texas based customers through twelve full service branches in the Houston, Dallas and Austin MSAs. The Houston, Dallas and Austin MSAs are our target markets, and we believe their growing economies and attractive demographics, together with our scalable platform, provide us with opportunities for long-term and sustainable growth. As of December 31, 2013, we had consolidated total assets of $1.7 billion, total loans of $1.4 billion, total deposits of $1.4 billion and total shareholders' equity of $199.2 million.

        Our emphasis is on continuing to expand our existing business by executing on our proven portfolio banker driven business model as well as pursuing select strategic acquisitions and attracting additional talented portfolio bankers. During 2012 and 2011, we completed the following acquisitions:

  •
  Main Street Bank Asset Purchase: three branches of Main Street Bank located in the Houston MSA with $167.7 million in total deposits and $12.7 million in loans, acquired in October 2011; and

  •
  Opportunity Bancshares Stock Purchase: Opportunity Bancshares with one branch located in the Dallas MSA, $44.1 million in total deposits and $25.6 million in total loans, acquired in May 2012.

        In addition, we recently entered into a definitive agreement for the acquisition of SharePlus. As of December 31, 2013, SharePlus had four branches (three in the Dallas MSA and one in Kentucky), $261.3 million in deposits and $220.3 million in loans. See "—Recent Developments" below for more information.

        We generate most of our revenues from interest income on loans, customer service and loan fees and interest income from securities. We incur interest expense on deposits and other borrowed funds and noninterest expense such as salaries and employee benefits and occupancy expenses. Net interest income is the difference between interest income on earning assets such as loans and securities and interest expense on liabilities such as deposits and borrowings which are used to fund those assets. Net interest income is our largest source of revenue. To evaluate net interest income, we measure and monitor (1) yields on our loans and other interest-earning assets, (2) the costs of our deposits and other funding sources, (3) our net interest spread and (4) our net interest margin. Net interest spread is the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities. Net interest margin is calculated as net interest income divided by average interest-earning assets. Because noninterest-bearing sources of funds, such as noninterest-bearing deposits and shareholders' equity also fund interest-earning assets, net interest margin includes the benefit of these noninterest-bearing sources.

        Changes in the market interest rates and interest rates we earn on interest-earning assets or pay on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and noninterest-bearing liabilities and shareholders' equity, are usually the largest drivers of periodic changes in net interest spread, net interest margin and net interest income. Fluctuations in market interest rates are driven by many factors, including governmental monetary policies, inflation, deflation, macroeconomic developments, changes in unemployment, the money supply, political and international conditions and conditions in domestic and foreign financial markets. Periodic changes in the volume and types of loans in our loan portfolio are affected by, among other factors, economic and competitive conditions in Texas and in the Houston, Dallas and Austin MSAs, as well as developments affecting the energy, technology and real estate sectors within these markets.

        Factors affecting the volume and cost of our deposits include changes in market interest rates and economic conditions in our target markets, as well as the ongoing execution of our balance sheet management strategy. For example, we experienced significant year over year deposit growth of 26.2% in 2012 and 64.8% in 2011, and average rates on deposits were 0.74% in 2012 and 0.86% in 2011, in part reflecting increased marketing initiatives during these periods as part of our strategic focus on deposit growth to fund future loans as opposed to cost reduction. Conversely, our deposits as of December 31, 2013 decreased by 1.0% compared to our deposits as of December 31, 2012, reflecting a shift in our focus as we sought to deploy our existing deposit-driven liquidity into loans.

        Net income was $12.6 million, $8.5 million and $1.0 million for the years ended December 31, 2013, 2012 and 2011, respectively. The change in net income during 2013 was principally due to increased interest income resulting from growth in loans and reduced provision for loan losses resulting from minimal net loan charge-offs during the period.

        Our efficiency ratio, which represents noninterest expense divided by the sum of net interest income and noninterest income, excluding bargain purchase gain from acquisitions, was 64.6% in 2013, 63.7% in 2012 and 72.0% in 2011. An increase in the efficiency ratio indicates that more resources are being utilized to generate the same volume of income, while a decrease would indicate a more efficient allocation of resources. We also monitor the efficiency ratio in comparison with changes in our total assets and loans, and we believe that maintaining or reducing the efficiency ratio during periods of growth demonstrates the scalability of our operating platform. We expect to continue to benefit from our scalable platform in future periods as we believe we have already incurred a significant portion of the additional overhead expense necessary to support growth as we continue to execute our business strategy.

        Total assets were $1.7 billion as of December 31, 2013 and 2012. Total deposits at December 31, 2013 and 2012 were $1.4 billion and $1.5 billion, respectively. Total loans were $1.4 billion at December 31, 2013, an increase of $154.7 million or 12.8% compared with $1.2 billion at December 31, 2012. At December 31, 2013, we had $11.4 million in non-accrual loans and our allowance for loan losses was $16.4 million compared with $15.3 million in non-accrual loans and an allowance for loan losses of $14.2 million at December 31, 2012. Shareholders' equity was $199.2 million and $188.2 million at December 31, 2013 and 2012, respectively.

Recent Developments

        On May 5, 2014, we entered into a definitive agreement to acquire SP Bancorp, Inc., which owns SharePlus Bank, a Texas chartered state bank headquartered in the Dallas MSA for aggregate cash consideration of $46.2 million, subject to adjustment. SharePlus operates as a full-service commercial bank, providing services that include the acceptance of checking and savings deposits and the origination of one- to four-family residential mortgage, mortgage warehouse, commercial real estate, commercial business, home equity, automobile and personal loans. SharePlus' business consists primarily of taking deposits from the general public and investing those deposits, together with funds generated from operations and borrowings, in loans and securities. As of December 31, 2013, SharePlus had four branches (three in the Dallas MSA and one in Kentucky), $261.3 million in deposits and $220.3 million in loans, and $197.9 million, or 89.8%, of its total loan portfolio was comprised of residential and commercial real estate loans. Subject to satisfaction of certain conditions, including receipt of SharePlus shareholder approval and customary regulatory approvals, the acquisition is expected to close in the third quarter of 2014. This offering and our proposed acquisition of SharePlus are not conditioned on one another.

        At any given time, we may be evaluating other acquisition candidates, conducting due diligence and may have entered into one or more letters of intent. We cannot assure you that we will enter into any definitive agreements in respect of any such transaction.

Critical Accounting Policies

        Our significant accounting policies are integral to understanding the results reported. Our accounting policies are described in detail in Note 1 to the consolidated financial statements included elsewhere is this prospectus. We believe that of our significant accounting policies, the following may involve a higher degree of judgment and complexity:

        Loans Held for Investment—Loans held for investment are stated at the principal amount outstanding, net of the unearned discount and deferred loan fees or costs. Interest income for loans is recognized principally by the simple interest method.

        Acquired loans are recorded at fair value as of the date of acquisition. Determining the fair value of the acquired loans involves estimating the amount and timing of future expected cash flows and discounting those cash flows at a market rate of interest. The excess of cash flows expected at acquisition over the estimated fair value is considered the accretable discount and is recognized in interest income over the remaining life of the loan on a level yield basis.

        Acquired loans with evidence of credit deterioration and the probability that all contractually required payments will not be collected as of the date of acquisition are accounted for in accordance with ASC 310-30. The difference between contractually required payments at acquisition and the cash flows expected to be collected is considered the non-accretable discount. The non-accretable discount represents the future credit losses expected to be incurred over the life of the loan. Subsequent increases in the expected cash flows will result in a recovery of any previously recorded allowance for loan losses and a reclassification from non-accretable discount to accretable discount.

        Allowance for loan losses—The allowance for loan losses is maintained at a level that management estimates to be appropriate to absorb probable credit losses in the portfolio as of the balance sheet date. This estimate involves numerous assumptions and judgments. Management utilizes a calculation methodology that includes both quantitative and qualitative factors and applies judgment when establishing the factors utilized in the methodology and in assessing the overall adequacy of the calculated results.

        The allowance for loan losses is a valuation allowance for losses incurred on loans. All losses are charged to the allowance when the loss actually occurs or when a determination is made that a loss is probable. Recoveries are credited to the allowance at the time of recovery. Our allowance for loan losses consists of two components, including a general component based upon probable but unidentified losses inherent in the portfolio and a specific component on individual loans that are considered impaired.

        The general component of the allowance for loan losses related to probable but unidentified losses inherent in the portfolio is based on various factors, including our historical loss experience, historical loss experience for peer banks, growth trends, loan concentrations, migration trends between internal loan risk ratings, current economic conditions and other qualitative factors. The other qualitative factors considered may include changes in lending policies and procedures, changes in the experience and ability of lending and credit staff and management, changes in the quality of the loan review system and other factors.

        To arrive at the general component of the allowance, loans are first separated into originated and acquired groups and then further separated by loan type for each group. The factors described above are calculated for the applicable loan groups and for each loan type within the applicable group and then applied to the loan balance by type to calculate the general reserve. The actual loss factor is based on our actual three year loss history. A peer loss factor is calculated by weighting our actual loss history and that of our peer banks for the same historical three year period. The peer loss factor is utilized to increase the allowance if our loss history is less than the peer loss factor. Additional factors are evaluated based on our loan growth when compared to prior year growth, loan concentrations in groups of similar loan types, migration in our loans by internal risk grade and the level of monitored and classified loans to capital. Management also evaluates various economic indicators, such as state and national unemployment, initial jobless claims, consumer confidence, natural gas price, GDP and a composite city home price index, to establish an economic factor.

        The specific component of the allowance for loan losses is calculated based on a review of individual loans considered impaired. The analysis of impaired loans may be based on the present value of expected future cash flows discounted at the effective loan rate, an observable market price or the fair value of the underlying collateral on collateral dependent loans. In determining the collectability of certain loans, management also considers the fair value of any underlying collateral. The amount ultimately realized may differ from the carrying value of these assets because of economic, operating or other conditions beyond our control.

        Throughout the year, management estimates the probable level of losses to determine whether the allowance for loan losses is adequate to absorb inherent losses in the existing portfolio. Based on these estimates, an amount is charged to the provision for loan losses and credited to the allowance for loan losses in order to adjust the allowance to a level determined to be adequate to absorb inherent losses. If economic conditions or borrower behavior deviate substantially from the assumptions utilized in the allowance calculation, increases in the allowance may be required.

        Estimates of loan losses involve an exercise of judgment. While it is reasonably possible that in the near term we may sustain losses which are substantial relative to the allowance for loan losses, it is the judgment of management that the allowance for loan losses reflected in the most recent consolidated balance sheet is adequate to absorb probable losses that exist in the current loan portfolio.

        Goodwill and Other Intangibles—Goodwill has an indefinite useful life and is subject to an annual impairment test and more frequently if a triggering event occurs indicating that it is more likely than not that the fair value of the Company, which is our only reporting unit, is below the carrying value of its equity. We completed our annual impairment analysis of goodwill as of December 31, 2013, and based on this analysis, we do not believe any of our goodwill is impaired as of such date because the fair value of our equity substantially exceeded its carrying value. The goodwill impairment test involves a two-step process. Under the first step, the estimation of fair value of the reporting unit is compared with its carrying value, including goodwill. If step one indicates a potential impairment, the second step is performed to measure the amount of impairment, if any. Goodwill impairment exists when the implied fair value of goodwill is less than its carrying value. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. As part of our impairment analysis, we use a variety of methodologies in determining the fair value of the reporting unit, including cash flow analyses that are consistent with the assumptions management believes hypothetical marketplace participants would use.

        Core deposit intangibles are amortized on an accelerated basis over the years expected to be benefited, which we estimate to be approximately six to eight years.

        Emerging Growth Company—Pursuant to the JOBS Act, an emerging growth company can elect to opt in to any new or revised accounting standards that may be issued by the Financial Accounting Standards Board ("FASB") or the SEC otherwise applicable to non-emerging growth companies. We have elected to opt in to such standards, which election is irrevocable.

        Although we are still evaluating the JOBS Act, we may take advantage of some of the reduced regulatory and reporting requirements that are available to us so long as we qualify as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments.

Recently Issued Accounting Pronouncements

        FASB Accounting Standards Update ("ASU") 2011-02, "A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring." ASU 2011-02 was issued on April 5, 2011 and provides additional guidance or clarification to help determine whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. Disclosures that relate to activity during a reporting period were required for our financial statements that include periods beginning on or after January 1, 2012. The required disclosures are presented in Note 5 to our audited financial statements included elsewhere in this prospectus.

        FASB ASU No. 2011-05, "Comprehensive Income (Topic 220)—Presentation of Comprehensive Income." Under ASU 2011-05, an entity has the option to present the total of comprehensive income the components of net income and the components of other operating income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income and a total of other comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as a part of the statement of changes in shareholders' equity. ASU 2011-05 does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 was effective for us on January 1, 2012. We elected to prepare separate consolidated statements of comprehensive income.

        FASB ASU No. 2011-08, "Testing Goodwill for Impairment," amends the guidance in FASB ASC 350-20. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step one of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is, more likely than not, to be less than the carrying amount, the two-step impairment test would be required. The adoption of ASU 2011-08 became effective for us on January 1, 2012, and our adoption did not have a significant impact on our financial statements.

        FASB ASU No. 2013-02, "Comprehensive Income (Topic 220)—Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income," amends recent guidance related to the reporting of comprehensive income to enhance the reporting of reclassifications out of accumulated other comprehensive income. The adoption of ASU 2013-02 becomes effective prospectively for us for reporting periods beginning after December 15, 2013.

        FASB ASU No. 2013-11, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists," updates prior guidance. The update requires that an unrecognized tax benefit be presented in the statements of financial condition as a reduction to a deferred tax asset for a net operating loss carryforward or a tax credit carryforward, except as follows: to the extent a net operating loss carryforward or tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position, or the tax law of the applicable jurisdiction does not require the entity to use and the entity does not intend to use the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the statements of financial condition as a liability and should not be combined with deferred tax assets. The adoption of this ASU becomes effective for us for reporting periods beginning after December 15, 2013.

        FASB ASU No. 2014-04, "Receivables—Troubled Debt Restructuring by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans Upon Foreclosure,"

clarifies when an in substance foreclosure occurs, that is, when a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan. This is the point when the consumer mortgage loan should be derecognized and the real property recognized. The adoption of the ASU becomes effective for us for reporting periods beginning after December 31, 2014 and early adoption is permitted.

Results of Operations

Net Interest Income

        Our operating results depend primarily on our net interest income, which is the difference between interest income on interest-earning assets, including loans and securities, and interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. Interest rate fluctuations, as well as changes in the amount and type of interest-earning assets and interest-bearing liabilities, combine to affect net interest income. Our net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as a "volume change." It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds, referred to as a "rate change."

        Year ended December 31, 2013 compared with year ended December 31, 2012.    Net interest income before the provision for loan losses for 2013 was $57.0 million compared with $51.6 million for 2012, an increase of $5.4 million or 10.5%. The increase in net interest income was primarily due to the increase in average loans outstanding of $181.7 million, or 17.1%, partially offset by a 28 basis point decrease in the average yield on the loan portfolio and the increase in average interest-bearing deposits outstanding of $180.2 million. The increase in average loans outstanding was due to the execution of our growth strategy and the continued strength of our target markets. The decrease in the average yield on the loan portfolio was primarily due to lower interest rates on new and renewed loans due to market factors. The increase in average interest-bearing deposits included $89.2 million in money market deposits, $58.6 million in time deposits and approximately $33.1 million resulting from acquired deposits.

        Interest income was $68.5 million in 2013, an increase of $6.9 million over 2012. Interest income on loans was $64.4 million for 2013, an increase of $6.4 million or 11.0% compared with 2012 due to the increase in average loans outstanding, partially offset by the decrease in the average yield on the loan portfolio. Interest income on securities was $3.4 million during 2013, an increase of $0.4 million over 2012 due to an 8 basis point increase in the average yield on the securities portfolio and an increase in the average securities portfolio of $14.2 million.

        Interest expense was $11.4 million for 2013, an increase of $1.4 million over 2012. Average interest-bearing demand deposits increased $103.8 million for 2013 compared to 2012 (approximately $15.3 million of the increase resulted from acquired interest-bearing demand deposits) and the average rate on interest-bearing demand deposits decreased from 0.55% to 0.50% for the same time period, resulting in a $0.2 million increase in related interest expense. Average certificates and other time deposits increased $76.4 million for 2013 compared to 2012 (approximately $17.8 million of the increase resulted from acquired certificates and other time deposits) and the average rate increased from 1.28% to 1.36% for the same time period resulting in an increase in related interest expense of $1.4 million. During 2013, average noninterest-bearing deposits increased $36.0 million from $224.4 million during 2012 to $260.4 million during 2013 (approximately $3.1 million of the increase resulted from acquired non-interest-bearing deposits). Total cost of funds decreased one basis point to 0.77% for the year ended December 31, 2013 from 0.78% for the year ended December 31, 2012.

        Net interest margin, defined as net interest income divided by average interest-earning assets, for 2013 was 3.49%, a decrease of 19 basis points compared with 3.68% for 2012.

        Year ended December 31, 2012 compared with year ended December 31, 2011.    Net interest income before the provision for loan losses for 2012 was $51.6 million compared with $34.7 million for 2011, an increase of $16.9 million or 48.9%. The increase in net interest income was primarily due to an increase in average loans outstanding of $370.6 million, or 53.6%, and the decrease in the average rate on interest-bearing liabilities from 1.11% to 0.95%, partially offset by a 26 basis point decrease in the average yield on the loan portfolio and a $332.1 million increase in average interest-bearing deposits. The increase in average loans outstanding was due to the execution of our growth strategy and the continued strength of our target markets. The decrease in the average rate on interest-bearing liabilities was primarily due to declines in rates paid on deposit accounts. The decrease in the average yield on the loan portfolio was primarily due to lower interest rates on new and renewed loans due to market factors. The increase in average interest-bearing deposits included $126.3 million resulting from acquired deposits, $124.5 million in money market deposits and $87.1 million in time deposits.

        Interest income was $61.6 million in 2012, an increase of $18.9 million over 2011. Interest income on loans was $58.0 million for 2012, an increase of $18.5 million or 46.7% compared with 2011 due to the increase in average loans outstanding, slightly offset by the decrease in the average yield on the loan portfolio. Interest income on securities was $3.0 million during 2012, an increase of $0.6 million over 2011 due to an increase of $82.7 million in the average securities portfolio, partially offset by a 32 basis point decrease in the average yield on the securities portfolio.

        Interest expense was $10.0 million in 2012, an increase of $1.9 million over 2011. Average interest-bearing demand deposits increased $173.7 million for 2012 compared to 2011 (approximately $55.0 million of the increase resulted from acquired interest-bearing demand deposits) notwithstanding a decrease in the average rate on interest-bearing demand deposits from 0.67% to 0.55% for the same time period resulting in a $0.5 million increase in related interest expense. Average certificates and other time deposits increased $158.4 million for 2012 compared to 2011 (approximately $71.3 million of the increase resulted from acquired certificates and other time deposits) and the average rate decreased from 1.46% to 1.28% for the same time period resulting in an increase in related interest expense of $1.4 million. During 2012, average noninterest-bearing deposits increased $70.6 million (approximately $16.9 million of the increase resulted from acquired noninterest-bearing deposits) from $153.8 million during 2011 to $224.4 million during 2012. This increase in noninterest-bearing funds contributed to a decrease in total cost of funds to 0.78% during 2012 from 0.92% during 2011.

        Net interest margin, defined as net interest income divided by average interest-earning assets, for 2012 was 3.68%, an increase of 21 basis points compared with 3.47% for 2011.

        The following table presents, for the periods indicated, the total dollar amount of average balances, interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. All average balances are daily average balances. Any nonaccruing loans have been included in the table as loans carrying a zero yield.

	For the Years Ended December 31,
	2013			2012			2011
	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate
	(Dollars in thousands)
Assets
Interest-earning assets:
Loans, including fees	$1,244,106	$64,404	5.18%	$1,062,431	$58,037	5.46%	$691,847	$39,561	5.72%
Securities	247,114	3,371	1.36	232,924	2,977	1.28	150,236	2,408	1.60
Other investments	6,315	313	4.96	6,057	285	4.71	5,147	246	4.78
Federal funds sold	1,127	1	0.09	1,479	2	0.14	1,326	2	0.15
Interest-earning deposits in financial institutions	137,106	370	0.27	100,997	280	0.28	150,281	482	0.32

Total interest-earning assets	1,635,768	68,459	4.19	1,403,888	61,581	4.39	998,837	42,699	4.27

Allowance for loan losses	(14,974)			(12,907)			(9,301)
Noninterest-earning assets	67,047			61,634			41,764

Total assets	$1,687,841			$1,452,615			$1,031,300

Liabilities and Shareholders' Equity
Interest-bearing liabilities:
Interest-bearing demand deposits	$640,448	$3,210	0.50%	$536,669	$2,973	0.55%	$362,920	$2,447	0.67%
Certificates and other time deposits	574,294	7,789	1.36	497,923	6,381	1.28	339,536	4,949	1.46
Securities sold under agreements to repurchase	3,203	5	0.16	3,109	5	0.16	4,514	6	0.13
Other borrowed funds	10,593	413	3.90	15,330	614	4.01	15,770	635	4.03

Total interest-bearing liabilities	1,228,538	11,417	0.93	1,053,031	9,973	0.95	722,740	8,037	1.11

Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	260,446			224,441			153,827
Other liabilities	5,723			4,624			2,940

Total liabilities	1,494,707			1,282,096			879,507

Shareholders' equity	193,134			170,519			151,793

Total liabilities and shareholders' equity	$1,687,841			$1,452,615			$1,031,300

Net interest rate spread			3.26			3.44			3.16
Net interest income and margin(1)		$57,042	3.49		$51,608	3.68		$34,662	3.47

(1)
The net interest margin is equal to net interest income divided by average interest-earning assets.

        The following table presents information regarding the dollar amount of changes in interest income and interest expense for the periods indicated for each major component of interest-earning assets and interest-bearing liabilities and distinguishes between the changes attributable to changes in volume and changes attributable to changes in interest rates. For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated to rate.

	As of and for the Years Ended December 31,
	2013 vs. 2012			2012 vs. 2011
	Increase (Decrease) Due to Change in			Increase (Decrease) Due to Change in
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)
Interest-earning assets:
Loans, including fees	$9,924	$(3,557)	$6,367	$21,191	$(2,715)	$18,476
Securities	181	213	394	1,325	(756)	569
Other investments	12	16	28	43	(4)	39
Federal funds sold	—	(1)	(1)	—	—	—
Interest-earning deposits in financial institutions	100	(10)	90	(158)	(44)	(202)

Total increase (decrease) in interest income	10,217	(3,339)	6,878	22,401	(3,519)	18,882

Interest-bearing liabilities:
Interest-bearing demand and savings deposits	575	(338)	237	1,172	(646)	526
Certificates and other time deposits	979	429	1,408	2,309	(877)	1,432
Securities sold under agreements to repurchase	—	—	—	(2)	1	(1)
Other borrowings	(190)	(11)	(201)	(18)	(3)	(21)

Total increase (decrease) in interest expense	1,364	80	1,444	3,461	(1,525)	1,936

Increase (decrease) in net interest income	$8,853	$(3,419)	$5,434	$18,940	$(1,994)	$16,946

Provision for loan losses

        Our provision for loan losses is established through charges to income in the form of the provision in order to bring our allowance for loan losses to a level deemed appropriate by management based on the factors discussed under "—Financial Condition—Allowance for loan losses." The allowance for loan losses at December 31, 2013 was $16.4 million, representing 1.20% of total loans as of such date. Loans acquired were recorded at fair value based on a discounted cash flow valuation methodology. The provision for loan losses for the year ended December 31, 2013 was $2.4 million compared with $8.1 million for the year ended December 31, 2012. This decrease was due to minimal loan losses during the period. Net charge-offs for the years ended December 31, 2013 and 2012 were $0.2 million and $4.5 million, respectively. This decrease of 96.4% reflected a decrease in gross charge-offs from $4.6 million for the year ended December 31, 2012 to $1.5 million for the year ended December 31, 2013 and an increase in recoveries from $0.1 million for the year ended December 31, 2012 to $1.3 million for the year ended December 31, 2013. Of the gross charge-offs recorded during 2012, $2.3 million is comprised of partial charge-offs at the time of foreclosure of two commercial real estate loans. The increase in recoveries in 2013 is due to management's ongoing recovery efforts post charge-off, which resulted in recoveries in three commercial and industrial loans totaling $0.9 million. The provision for loan losses and net charge-offs for the year ended December 31, 2011 were $8.4 million and $4.9 million, respectively.

Noninterest Income

        Our primary sources of recurring noninterest income are customer service fees, loan fees, gains on the sale of loans and available-for-sale securities and other service fees. Noninterest income does not include loan origination fees which are recognized over the life of the related loan as an adjustment to yield using the interest method. For the year ended December 31, 2013, noninterest income totaled $4.8 million, a decrease of $0.3 million or 5.8% compared with 2012. This decrease was primarily due to non-recurring gains on the sale of available-for-sale securities and a bargain purchase gain realized in 2012, partially offset by gain on the sale of the guaranteed portion of SBA loans and increases in loan and customer service fees. For the year ended December 31, 2012, noninterest income totaled $5.1 million, an increase of $3.0 million or 144.8% compared with $2.1 million in 2011. The increase was primarily due to increased gain on the sale of available-for-sale securities, an increase in customer service fees principally resulting from an increase in the volume of bankruptcy trustee accounts and debit card transactions, bargain purchase gain recognized in connection with the Opportunity Bancshares acquisition and an increase in other noninterest income including increases in swap fees and referral fees.

        The following table presents, for the periods indicated, the major categories of noninterest income:

	For the Years Ended December 31,
	2013	2012	2011
	(Dollars in thousands)
Customer service fees	$1,826	$1,699	$1,048
Loan fees	1,270	930	543
Gain (loss) on sale of available-for-sale securities, net	(7)	950	95
Gain on sale of guaranteed portion of loans	1,229	—	95
Bargain purchase gain	—	578	—
Other	494	952	306

Total noninterest income	$4,812	$5,109	$2,087

Noninterest Expense

        For the year ended December 31, 2013, noninterest expense totaled $40.0 million, an increase of $4.2 million or 11.8% compared with 2012. This increase was primarily due to an increase of $3.6 million in salaries and employee benefits, and an increase of $0.5 million in occupancy expense. For the year ended December 31, 2012, noninterest expense totaled $35.7 million, an increase of $9.3 million or 35.1% compared with $26.5 million for the same period in 2011. This increase was primarily related to an increase of $5.8 million in salaries and employee benefits, an increase of $1.1 million in occupancy expense, and an increase of $1.0 million in professional and regulatory fees. These items and other changes in the various components of noninterest expense are discussed in more detail below.

        The following table presents, for the periods indicated, the major categories of noninterest expense:

	For the Years Ended December 31,
	2013	2012	2011
	(Dollars in thousands)
Salaries and employee benefits(1)	$25,618	$22,021	$16,271
Non-staff expenses:
Occupancy	4,725	4,194	3,130
Professional and regulatory fees	3,224	3,506	2,493
Data processing	1,429	1,826	1,142
Software license and maintenance	965	750	413
Marketing	605	626	512
Loan related	813	584	888
Real estate acquired by foreclosure	(595)	107	69
Other	3,181	2,128	1,541

Total noninterest expense	$39,965	$35,742	$26,459

(1)
Total salaries and employee benefits includes $0.4 million, $0.3 million and $0.4 million in 2013, 2012 and 2011, respectively, in stock based compensation expense.

        Salaries and Employee Benefits.    Salaries and benefits were $25.6 million for the year ended December 31, 2013, an increase of $3.6 million compared to 2012. This increase was primarily due to an increase of 21 employees during 2013, the full year impact of the prior year staffing additions and an increase in compensation resulting from our portfolio banker compensation program and general merit compensation increases. Salaries and employee benefits increased $5.8 million to $22.0 million for 2012, compared with $16.3 million for 2011, primarily due to an increase of 39 employees during 2012. Total salaries and benefits for the year ended December 31, 2013 includes $0.4 million in stock based compensation expense compared with $0.3 million and $0.4 million recorded for each of the years ended December 31, 2012 and 2011, respectively.

        Occupancy.    Occupancy expenses were $4.7 million, $4.2 million and $3.1 million for the years ended December 31, 2013, 2012 and 2011, respectively. The increase of $0.5 million or 12.7% for 2013 compared with 2012 was due primarily to the full year impact of the relocation of our operations center to the larger Brookhollow location during 2012, the full year impact of the Richardson branch acquired in the Opportunity Bancshares acquisition and the opening of a de novo branch in Addison, Texas in July 2013. The increase of $1.1 million or 34.0% for 2012 compared with 2011 was due primarily to the full year impact of 2011 facilities additions including the Cleveland, Eagle Springs and Kingwood branches acquired from Main Street Bank and the opening of our Dallas Uptown de novo branch, the acquisition of the Richardson branch of Opportunity Bancshares in May 2012 and the relocation and expansion of our operations center.

        Professional and regulatory fees.    Professional and regulatory fees expenses were $3.2 million, $3.5 million and $2.5 million for the years ended December 31, 2013, 2012 and 2011, respectively. The decrease of $0.3 million or 8.0% for 2013 compared with 2012 was due primarily to the prior year one-time costs of $0.3 million related to the Opportunity Bancshares acquisition. The increase of $1.0 million or 40.6% for 2012 compared with 2011 was due primarily to one-time costs of $0.3 million related to the Opportunity Bancshares acquisition, an increase of $0.3 million in audit, tax and accounting fees, an increase of $0.2 million in regulatory assessments and an increase of $0.1 million in recruiting services.

        Data processing.    Data processing expenses were $1.4 million, $1.8 million and $1.1 million for the years ended December 31, 2013, 2012 and 2011, respectively. The decrease of $0.4 million or 21.7% for 2013 compared with 2012 was due primarily to the prior year one-time cost of $0.5 million related to the Opportunity Bancshares acquisition. The increase of $0.7 million or 59.9% for 2012 compared with 2011 was due primarily to the one-time cost related to the Opportunity Bancshares acquisition.

        Real estate acquired by foreclosure.    Real estate acquired by foreclosure expenses decreased by $0.7 million, or 656.1%, from an expense of $0.1 million for the year ended December 31, 2012 to a gain of $0.6 million for the year ended December 31, 2013, due primarily to an increase in gains on sale of real estate acquired by foreclosure of $0.4 million (primarily due to a $0.5 million gain on the sale of one commercial real estate property), a decrease in expenses of $0.2 million and an increase in rental income of $0.1 million.

        Other.    Other noninterest expenses, which consist of subscription, membership and dues; employee expenses including travel, meals, entertainment and education; postage and delivery; amortization of intangibles; supplies, printing and reproduction; insurance; account related losses; correspondent bank fees; customer program expenses; and other operating expenses such as settlement of claims, were $3.2 million, $2.1 million and $1.5 million for the years ended December 31, 2013, 2012 and 2011, respectively. The increase of $1.1 million or 49.4% for 2013 compared with 2012 was due primarily to $0.4 million to settle claims primarily related to an acquired loan and $0.2 million provision for credit losses on off-balance sheet exposure. The increase of $0.6 million or 38.1% for 2012 compared with 2011 was due primarily to an increase of $0.2 million in amortization of intangibles resulting from the Opportunity Bancshares acquisition and the full year of the Main Street Bank acquisition, and an increase of $0.2 million in postage and delivery resulting principally from the increased branch count and the increase in account volume.

        Efficiency Ratio.    The efficiency ratio is a supplemental financial measure utilized in our internal evaluation of our performance and is not defined under GAAP. Efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income, excluding bargain purchase gain from acquisitions. An increase in the efficiency ratio indicates that more resources are being utilized to generate the same volume of income, while a decrease would indicate a more efficient allocation of resources. Our efficiency ratio was 64.6% for the year ended December 31, 2013, compared with 63.7% for the year ended December 31, 2012. This increase was primarily due to the full year impact of expense increases originating in 2012. Our efficiency ratio was 72.0% for the year ended December 31, 2011.

Income Taxes

        The amount of income tax expense is influenced by the amount of pre-tax income, the amount of tax-exempt income and the amount of other nondeductible expenses. For the year ended December 31, 2013, income tax expense was $6.9 million compared with $4.4 million for the year ended December 31, 2012 and $0.9 million for the year ended December 31, 2011. The increases were primarily attributable to higher pre-tax net earnings. The effective income tax rates for the years ended December 31, 2013, 2012 and 2011 was 35%, 34% and 46%, respectively, as compared to U.S. statutory rates of 35%, 34% and 34%, respectively. The effective income tax rate for the year ended December 31, 2011 differed from the U.S. statutory rate of 34% primarily due to the effect of state tax expense and non-deductible expenses on a relatively low level of pre-tax income.

Impact of Inflation

        Our consolidated financial statements and related notes included elsewhere in this prospectus have been prepared in accordance with GAAP. These require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

        Unlike many industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

Financial Condition

Loan Portfolio

        At December 31, 2013, total loans were $1.4 billion, an increase of $154.7 million or 12.8% compared with $1.2 billion at December 31, 2012. This increase was primarily due to the execution of our growth strategy and the continued strength of our target markets. None of our loans were classified as held for sale at December 31, 2013.

        At December 31, 2012, total loans were $1.2 billion, an increase of $311.4 million or 34.9% compared with $893.3 million at December 31, 2011. Loans at December 31, 2011 included $1.8 million of loans held for sale. Loan growth in 2012 was primarily due to the execution of our growth strategy and the continued strength of our target markets, and was impacted by the completion of the Opportunity Bancshares acquisition during the year.

        At December 31, 2013, total loans were 93.9% of deposits and 79.8% of total assets. At December 31, 2012, total loans were 82.4% of deposits and 71.9% of total assets.

        Lending activities originate from the efforts of our portfolio bankers, with an emphasis on lending to individuals, professionals, small to medium-sized businesses and commercial companies located in the Houston, Dallas and Austin MSAs.

        We provide commercial lines of credit, working capital loans, commercial real estate-backed loans (including loans secured by owner occupied commercial properties), reserve-based energy loans, mortgage-warehouse lines, term loans, equipment financing, acquisition, expansion and development loans, borrowing base loans, real estate construction loans, homebuilder loans, SBA loans, purchased receivables financing, letters of credit and other loan products to national and regional companies, oil and gas producers, real estate developers, mortgage lenders, manufacturing and industrial companies and other businesses.

        The types of loans we make to consumers include residential real estate loans, home equity loans, home equity lines of credit ("HELOCs"), installment loans, unsecured and secured personal lines of credit, overdraft protection and letters of credit.

        See "Business—Our Banking Services—Lending Activities—Loan Types" for further information about the types of loans we offer.

        The following table summarizes our loan portfolio by type of loan as of the dates indicated:

	December 31,
	2013		2012		2011		2010		2009
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Commercial:
Commercial and industrial	$681,290	50.1%	$637,769	52.9%	$405,298	45.5%	$250,800	45.1%	$136,570	36.6%
Owner occupied commercial real estate	156,961	11.6	114,287	9.5	119,354	13.4	90,610	16.3	46,492	12.5
Commercial real estate	267,011	19.6	213,250	17.7	170,492	19.1	100,426	18.1	76,205	20.4
Construction, land & land development	140,067	10.3	135,858	11.3	99,398	11.1	51,871	9.3	48,360	13.0

Total commercial	1,245,329	91.6	1,101,164	91.4	794,542	89.1	493,707	88.8	307,627	82.5

Consumer:
Residential mortgage	106,362	7.8	94,996	7.9	84,252	9.5	55,274	10.0	55,890	15.0
Other consumer	7,724	0.6	8,529	0.7	12,695	1.4	6,891	1.2	9,459	2.5

Total consumer	114,086	8.4	103,525	8.6	96,947	10.9	62,165	11.2	65,349	17.5

Total loans held for investment	$1,359,415	100.0%	$1,204,689	100.0%	$891,489	100.0%	$555,872	100.0%	$372,976	100.0%

Total loans held for sale	—	—	—	—	$1,811	100.0%	—	—	—	—

        Our owner occupied commercial real estate loans increased $42.7 million or 37.3% to $157.0 million at December 31, 2013 from $114.3 million at December 31, 2012. This increase was primarily related to the execution of our growth strategy and the continued strength of our target markets. Our owner occupied commercial real estate loans decreased $5.1 million or 4.2% to $114.3 million at December 31, 2012 from $119.4 million at December 31, 2011. This decrease was primarily related to repayments.

        Our commercial real estate loans increased $53.8 million or 25.2% to $267.0 million at December 31, 2013 from $213.3 million at December 31, 2012. This increase was primarily related to the execution of our growth strategy and the continued strength of our target markets. Our commercial real estate loans increased $42.8 million or 25.1% to $213.3 million at December 31, 2012 from $170.5 million at December 31, 2011. This increase was primarily related to the execution of our growth strategy and the continued strength of our target markets.

        The contractual maturity ranges of loans in our loan portfolio and the amount of such loans with predetermined interest rates and floating rates in each maturity range as of December 31, 2013 are summarized in the following table:

	One Year or Less	One Through Five Years	After Five Years	Total
	(Dollars in thousands)
Commercial:
Commercial and industrial	$214,049	$418,472	$48,769	$681,290
Owner occupied commercial real estate	6,065	103,574	47,322	156,961
Commercial real estate	12,972	213,712	40,327	267,011
Construction, land & land development	8,502	94,014	37,551	140,067
Consumer:
Residential mortgage	5,738	66,455	34,169	106,362
Other consumer	6,347	1,337	40	7,724

Total	$253,673	$897,564	$208,178	$1,359,415

Loans with a predetermined interest rate	$19,912	$242,472	$47,274	$309,658
Loans with a floating interest rate	233,761	655,092	160,904	1,049,757

Total	$253,673	$897,564	$208,178	$1,359,415

        Our loan portfolio consists of various types of loans, most of which are made to borrowers located in the Houston, Dallas and Austin MSAs. Although the portfolio is diversified and generally secured by various types of collateral, the majority of our loan portfolio consists of commercial and industrial and commercial real estate loans and a substantial portion of our borrowers' ability to honor their obligations is dependent on local economic conditions in Texas, including conditions affecting the energy industry. As of December 31, 2013, there was no concentration of loans to any one type of industry exceeding 10% of total loans nor were there any loans classified as highly leveraged transactions.

Nonperforming Loans

        Nonperforming loans include loans on nonaccrual status, accruing loans 90 or more days past due restructured loans. Impaired loans do not include purchased loans that were identified upon acquisition as having experienced credit deterioration since origination ("purchased credit impaired loans" or "PCI loans").

        We have several procedures in place to assist us in maintaining the overall quality of our loan portfolio. We have established underwriting guidelines to be followed by our portfolio bankers, and we also monitor our delinquency levels for any negative or adverse trends. There can be no assurance, however, that our loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

        As part of the on-going monitoring of our loan portfolio, management grades each loan from 1 to 10 based on the level of risk associated with each loan. Our criticized and classified loan grades are in accordance with applicable regulatory definitions.

        We generally place a loan on nonaccrual status and cease accruing interest when a loan displays problems that may jeopardize full and timely collection of principal and/or interest, evidenced by one or more of the following: (i) full payment of principal and interest becomes questionable; (ii) the loan becomes 90 days past due as to principal or interest; (iii) the loan is graded as doubtful; (iv) the borrower files bankruptcy and does not reaffirm its indebtedness to us; or (v) foreclosure proceedings are initiated against collateral property. An exception to this is if the loan is in the process of collection and the underlying collateral fully supports the carrying value of the loan.

        In accordance with applicable regulation, we require appraisals or evaluations to independently value real estate and, as an important element, to consider when underwriting loans secured in part or in whole by real estate. The value of real estate taken as collateral provides additional support for the borrower's credit capacity.

        With respect to potential problem loans, all monitored and under-performing loans are reviewed and an evaluation of the borrower's overall financial condition is made to determine the need, if any, for possible write downs or appropriate additions to the allowance for loan losses based upon the likelihood of full repayment of principal and interest in accordance with the contractual terms or the net realizable value of the pledged collateral.

        We believe our conservative lending approach has resulted in sound asset quality. We had $16.7 million in nonperforming loans at December 31, 2013 compared with $22.5 million at December 31, 2012 and $7.2 million at December 31, 2011. The nonperforming loans at December 31, 2013 consisted of 24 separate credits. If interest on nonaccrual loans had been accrued under the original loan terms, approximately $0.7 million, $0.8 million and $0.9 million would have been recorded as income for the years ended December 31, 2013, 2012 and 2011, respectively.

        The following table presents information regarding nonperforming loans at the dates indicated:

	December 31,
	2013	2012	2011	2010	2009
	(Dollars in thousands)
Nonaccrual loans	$1,496	$5,196	$3,863	$14,463	$247
Accruing loans 90 or more days past due	1,316	579	18	—	—
Restructured loans—nonaccrual	9,864	10,106	2,265	—	—
Restructured loans—accruing	4,072	6,621	1,096	1,384	2,211

Total nonperforming loans	$16,748	$22,502	$7,242	$15,847	$2,458

Allowance for loan losses

        The following table presents, as of and for the periods indicated, an analysis of the allowance for loan losses and other related data:

	As of and for the Years Ended December 31,
	2013	2012	2011	2010	2009
	(Dollars in thousands)
Average loans outstanding(1)	$1,244,106	$1,040,681	$691,842	$437,607	$339,195

Gross loans outstanding at end of period(1)	1,359,415	1,204,689	891,489	555,872	372,976

Allowance for loan losses at beginning of period	14,151	10,574	7,132	4,833	3,268
Provision for loan losses	2,373	8,060	8,391	2,940	4,467
Charge-offs:
Commercial and industrial	(916)	(1,832)	(4,744)	(19)	(2,045)
Owner occupied commercial real estate	—	(361)	—	—	—
Commercial real estate	(333)	(2,270)	—	—	(660)
Construction, land & land development	—	—	—	—	—
Residential mortgage	(186)	(94)	(262)	(770)	(24)
Other consumer	(54)	(57)	(29)	(73)	(213)

Total charge-offs	(1,489)	(4,614)	(5,035)	(862)	(2,942)

Recoveries:
Commercial and industrial	1,044	87	46	189	36
Owner occupied commercial real estate	222	—	—	—	—
Commercial real estate	21	—	—	—	—
Construction, land & land development	—	—	—	—	—
Residential mortgage	27	33	35	25	3
Other consumer	12	11	5	7	1

Total recoveries	1,326	131	86	221	40

Net charge-offs	(163)	(4,483)	(4,949)	(641)	(2,902)

Allowance for loan losses at end of period	$16,361	$14,151	$10,574	$7,132	$4,833

Ratio of allowance to end of period loans	1.20%	1.17%	1.19%	1.28%	1.30%
Ratio of net charge-offs to average loans	0.01	0.43	0.72	0.15	0.86

(1)
Excluding loans held for sale

        Please see "—Critical Accounting Policies—Allowance for loan losses" for additional discussion of our allowance policy.

        In connection with our review of the loan portfolio, we consider risk elements attributable to particular loan types or categories in assessing the quality of individual loans. Some of the risk elements include:

  •
  for commercial and industrial loans, the operating results of the commercial, industrial or professional enterprise, the borrower's business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category and the value, nature and marketability of collateral;

  •
  for commercial mortgage loans and multifamily residential loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan payment requirements), operating results of the owner in the case of owner occupied properties, the loan to value ratio, the age and condition of the collateral and the volatility of income, property value and future operating results typical of properties of that type;

  •
  for one-to-four family residential mortgage loans, the borrower's ability to repay the loan, including a consideration of the debt to income ratio and employment and income stability, the loan-to-value ratio, and the age, condition and marketability of collateral; and

  •
  for construction, land development and other land loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or the ability to lease property constructed for lease, the quality and nature of contracts for presale or prelease, if any, experience and ability of the developer and loan-to-value ratio.

        Acquired loans are recorded at fair value as of the date of acquisition. Determining the fair value of the acquired loans involves estimating the amount and timing of future expected cash flows and discounting those cash flows at a market rate of interest. Acquired loans with evidence of credit deterioration and the probability that all contractually required payments will not be collected as of the date of acquisition are accounted for in accordance with Accounting Standards Codification ("ASC") 310-30, and the difference between contractually required payments at acquisition and the cash flows expected to be collected is considered the non-accretable discount. The non-accretable discount represents the future credit losses expected to be incurred over the life of the loan. No corresponding allowance for loan losses is recorded for these loans at acquisition.

        At December 31, 2013, the allowance for loan losses totaled $16.4 million, or 1.20% of total loans. At December 31, 2012, the allowance for loan losses aggregated $14.2 million or 1.17% of total loans and at December 31, 2011, the allowance for loan losses was $10.6 million or 1.19% of total loans. At December 31, 2013 and 2012, $0.1 million of allowance was required for acquired loans not deemed credit-impaired and $0.3 million and $0.2 million of purchase discounts remained, respectively. PCI loans are not considered nonperforming loans. PCI loans had $1.0 million and $1.1 million of purchase discounts outstanding at December 31, 2013 and 2012, respectively, of which $0.6 million and $0.5 million, respectively, are considered accretable. Impairment charges and related allowances of $0.1 million and less than $0.1 million were required in 2013 and 2012, respectively, for PCI loans.

        The following table shows the allocation of the allowance for loan losses among our loan categories and certain other information as of the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any loan category.

	December 31,
	2013		2012		2011		2010		2009
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
	(Dollars in thousands)
Balance of allowance for loan losses applicable to:
Commercial and industrial	$10,196	50.1%	$9,109	52.9%	$6,701	45.5%	$4,307	45.1%	$1,829	36.6%
Owner occupied commercial real estate	874	11.6	763	9.5	711	13.4	542	16.3	602	12.5
Commercial real estate	2,216	19.6	2,380	17.7	919	19.1	510	18.1	1,082	20.4
Construction, land & land development	1,103	10.3	1,352	11.3	1,271	11.1	1,340	9.3	625	13.0
Residential mortgage	654	7.8	492	7.9	871	9.5	323	10.0	624	15.0
Other consumer	1,318	0.6	55	0.7	101	1.4	110	1.2	71	2.5

Total allowance for loan losses	$16,361	100.0%	$14,151	100.0%	$10,574	100.0%	$7,132	100.0%	$4,833	100.0%

        We believe that the allowance for loan losses at December 31, 2013 was adequate to cover probable losses in the loan portfolio as of such date. There can be no assurance, however, that we will not sustain losses in future periods, which could be substantial in relation to the size of the allowance at December 31, 2013.

Securities

        We use our securities portfolio to provide a source of liquidity, to provide an appropriate return on funds invested, to manage interest rate risk, to meet pledging requirements and to meet regulatory capital requirements. At December 31, 2013, the carrying amount of investment securities totaled $255.5 million, an increase of $13.3 million or 5.5% compared with $242.3 million at December 31, 2012. At December 31, 2013, securities represented 15.0% of total assets compared with 14.5% of total assets at December 31, 2012.

        At the date of purchase, we are required to classify debt and equity securities into one of two categories: held-to-maturity or available-for-sale. We do not purchase securities for trading purposes. At each reporting date, the appropriateness of the classification is reassessed. Investments in debt securities are classified as held-to-maturity and carried at cost, adjusted for the amortization of premiums and the accretion of discounts in the financial statements only if management has the positive intent and we have the ability to hold those securities to maturity. Debt securities not classified as held-to-maturity are classified as available-for-sale and measured at fair value in the financial statements with unrealized gains and losses reported, net of tax, as accumulated comprehensive income or loss until realized. Interest earned on debt securities is included in interest income. Other securities are stated at cost and include stock of the Dallas Fed and the FHLB. Dividends received on these investments are included in interest income.

        The following table summarizes the carrying value by classification of securities as of the dates shown:

	December 31,
	2013		2012		2011
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)
Available-for-Sale
Obligations of the U.S. Treasury or other U.S. government agencies or sponsored entities	$45,168	$45,111	$45,624	$45,674	$40,831	$41,012
Mortgaged-backed securities and collateralized mortgage obligations issued by U.S. government agencies or sponsored entities	153,265	153,126	133,953	136,935	159,376	160,417

Total	$198,433	$198,237	$179,577	$182,609	$200,207	$201,429

Held-to-Maturity
Mortgaged-backed securities and collateralized mortgage obligations issued by U.S. government agencies or sponsored entities	$57,278	$56,588	$59,652	$60,473	$49,097	$49,647

Total	$57,278	$56,588	$59,652	$60,473	$49,097	$49,647

        Certain investment securities are valued at less than their historical cost. Management evaluates securities for other-than-temporary impairment ("OTTI") at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.

        In determining OTTI, management considers many factors, including the severity and the duration of time that the fair value has been less than cost, the credit quality of the issuer and whether it is more likely than not that we will be required to sell the security before a recovery in value. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time. Securities within the available-for-sale portfolio may be used as part of our asset and liability management strategy and may be sold in response to changes in interest rate risk, prepayment risk or other factors.

        Management does not intend to sell any debt securities classified as held-to-maturity and it is more likely than not that we will not be required to sell any such debt securities before their anticipated recovery of cost, if a loss currently exists, at which time we expect to receive full value for the securities. Furthermore, as of December 31, 2013, management does not have the intent to sell any of the securities classified as available-for-sale and believes that it is more likely than not that we will be required to sell any such securities before a recovery of cost, if a loss currently exists. As of December 31, 2013, management believes any impairment in our securities is temporary and no impairment loss has been realized in our consolidated statement of income. We recorded no other-than-temporary impairment charges in 2013, 2012 or 2011.

        The following table summarizes the contractual maturity of securities and their weighted average yields as of December 31, 2013. The contractual maturity of a mortgage-backed security is the date at which the last underlying mortgage matures. Available-for-sale securities are shown at fair value and held-to-maturity securities are shown at cost, adjusted for the amortization of premiums and the accretion of discounts.

	December 31, 2013
	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield
	(Dollars in thousands)
Obligations of the U.S. Treasury or other U.S. government agencies or sponsored entities	$10,010	0.19%	$35,101	0.55%	—	—	—	—	$45,111	0.47%
Mortgaged-backed securities and collateralized mortgage obligations issued by U.S. government agencies or sponsored entities	—	—	—	—	$20,946	2.34%	$189,458	2.02%	210,404	2.06

Total	$10,010	0.19%	$35,101	0.55%	$20,946	2.34%	$189,458	2.02%	$255,515	1.78%

        The contractual maturity of mortgage-backed securities and collateralized mortgage obligations is not a reliable indicator of their expected life because borrowers have the right to prepay their obligations at any time. Mortgage-backed securities monthly pay downs cause the average lives of the securities to be much different than their stated lives. During a period of increasing interest rates, fixed rate mortgage-backed securities do not tend to experience heavy prepayments of principal and consequently, the average life of this security will be lengthened. If interest rates begin to fall, prepayments may increase, thereby shortening the estimated life of this security. The weighted average life of our complete portfolio is 4.8 years with a modified duration of 3.2 years at December 31, 2013.

        At December 31, 2013 and 2012, we did not own securities of any one issuer (other than the U.S. government and its agencies or sponsored entities) for which aggregate adjusted cost exceeded 10% of the consolidated shareholders' equity at such respective dates.

        The average yield of the securities portfolio was 1.36% during 2013 compared with 1.28% during 2012 and 1.60% during 2011. The increase in average yield during 2013 compared to 2012 was primarily due to the reinvestment of funds at higher rates in 2013 and the slowing of prepayments on our mortgage-backed securities and collateralized mortgage obligation portfolios. The overall growth in the average securities portfolio over the comparable periods was primarily funded by the investment of excess liquidity.

        Mortgage-backed securities are securities that have been developed by pooling a number of real estate mortgages and which are principally issued by federal agencies such as Government National Mortgage Association ("Ginnie Mae"), Fannie Mae and Freddie Mac. These securities are deemed to have high credit ratings, and minimum regular monthly cash flows of principal and interest are guaranteed by the issuing agencies.

        Unlike U.S. Treasury and U.S. government agency securities, which have a lump sum payment at maturity, mortgage-backed securities provide cash flows from regular principal and interest payments and principal prepayments throughout the lives of the securities. Premiums and discounts on mortgage-backed securities are amortized and accreted over the expected life of the security and may be impacted by prepayments. As such, mortgage-backed securities which are purchased at a premium will generally produce decreasing net yields as interest rates drop because home owners tend to refinance their mortgages resulting in prepayments and an acceleration of premium amortization. Securities purchased at a discount will obtain higher net yields in a decreasing interest rate environment as prepayments result in an acceleration of discount accretion. At December 31, 2013, 86.3% of the mortgage-backed securities held by us had contractual final maturities of more than ten years with a weighted average life of 6.5 years and a modified duration of 4.0 years.

        Collateralized mortgage obligations are bonds that are backed by pools of mortgages. The pools can be Ginnie Mae, Fannie Mae or Freddie Mac pools or they can be private-label pools. At this time we do not own any private-label pools. Collateralized mortgage obligations are designed so that the mortgage collateral will generate a cash flow sufficient to provide for the timely repayment of the bonds. The mortgage collateral pool can be structured to accommodate various desired bond repayment schedules, provided that the collateral cash flow is adequate to meet scheduled bond payments. This is accomplished by dividing the bonds into classes to which payments on the underlying mortgage pools are allocated in different order. The bond's cash flow, for example, can be dedicated to one class of bondholders at a time, thereby increasing call protection to bondholders.

Deposits

        Our lending and investing activities are primarily funded by deposits. We offer a variety of deposit accounts having a wide range of interest rates and terms including demand, savings, money market and time accounts. We rely primarily on competitive pricing policies, convenient locations and personalized service to attract and retain these deposits.

        Total deposits at December 31, 2013 were $1.4 billion, a decrease of $14.1 million, or 1.0%, compared to December 31, 2012 due primarily to a decrease in money market accounts of $90.2 million including a decrease of $56.0 million in accounts with expired promotional rates, partially offset by increases in time deposits of $43.9 million and noninterest-bearing demand deposits of $33.5 million. Total deposits at December 31, 2012, were $1.5 billion, an increase of $303.8 million or 26.2% compared with $1.2 billion at December 31, 2011 due primarily to an increase in money market accounts of $211.4 million (including an increase of $154.6 million in financial institution accounts), an increase in time deposits of $64.7 million and an increase in noninterest-bearing demand accounts of $22.7 million. Noninterest-bearing deposits at December 31, 2013, were $282.2 million compared with $248.7 million at December 31, 2012, an increase of $33.5 million or 13.5%. Noninterest-bearing deposits at December 31, 2012, were $248.7 million compared with $226.0 million at December 31, 2011, an increase of $22.7 million or 10.0%. Interest-bearing deposits at December 31, 2013, were $1.2 billion, down $47.6 million or 3.9% compared with $1.2 billion at December 31, 2012. Interest-bearing deposits at December 31, 2012, were $1.2 billion, up $281.1 million or 30.2% compared with $931.6 million at December 31, 2011.

        The following table presents the daily average balances and weighted average rates paid on deposits for the periods indicated:

	For the Years Ended December 31,
	2013		2012		2011
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)
Interest-bearing demand deposits	$70,612	0.23%	$62,555	0.31%	$38,621	0.34%
Savings deposits	569,836	0.53	474,114	0.59	324,299	0.71
Certificates and other time deposits	574,294	1.36	497,923	1.28	339,536	1.46

Total interest-bearing deposits	1,214,742	0.91	1,034,592	0.90	702,456	1.05
Noninterest-bearing deposits	260,446	0.00	224,441	0.00	153,827	0.00

Total deposits	$1,475,188	0.75%	$1,259,033	0.74%	$856,283	0.86%

        Our ratio of average noninterest-bearing deposits to average total deposits for the years ended December 31, 2013, 2012 and 2011 was 17.7%, 17.8% and 18.0%, respectively.

        The following table sets forth the amount of our certificates of deposit that are $100,000 or greater by time remaining until maturity:

	December 31,
	2013	2012
	(Dollars in thousands)
Three months or less	$81,518	$66,427
Over three through six months	67,817	40,974
Over six through twelve months	111,067	85,545
Over one through two years	44,866	111,908
Over two through three years	28,822	17,098
Over three through four years	37,335	29,274
Over four through five years	68,955	35,927

Total	$440,380	$387,153

Other Borrowed Funds

        We utilize borrowings to supplement deposits to fund our lending and investment activities. Borrowings consist of funds from the FHLB, the Dallas Fed and its correspondent banks, and securities sold under repurchase agreements.

        The following table presents our borrowings at the dates indicated. There were no borrowings outstanding under our arrangement with the Dallas Fed and there were no federal funds purchased outstanding at the dates indicated.

	FHLB Advances	Securities Sold Under Repurchase Agreements
	(Dollars in thousands)
December 31, 2013
Amount outstanding at year-end	$46,858	$2,583
Weighted average interest rate at year-end	0.32%	0.15%
Maximum month-end balance during the year	46,858	3,296
Average balance outstanding during the year	10,593	3,203
Weighted average interest rate during the year	3.90%	0.16%
December 31, 2012
Amount outstanding at year-end	$15,037	$3,480
Weighted average interest rate at year-end	4.02%	0.15%
Maximum month-end balance during the year	35,377	7,494
Average balance outstanding during the year	15,330	3,109
Weighted average interest rate during the year	4.01%	0.16%
December 31, 2011
Amount outstanding at year-end	$15,544	$3,685
Weighted average interest rate at year-end	4.02%	0.15%
Maximum month-end balance during the year	15,992	7,020
Average balance outstanding during the year	15,770	4,514
Weighted average interest rate during the year	4.03%	0.13%

        FHLB advances—We have an available borrowing arrangement with the FHLB, which allows us to borrow on a collateralized basis. At December 31, 2013, 2012 and 2011, total borrowing capacity of $301.0 million, $326.7 million and $230.2 million, respectively, was available under this arrangement and $46.9 million, $15.0 million and $15.5 million, respectively, was outstanding with an average interest rate of 0.32%, 4.02% and 4.02%, respectively. At December 31, 2013, 2012 and 2011, all of our FHLB advances mature within five years. These borrowings are collateralized by a blanket lien on certain loans. We utilize these borrowings to meet liquidity needs and to fund certain fixed rate loans in our portfolio.

        Securities Sold Under Agreements to Repurchase—Securities sold under agreements to repurchase represent the purchase of interests in securities by banking customers. Securities sold under agreements to repurchase are stated at the amount of cash received in connection with the transaction. We do not account for any of our repurchase agreements as sales for accounting purposes in our financial statements. Repurchase agreements with banking customers are settled on the following business day. All securities sold under agreements to repurchase are collateralized by pledged securities. The securities underlying the repurchase agreements are held in safekeeping by the Bank's safekeeping agent. At December 31, 2013, 2012 and 2011, we had securities sold under agreements to repurchase with banking customers of $2.6 million, $3.5 million and $3.7 million, respectively.

        Dallas Fed—We have an available borrower in custody arrangement with the Dallas Fed, which allows us to borrow on a collateralized basis. Certain commercial and consumer loans are pledged under this arrangement. We maintain this borrowing arrangement to meet liquidity needs pursuant to our contingency funding plan. At December 31, 2013, 2012 and 2011, $286.6 million, $291.5 million and $139.0 million, respectively, were available under this arrangement and no borrowings were outstanding.

        Federal Funds Purchased—We have available federal funds lines of credit with our correspondent banks. As of December 31, 2013, 2012 and 2011, there were no federal funds purchased outstanding.

Interest Rate Sensitivity and Market Risk

        Our asset liability and funds management policy provides management with the guidelines for effective funds management, and we have established a measurement system for monitoring our net interest rate sensitivity position. We manage our sensitivity position within our established guidelines.

        As a financial institution, our primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of our assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.

        We manage our exposure to interest rates by structuring our balance sheet in the ordinary course of business. We do not enter into instruments such as leveraged derivatives, interest rate swaps, financial options, financial future contracts or forward delivery contracts for the purpose of reducing interest rate risk. We enter into interest rate swaps as an accommodation to our customers in connection with our interest rate swap program. See "Business—Our Banking Services—Other Products and Services." Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.

        Our exposure to interest rate risk is managed by the Asset Liability Committee ("ALCO"), which is composed of certain members of our board of directors, in accordance with policies approved by our board of directors. The ALCO formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the ALCO considers the impact on earnings and capital of the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. The ALCO meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activities, commitments to originate loans and the maturities of investments and borrowings. Additionally, the ALCO reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. Management uses two methodologies to manage interest rate risk: (i) an analysis of relationships between interest-earning assets and interest-bearing liabilities; and (ii) an interest rate shock simulation model.

        We use an interest rate risk simulation model and shock analysis to test the interest rate sensitivity of net interest income and the balance sheet, respectively. Contractual maturities and repricing opportunities of loans are incorporated in the model as are prepayment assumptions, maturity data and call options within the investment portfolio. Assumptions based on past experience are incorporated into the model for nonmaturity deposit accounts. The assumptions used are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model's simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.

        We utilize static balance sheet rate shocks to estimate the potential impact on net interest income of changes in interest rates under various rate scenarios. This analysis estimates a percentage of change in the metric from the stable rate base scenario versus alternative scenarios of rising and falling market interest rates by instantaneously shocking a static balance sheet. The following table summarizes the simulated change in net interest income over a 12-month horizon as of December 31, 2013:

Change in Interest Rates (Basis Points)	Percent Change in Net Interest Income
+200	20.06%
+100	10.57%
Base	0.00%
-100	-3.53%

        The results are primarily due to behavior of demand, money market and savings deposits during such rate fluctuations. We have found that, historically, interest rates on these deposits change more slowly than changes in the discount and federal funds rates. This assumption is incorporated into the simulation model and is generally not fully reflected in a GAP analysis. The assumptions incorporated into the model are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model's simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various strategies.

Liquidity and Capital Resources

Liquidity

        Liquidity involves our ability to raise funds to support asset growth and acquisitions or reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements and otherwise to operate on an ongoing basis and manage unexpected events. During 2013 and 2012, our liquidity needs have primarily been met by core deposits, security and loan maturities and amortizing investment and loan portfolios. Although access to purchased funds from correspondent banks and overnight advances from the FHLB and the Dallas Fed are available and have been utilized on occasion to take advantage of investment opportunities, we do not generally rely on these external funding sources.

        The following table illustrates, during the years presented, the mix of our funding sources and the average assets in which those funds are invested as a percentage of our average total assets for the period indicated. Average assets totaled $1.7 billion for 2013 compared to $1.5 billion for 2012.

	December 31,
	2013	2012
Sources of Funds:
Deposits:
Noninterest-bearing	15.4%	15.5%
Interest-bearing	72.0	71.2
Securities sold under agreements to repurchase	0.2	0.2
Other borrowed funds	0.6	1.1
Other liabilities	0.3	0.3
Shareholders' equity	11.5	11.7

Total	100.0	100.0

Uses of Funds:
Loans	73.7	73.1
Securities	14.6	16.0
Federal funds sold and other interest-earning assets	8.6	7.5
Other noninterest-earning assets	3.1	3.4

Total	100.0%	100.0%

Average noninterest-bearing deposits to average deposits	17.7%	17.8%
Average loans to average deposits	84.3	84.4

        Our largest source of funds is deposits and our largest uses of funds are loans and securities. We do not expect a change in the source or use of our funds in the foreseeable future. Our average loans increased 17.1% for the year ended December 31, 2013 compared with the year ended December 31, 2012. We predominantly invest excess deposits in Dallas Fed balances, securities, federal funds sold or other short-term liquid investments until the funds are needed to fund loan growth. Our securities portfolio has a weighted average life of 4.8 years and a modified duration of 3.2 years at December 31, 2013.

        As of December 31, 2013, we had outstanding $405.8 million in commitments to extend credit and $14.8 million in commitments associated with outstanding standby and commercial letters of credit. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the total outstanding may not necessarily reflect the actual future cash funding requirements.

        As of December 31, 2013, we had no exposure to future cash requirements associated with known uncertainties or capital expenditures of a material nature.

        As of December 31, 2013, we had cash and cash equivalents of $34.8 million compared with $178.5 million at December 31, 2012. The decrease was primarily due to an increase of $154.7 million in total loans.

Contractual Obligations

        The following table summarizes our contractual obligations and other commitments to make future payments as of December 31, 2013 (other than securities sold under repurchase agreements), which consist of our future cash payments associated with our contractual obligations pursuant to our FHLB advances and noncancelable future operating leases. Payments for FHLB advances include interest of

$46 thousand that will be paid over the future periods. Payments related to leases are based on actual payments specified in underlying contracts.

	1 Year or Less	More Than 1 Year but Less Than 3 Years	3 Years or More but Less Than 5 Years	5 Years or More	Total
	(Dollars in thousands)
Certificates and other time deposits	$343,402	$98,085	$132,863	—	$574,350
FHLB advances	46,904	—	—	—	46,904
Noncancelable future operating leases	1,263	1,788	1,327	$2,532	6,910

Total	$391,569	$99,873	$134,190	$2,532	$628,164

Off-Balance Sheet Items

        In the normal course of business, we enter into various transactions, which, in accordance with GAAP, are not included in our consolidated balance sheets. We enter into these transactions to meet the financing needs of our customers. These transactions include commitments to extend credit and standby and commercial letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets.

        Our commitments associated with outstanding standby and commercial letters of credit and commitments to extend credit expiring by period as of December 31, 2013 are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements:

	1 Year or Less	More Than 1 Year but Less Than 3 Years	3 Years or More but Less Than 5 Years	5 Years or More	Total
	(Dollars in thousands)
Standby and commercial letters of credit	$12,484	$2,333	$8	—	$14,825
Commitments to extend credit	102,962	150,533	102,606	$49,670	405,771

Total	$115,446	$152,866	$102,614	$49,670	$420,596

        Standby and Commercial Letters of Credit.    Standby and commercial letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third-party. In the event of nonperformance by the customer, we have rights to the underlying collateral, which can include commercial real estate, physical plant and property, inventory, receivables, cash and/or marketable securities. The credit risk to us in issuing letters of credit is essentially the same as that involved in extending loan facilities to our customers.

        Commitments to Extend Credit.    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts disclosed above do not necessarily represent future cash requirements. We evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by us, upon extension of credit, is based on management's credit evaluation of the customer.

Capital Resources

        Capital management consists of providing equity to support our current and future operations. The federal bank regulators view capital levels as important indicators of an institution's financial soundness. As a general matter, FDIC-insured depository institutions and their holding companies are required to maintain minimum capital relative to the amount and types of assets they hold. As a bank holding company and a national bank, the Company and the Bank are subject to regulatory capital requirements.

        The Federal Reserve has established risk-based and leverage capital guidelines for bank holding companies, including the Company. The OCC has established substantially similar risk-based and leverage capital guidelines applicable to national banks, including the Bank. Under current guidelines, the minimum ratio of total capital to risk-weighted assets (which are primarily the credit risk equivalents of balance sheet assets and certain off-balance sheet items such as standby letters of credit) is 8.0%. At least half of total capital must be composed of tier 1 capital, which includes common shareholders' equity (including retained earnings), qualifying non-cumulative perpetual preferred stock (and, for bank holding companies only, a limited amount of qualifying cumulative perpetual preferred stock and a limited amount of trust preferred securities), and minority interests in the equity accounts of consolidated subsidiaries, less goodwill, other disallowed intangibles, and disallowed deferred tax assets, among other items. The Federal Reserve also has adopted a minimum leverage ratio requiring tier 1 capital of at least 4.0% of average quarterly total consolidated assets (as defined for regulatory purposes), net of goodwill and certain other intangible assets, for all but the most highly rated bank holding companies. The federal banking agencies have also established risk-based and leverage capital guidelines that FDIC-insured depository institutions are required to meet. These regulations are generally similar to those established by the Federal Reserve for bank holding companies.

        Under the Federal Deposit Insurance Act (the "FDIA"), the federal bank regulatory agencies must take "prompt corrective action" against undercapitalized U.S. depository institutions. U.S. depository institutions are assigned one of five capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized," and are subjected to different regulation corresponding to the capital category within which the institution falls. A depository institution is deemed to be "well capitalized" if the banking institution has a total risk-based capital ratio of 10.0% or greater, a tier 1 risk-based capital ratio of 6.0% or greater, and a leverage ratio of 5.0% or greater, and the institution is not subject to an order, written agreement, capital directive or prompt corrective action directive to meet and maintain a specific level for any capital measure. Under certain circumstances, a well-capitalized, adequately capitalized or undercapitalized institution may be treated as if the institution were in the next lower capital category. A banking institution that is undercapitalized is required to submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan up to a certain specified amount.

        Failure to meet capital guidelines could subject the institution to a variety of enforcement remedies by federal bank regulatory agencies, including: termination of deposit insurance by the FDIC, restrictions on certain business activities and appointment of the FDIC as conservator or receiver. As of December 31, 2013, the Company and the Bank were each well-capitalized.

        Total shareholders' equity increased to $199.2 million at December 31, 2013, compared with $188.2 million at December 31, 2012, an increase of $11.0 million or 5.8%. This increase was primarily the result of retained earnings, partially offset by a decrease in the value of available-for-sale securities recognized in other accumulated comprehensive earnings.

        The following table provides a comparison of the Company's and the Bank's leverage and risk-weighted capital ratios as of December 31, 2013 to the minimum and well-capitalized regulatory standards:

	Actual		Minimum Required For Capital Adequacy Purposes		To Be Categorized as Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
The Company(1)
Total capital (to risk weighted assets)	$190,135	12.5%	$121,702	8.0%	N/A	N/A
Tier 1 capital (to risk weighted assets)	173,586	11.4	60,851	4.0	N/A	N/A
Tier 1 capital (to average assets)	173,586	10.3	67,196	4.0	N/A	N/A
The Bank(2)
Total capital (to risk weighted assets)	$184,814	12.2%	$121,602	8.0%	$152,002	10.0%
Tier 1 capital (to risk weighted assets)	168,265	11.1	60,801	4.0	91,201	6.0
Tier 1 capital (to average assets)	168,265	10.0	67,021	4.0	83,776	5.0

(1)
The Federal Reserve may require the Company to maintain capital ratios above the required minimums.

(2)
The FDIC or the OCC may require the Bank to maintain capital ratios above the required minimums.

        In July 2013, the federal banking agencies published final rules establishing a new comprehensive capital framework for U.S. banking organizations. These rules will become effective as applied to the Company and the Bank on January 1, 2015, with a phase in period from January 1, 2015 through January 1, 2019. See "Regulation and Supervision—US Implementation of Basel III."

Quantitative and Qualitative Disclosures About Market Risk

        For information regarding the market risk of our financial instruments, see "—Financial Condition—Interest Rate Sensitivity and Market Risk." Our principal market risk exposure is to changes in interest rates.

Non-GAAP Financial Measures

        We identify certain financial measures discussed in this prospectus as being "non-GAAP financial measures." In accordance with the SEC's rules, we classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles as in effect from time to time in the United States in our statements of income, balance sheet or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.

        The non-GAAP financial measures that we discuss in this prospectus should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we discuss in this prospectus may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures similar or with names similar to the non-GAAP financial measures we have discussed in this prospectus when comparing such non-GAAP financial measures.

        Tangible Book Value Per Common Share.    Tangible book value is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) tangible common equity as shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization; and (b) tangible book value per common share as tangible common equity (as described in clause (a)) divided by shares of common stock outstanding. For tangible book value, the most directly comparable financial measure calculated in accordance with GAAP is our book value.

        We believe that this measure is important to many investors in the marketplace who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing total book value while not increasing our tangible book value.

        The following table reconciles, as of the dates set forth below, total shareholders' equity to tangible common equity and presents our tangible book value per common share compared with our book value per common share:

	December 31,
	2013	2012	2011	2010	2009
	(Dollars in thousands, except per share data)
Tangible Common Equity
Total shareholders' equity	$199,218	$188,211	$153,423	$150,525	$53,598
Adjustments:
Goodwill	15,672	15,672	15,672	8,522	6,933
Core deposit intangibles	984	1,230	1,245	313	—

Tangible common equity	$182,562	$171,309	$136,506	$141,690	$46,665

Common shares outstanding(1)	20,771,087	20,748,172	17,970,395	17,970,395	5,729,881
Book value per common share(1)	$9.59	$9.07	$8.54	$8.38	$9.35
Tangible book value per common share(1)	$8.79	$8.26	$7.60	$7.88	$8.14

(1)
Excludes the dilutive effect of 910,793 shares of common stock issuable upon exercise of outstanding stock options as of December 31, 2013, 818,518 shares as of December 31, 2012, 684,562 shares as of December 31, 2011, 648,732 shares as of December 31, 2010 and 565,607 shares as of December 31, 2009.

        Tangible Common Equity to Tangible Assets.    Tangible common equity to tangible assets is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) tangible common equity as shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization; (b) tangible assets as total assets less goodwill and core deposit intangibles, net of accumulated amortization; and (c) tangible common equity to tangible assets as tangible common equity (as described in clause (a)) divided by tangible assets (as described in clause (b)). For common equity to tangible assets, the most directly comparable financial measure calculated in accordance with GAAP is total shareholders' equity to total assets.

        We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in common equity and total assets, each exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing both total shareholders' equity and assets while not increasing our tangible common equity or tangible assets.

        The following table reconciles, as of the dates set forth below, total shareholders' equity to tangible common equity and total assets to tangible assets:

	December 31,
	2013	2012	2011	2010	2009
	(Dollars in thousands, except per share data)
Tangible Common Equity
Total shareholders' equity	$199,218	$188,211	$153,423	$150,525	$53,598
Adjustments:
Goodwill	15,672	15,672	15,672	8,522	6,933
Core deposit intangibles	984	1,230	1,245	313	—

Tangible common equity	$182,562	$171,309	$136,506	$141,690	$46,665

Tangible Assets
Total assets	$1,703,127	$1,674,800	$1,335,376	$874,115	$545,441
Adjustments:
Goodwill	15,672	15,672	15,672	8,522	6,933
Core deposit intangibles	984	1,230	1,245	313	—

Tangible assets	$1,686,471	$1,657,898	$1,318,459	$865,280	$538,508

Tangible Common Equity to Tangible Assets	10.8%	10.3%	10.4%	16.4%	8.7%

        Efficiency Ratio.    The efficiency ratio is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate the efficiency ratio by dividing noninterest expense by the sum of net interest income and noninterest income, excluding bargain purchase gain from acquisitions. The GAAP-based efficiency ratio is noninterest expenses divided by net interest income plus noninterest income.

        In our judgment, the adjustment made to noninterest income allows investors and analysts to better assess our operating expenses in relation to our core operating revenue by removing one-time bargain purchase gains associated with acquisitions.

        The following table reconciles, as of the dates set forth below, our efficiency ratio to the GAAP-based efficiency ratio:

	December 31,
	2013	2012	2011	2010	2009
	(Dollars in thousands, except per share data)
Efficiency Ratio
Noninterest expense	$39,965	$35,742	$26,459	$17,797	$14,960
Net interest income	57,042	51,608	34,662	21,559	13,893
Noninterest income	4,812	5,109	2,087	1,835	571
Adjustments:
Bargain purchase gain from acquisitions	—	578	—	—	—

Noninterest income, excluding bargain purchase gains from acquisitions	$4,812	$4,531	$2,087	$1,835	$571

Efficiency Ratio	64.61%	63.67%	72.00%	76.08%	103.43%

BUSINESS

Our Company

        We are a Texas focused bank holding company headquartered in Houston, Texas. Our wholly owned subsidiary, Green Bank, N.A., a nationally chartered commercial bank, provides commercial and private banking services primarily to Texas based customers through twelve full service branches in the Houston, Dallas and Austin MSAs. The Houston, Dallas and Austin MSAs are our target markets, and we believe their growing economies and attractive demographics, together with our scalable platform, provide us with opportunities for long-term and sustainable growth. Our emphasis is on continuing to expand our existing business by executing on our proven portfolio banker driven business model as well as pursuing select strategic acquisitions and attracting additional talented bankers. As of December 31, 2013, we had consolidated total assets of $1.7 billion, total loans of $1.4 billion, total deposits of $1.4 billion and total shareholders' equity of $199.2 million.

Our History and Growth

        We are a Texas corporation that was incorporated on October 20, 2004. We began operations as a bank holding company on December 31, 2006 when we acquired Redstone Bank, a Houston community bank with two branches and $219.3 million in total assets. We were formed by our Chairman and Chief Executive Officer, Manny Mehos, who previously founded, led and sold Coastal Bancorp, Inc., with the objective of building a commercially focused bank in attractive Texas metropolitan markets.

        We have experienced significant growth since commencing operations, while maintaining what we believe to be a healthy balance sheet. During the period from December 31, 2009 through December 31, 2013, we experienced a 38% compounded annual growth rate in total loans and a 33% compounded annual growth rate in total deposits, while extending our branch footprint from five to twelve locations and expanding our team of portfolio bankers from 21 to 48. A key aspect of our growth has been increasing our commercial and industrial loan balances, and as of December 31, 2013, we had the eleventh largest commercial and industrial loan portfolio among banks headquartered in Texas. Our scale has allowed us to leverage our infrastructure to operate our business more efficiently as evidenced by the decrease in our efficiency ratio from 103.4% for the year ended December 31, 2009 to 64.6% for the year ended December 31, 2013, while our total assets grew from $545.4 million to $1.7 billion as of December 31, 2009 and 2013, respectively. We have also increased our net income from a loss of $3.3 million in 2009 to net income of $12.6 million in 2013, while preserving a strong credit culture and conservative risk profile as evidenced by the fact that our historical non-performing assets to total assets ratio has consistently remained below the average among all publicly traded banks in the United States.

Loans (Dollars in millions)	Deposits (Dollars in millions)

Net income (Dollars in thousands)	Return on Average Assets

        Following our acquisition of Redstone Bank, we have supplemented our organic growth and increased our total deposits by successfully completing and integrating the following acquisitions:

  •
  OneWest Bank Asset Purchase: one branch of OneWest Bank located in the Dallas MSA with $188.4 million in total deposits, acquired in October 2010;

  •
  Main Street Bank Asset Purchase: three branches of Main Street Bank located in the Houston MSA with $167.7 million in total deposits and $12.7 million in loans, acquired in October 2011; and

  •
  Opportunity Bancshares Stock Purchase: Opportunity Bancshares with one branch located in the Dallas MSA, $44.1 million in total deposits and $25.6 million in total loans, acquired in May 2012.

        These acquisitions have provided significant strategic benefits and opportunities, including additional quality deposits which have provided funding for our lending business, new business lines which have contributed to the expansion of our product offerings and additional branches which have extended our geographic footprint and provided opportunities for consolidation of our support areas.

        In addition, we recently entered into a definitive agreement for the acquisition of SharePlus. As of December 31, 2013, SharePlus had four branches, $261.3 million in deposits and $220.3 million in loans. See "Summary—Recent Developments" for more information.

        At any given time, we may be evaluating other acquisition candidates, conducting due diligence and may have entered into one or more letters of intent. We cannot assure you that we will enter into any definitive agreements in respect of any such transaction.

Our Strategy

        Our goal is to be a leading provider of personalized commercial and private banking services to Texas businesses, entrepreneurs and individuals while capitalizing on the vibrant and growing economies of our target markets. We have made the strategic decision to focus on the Houston, Dallas and Austin MSAs because we believe these markets offer a compelling combination of economic growth, favorable demographics and desirable prospective customers.

        We employ a portfolio banking model that relies upon experienced bankers to originate quality loans, attract and retain low cost deposits and generate fee income. Within this model, our customers are generally assigned a dedicated portfolio banker who acts as the primary point of contact and relationship manager, eliminating the need to utilize a less personal call center to interact with our customers. We believe that this model allows us to build and maintain long-term relationships, leading to increased business opportunities and referrals, while improving our risk profile through ongoing and proactive credit monitoring and loan servicing. Our portfolio banking model has been the primary driver of our loan growth and has also helped us achieve what we believe to be a comparatively high level of average deposits per branch. Our portfolio banking model incorporates a two-tiered incentive structure designed to compensate our portfolio bankers at a level that is commensurate with their contribution to the successful execution of our business strategy.

        Our target commercial customers include Texas based small and medium-sized businesses in the manufacturing, distribution, supply and energy sectors, as well as real estate investors, mortgage originators and professional firms. We offer a wide variety of banking products and services, including loans, deposit products, including demand, savings, money market and time accounts, treasury management services, an interest rate swap program and a full suite of online banking solutions. We also seek to attract traditional retail customers and to generate retail business from mass affluent individuals with the capacity to maintain significant deposit balances with us through a combination of diverse product offerings with attractive rates, convenient branch locations and personalized service.

        As a significant portion of our historical growth has occurred in a low interest rate environment, a key aspect of our strategy has been the maintenance of an asset-sensitive balance sheet that we believe will produce increased net interest income if market interest rates rise. As of December 31, 2013, 77.2% of our total loans were comprised of floating-rate loans, which may be subject to changes in yield as the interest rate environment changes.

        We intend to continue our legacy of growth by executing our portfolio banker driven organic growth strategy complemented by disciplined strategic acquisitions.

        Portfolio Banker Growth Strategy.    Our portfolio banker driven growth strategy will continue to emphasize organic growth through:

  •
  increasing the productivity in terms of loans, deposits and fee income of our existing portfolio bankers while improving profitability by leveraging our existing scalable operating platform and lowering our cost of funding;

  •
  hiring additional seasoned and proven bankers who will thrive within our portfolio banking model as well as opening additional branches in attractive locations within our target markets that offer strong commercial and private banking opportunities;

  •
  providing a wide range of credit product offerings, including commercial lines of credit, working capital loans, commercial real estate-backed loans (including loans secured by owner occupied commercial properties), reserve-based energy loans, mortgage-warehouse lines, term loans, equipment financing, acquisition, expansion and development loans, borrowing base loans, real estate construction loans, homebuilder loans, SBA loans, purchased receivables financing, letters of credit, residential real estate loans, home equity loans, HELOCs, installment loans, unsecured and secured personal lines of credit and overdraft protection; and

  •
  adhering to our disciplined and sophisticated underwriting process and a portfolio banking based loan servicing model to maintain strong credit metrics and a conservative risk profile.

        Strategic Acquisitions.    We intend to supplement our organic growth by executing a disciplined acquisition strategy:

  •
  focusing on targets with a quality loan and deposit customer base and attractive branch locations in the Houston, Dallas and Austin MSAs that possess favorable market share, low cost deposit funding, compelling noninterest income generating businesses and other unique and attractive characteristics;

  •
  leveraging our reputation as an experienced acquirer of banks, recognizing many banks in our target markets face scale and operational challenges, regulatory burdens, management succession issues or shareholder liquidity expectations; and

  •
  pursuing those transactions that we expect will produce attractive risk-adjusted returns for our shareholders.

Our Competitive Strengths

        We believe the following competitive strengths will allow us to capitalize on our substantial market opportunity and achieve our business goals:

        Well-positioned within attractive major metropolitan markets in Texas.    We are one of the few Texas based banking franchises focused primarily on the major metropolitan markets in the state with a presence in each of the Houston, Dallas and Austin MSAs. Substantially all of our branches are strategically located within these markets in areas that we consider to be among the most attractive in terms of serving existing and attracting new customers. We believe our model will allow us to continue to capitalize on the favorable demographic and commercial characteristics of our economically robust target markets. Within these markets, we target commercial customers with annual revenues between $5 and $150 million, and we believe that we offer customers of this size a greater level of attention than our larger competitors while providing access to a broad range of sophisticated banking products that cannot be matched by most community banks. There are numerous businesses located in the markets we serve meeting this profile and we believe that we are well-positioned to attract these target customers relative to our competitors as a result of our extensive local knowledge, broad service offerings and portfolio banking model.

        Scalable portfolio banking and operational platforms with the capacity to generate and accommodate significant organic growth.    Our management team has built a capable and knowledgeable staff and made significant investments in the technology and systems necessary to build a scalable corporate infrastructure with the capacity to support continued growth, while also improving operational efficiencies. As a result of the personalized nature of our portfolio banking model, we generally expect that it will take up to five years for our portfolio bankers to reach full capacity in terms of customer relationships and profitability. As of March 31, 2014, the average tenure across our team of portfolio bankers was approximately three years, and we believe that our current team has the capacity to grow loans, deposits and fee income without significant additional overhead expense. Furthermore, we believe that our scalable credit, operational, technology and governance infrastructure will continue to allow us to efficiently and effectively manage the growth driven by our strategies. For example, our efficiency ratio has decreased from 103.4% for the year ended December 31, 2009 to 64.6% for the year ended December 31, 2013, while our total assets grew from $545.4 million to $1.7 billion as of December 31, 2009 and 2013, respectively.

        Disciplined and sophisticated credit governance process.    Our approach to credit risk management balances well-defined credit policies, disciplined underwriting criteria and ongoing risk monitoring and review processes with our portfolio banking model which demands that we respond promptly to our customers' needs. Our processes emphasize early-stage review of loans and regular credit evaluations, which supplement the ongoing and proactive credit monitoring and loan servicing provided by our portfolio bankers. This balanced team approach has augmented our ability to identify potential problem loans early and has allowed us to maintain strong credit metrics while executing our growth strategy, as evidenced by the fact that our historical non-performing assets to total assets ratio has consistently remained below the average among all publicly-traded banks in the United States. In addition, we believe our nimble and responsive credit culture and underwriting process will help us to attract and retain experienced bankers who are eager to be more responsive to customers' credit requests.

        Experienced acquirer and integrator of financial institutions.    We have developed a proven platform to identify acquisition candidates, conduct comprehensive due diligence, model financial expectations, and effectively consummate the transaction and integrate the acquired institution into our scalable infrastructure and achieve synergies. Since completing a successful capital raise in 2010, we have completed three acquisitions and have recently entered into a definitive agreement to acquire SharePlus. At any given time, we may be evaluating other acquisition candidates and may enter into one or more letters of intent. We cannot assure you if or when we will announce any such transaction. In addition, members of our senior management team have successfully led over 30 bank merger and acquisition transactions since the mid-1980s, including public company transactions. There are approximately 500 banks headquartered in Texas, approximately 150 of which are headquartered in our target markets. Of these 150 banks, 85 reported total assets between $100 million and $1.5 billion as of December 31, 2013. These banks provide us with opportunities to selectively pursue strategic transactions that meet our stringent financial, cultural and risk criteria to support our continued growth. We believe that becoming a publicly traded company will further enhance our ability to execute on our acquisition strategy since we will be able to offer publicly traded stock as consideration.

        Strong and experienced management team.    We are managed by a team of banking executives with complementary experience and personal attributes who have a history of managing large teams, leading acquisition and divestiture projects and managing significant growth in diverse markets and economic climates. Our four executive management team members are career bankers and each has over 25 years of banking experience, including significant experience within large, nationally recognized financial institutions. As a result, our executive management team has substantial expertise with numerous sophisticated banking products, extensive knowledge of the bank regulatory landscape, significant experience throughout numerous interest rate and credit cycles and a range of experience with banks of all sizes. We believe that this varied experience has resulted in a diverse and adaptive culture that enhances our ability to attract driven, entrepreneurial bankers as well as seasoned and capable credit professionals.

Our Banking Services

        The following is a general discussion of our major types of business activities:

  Lending Activities

        We offer a variety of loans, including commercial lines of credit, working capital loans, commercial real estate-backed loans (including loans secured by owner occupied commercial properties), reserve-based energy loans, mortgage-warehouse lines, term loans, equipment financing, acquisition, expansion and development loans, borrowing base loans, real estate construction loans, homebuilder loans, SBA loans, purchased receivables financing, letters of credit and other loan products to national and regional companies, oil and gas producers, real estate developers, mortgage lenders, manufacturing and industrial companies and other businesses. We also offer various consumer loans to individuals and professionals including residential real estate loans, home equity loans, HELOCs, installment loans, unsecured and secured personal lines of credit, overdraft protection and letters of credit. Lending activities originate from the efforts of our portfolio bankers, with an emphasis on lending to individuals, professionals, small to medium-sized businesses and commercial companies located in the Houston, Dallas and Austin MSAs.

        At December 31, 2013, we had total loans of $1.4 billion, representing 79.8% of our total assets. Our loan portfolio consisted of the following loans as of December 31, 2013:

	Amount of Loans	Percentage
	(Dollars in thousands)
Commercial and Industrial	$681,290	50.1%
Owner Occupied Commercial Real Estate	156,961	11.6
Commercial Real Estate	267,011	19.6
Construction, Land and Land Development	140,067	10.3
Residential Mortgage	106,362	7.8
Other Consumer	7,724	0.6

Total	$1,359,415	100.0%

        As of December 31, 2013, the aggregate amount of loans to our 10 and 25 largest borrowers (including related entities) amounted to approximately $141.8 million, or 10.4% of total loans, and $290.6 million, or 21.4% of total loans, respectively. See "Risk Factors—Risk Related to Our

Business—We have a significant amount of loans outstanding to a limited number of borrowers, which may increase our risk of loss."

        Loan Underwriting and Approval.    Historically, we have made sound, high quality loans while recognizing that lending money involves a degree of business risk. We have loan policies designed to assist us in managing this business risk. These policies provide a general framework for our loan origination, monitoring and funding activities, while recognizing that not all risks can be anticipated. Our board of directors delegates loan authority up to board-approved hold limits collectively to our Loan Committee, which is comprised of members of our executive management team and credit risk executives. Our board of directors also delegates more limited individual lending authority to our Chief Executive Officer, President and Corporate Chief Credit Officer, credit risk personnel, and, on a further limited basis, to selected lending managers in each of our target markets. Lending officers and relationship managers, including our portfolio bankers, do not have individual loan authority. When the total relationship exceeds an individual's loan authority, a higher authority or Loan Committee approval is required. The objective of the Bank's approval process is to provide a disciplined, collaborative approach to larger credits while maintaining responsiveness to client needs.

        Loan decisions are documented as to the borrower's business, purpose of the loan, evaluation of the repayment source and the associated risks, evaluation of collateral, covenants and monitoring requirements, and the risk rating rationale. Our strategy for approving or disapproving loans is to follow conservative loan policies and consistent underwriting practices which include:

  •
  maintaining close relationships among our customers and their designated portfolio banker to ensure ongoing credit monitoring and loan servicing;

  •
  granting loans on a sound and collectible basis;

  •
  ensuring that primary and secondary sources of repayment are adequate in relation to the amount of the loan;

  •
  developing and maintaining targeted levels of diversification for our loan portfolio as a whole and for loans within each category; and

  •
  ensuring that each loan is properly documented and that any insurance coverage requirements are satisfied.

        Managing credit risk is a Company-wide process. Our strategy for credit risk management includes well-defined, centralized credit policies, uniform underwriting criteria and ongoing risk monitoring and review processes for all commercial and consumer credit exposures. Our processes emphasize early-stage review of loans, regular credit evaluations and management reviews of loans, which supplement the ongoing and proactive credit monitoring and loan servicing provided by our portfolio bankers. Our Corporate Chief Credit Officer provides Bank-wide credit oversight and periodically reviews all credit risk portfolios to ensure that the risk identification processes are functioning properly and that our credit standards are followed. In addition, a third-party loan review is performed at least annually to identify problem assets and confirm our internal risk rating of loans. We attempt to identify potential problem loans early in an effort to aggressively seek resolution of these situations before the loans become a loss, record any necessary charge-offs promptly and maintain adequate allowance levels for probable loan losses inherent in the loan portfolio.

        Our loan policies generally include other underwriting guidelines for loans collateralized by real estate. These underwriting standards are designed to determine the maximum loan amount that a borrower has the capacity to repay based upon the type of collateral securing the loan and the borrower's income. Such loan policies include maximum amortization schedules and loan terms for each category of loans collateralized by liens on real estate.

        In addition, our loan policies provide guidelines for personal guarantees, an environmental policy review, loans to employees, executive officers and directors, problem loan identification, maintenance of an adequate allowance for loan losses and other matters relating to lending practices.

        Lending Limits.    Our lending activities are subject to a variety of lending limits imposed by federal law. In general, the Bank is subject to a legal lending limit on loans to a single borrower based on the Bank's capital level. The dollar amounts of the Bank's lending limits increase or decrease as the Bank's capital increases or decreases. The Bank is able to sell participations in its larger loans to other financial institutions, which allows it to manage the risk involved in these loans and to meet the lending needs of its customers requiring extensions of credit in excess of these limits.

        The Bank's current legal lending limit on loans to a single borrower is approximately $28.2 million, which we expect to increase following the consummation of this offering. However, we maintain an in-house, board-approved "hold" limit of $20.0 million for loans to a single borrower. Currently, only mortgage-warehouse and reserve-based energy loans are authorized to utilize the full hold limit, while all other products and businesses are subject to a $15 million hold limit. We have strict policies and procedures in place for the establishment of hold limits with respect to specific products and businesses and evaluating exceptions to the hold limits for individual relationships.

        Our loan policies provide general guidelines for loan-to-value ratios that restrict the size of loans to a maximum percentage of the value of the collateral securing the loans, which percentage varies by the type of collateral. Our internal loan-to-value limitations follow limits established by applicable law.

        Loan Types.    We provide commercial lines of credit, working capital loans, commercial real estate-backed loans (including loans secured by owner occupied commercial properties), reserve-based energy loans, mortgage-warehouse lines, term loans, equipment financing, acquisition, expansion and development loans, borrowing base loans, real estate construction loans, homebuilder loans, SBA loans, purchased receivables financing, letters of credit and other loan products to national and regional companies, oil and gas producers, real estate developers, mortgage lenders, manufacturing and industrial companies and other businesses. The types of loans we make to consumers include residential real estate loans, home equity loans, HELOCs, installment loans, unsecured and secured personal lines of credit, overdraft protection and letters of credit. Lending activities originate from the efforts of our portfolio bankers, with an emphasis on lending to individuals, professionals, small to medium-sized businesses and commercial companies located in the Houston, Dallas and Austin MSAs.

        Commercial and Industrial Loans.    We make commercial and industrial loans, including commercial lines of credit, working capital loans, commercial real estate-backed loans (including loans secured by owner occupied commercial properties), reserve-based energy loans, mortgage-warehouse lines, term loans, equipment financing, acquisition, expansion and development loans, borrowing base loans, real estate construction loans, homebuilder loans, SBA loans, purchased receivables financing, letters of credit and other loan products, primarily in our target markets that are underwritten on the basis of the borrower's ability to service the debt from income. We take as collateral a lien on general business assets including, among other things, available real estate, accounts receivable, inventory and equipment and generally obtain a personal guaranty of the borrower or principal. Our commercial and industrial loans generally have variable interest rates and terms that typically range from one to five years depending on factors such as the type and size of the loan, the financial strength of the borrower/guarantor and the age, type and value of the collateral. Fixed rate commercial and industrial loan maturities are generally short-term, with three-to-five year maturities, or include periodic interest rate resets.

        In general, commercial and industrial loans may involve increased credit risk and, therefore, typically yield a higher return. The increased risk in commercial and industrial loans derives from the expectation that such loans generally are serviced principally from the operations of the business, and those operations may not be successful. Any interruption or discontinuance of operating cash flows from the business, which may be influenced by events not under the control of the borrower such as economic events and changes in governmental regulations, could materially affect the ability of the borrower to repay the loan. In addition, the collateral securing commercial and industrial loans generally includes moveable property such as equipment and inventory, which may decline in value more rapidly than we anticipate exposing us to increased credit risk. As a result of these additional complexities, variables and risks, commercial and industrial loans require extensive underwriting and servicing.

        Reserve-based Energy Loans.    As part of our commercial and industrial loan portfolio, we make reserve-based energy loans to small and medium-sized independent oil and gas producers who derive a majority of their revenues from the sale of oil and gas products and whose credit needs require a technical evaluation of oil and gas reserves. The primary collateral for reserve-based loans are the borrower's interests in oil and gas leases and related facilities, the majority of which are proven developed producing properties. Collateral is evaluated on a case-by-case basis by a third-party petroleum engineer. In order to determine the collateral value and derive the appropriate loan structure, loans require an engineering evaluation of property value and cash flow no less frequently than semi-annually. We formulate a borrowing base or loan amount and an appropriate amortization, taking into account factors such as overall financial capacity of the borrower and secondary sources of repayment and whether the cash flow will amortize the loan within safe margins. Our reserve-based energy loans generally have variable interest rates and terms that typically range from one to two years. As of December 31, 2013, we had $131.3 million of reserve-based energy loans outstanding.

        Payments on loans secured by oil and gas reserves are generally dependent on the borrower's ability to economically extract, transport and sell the underlying oil and/or gas. Accordingly, repayment of these loans may be subject to adverse developments in commodity prices and the local, national and global economy to a greater extent than other types of loans. In underwriting reserve-based energy loans, we seek to minimize these risks in a variety of ways, including by lending only to borrowers with a proven track record and who measurably possess the capacity, with emphasis on cash flow, to repay the loan. Although an evaluation of the oil and gas collateral typically is the basis for the capacity portion of the lending decision, the borrower's future cash flow position is critical in understanding the risk profile of the transaction as is complete knowledge of the purpose of the loan, the income and expense sources, and the complete financial obligations of the borrower.

        Owner Occupied and Non-Owner Occupied Commercial Real Estate Loans.    We make commercial mortgage loans collateralized by real estate, which may be owner occupied or non-owner occupied real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. We require our commercial real estate loans to be secured by well-managed property with adequate margins and generally obtain a guarantee from responsible parties. Our commercial mortgage loans generally are collateralized by first liens on real estate, have variable or fixed interest rates and amortize over a 10-to-25 year period with balloon payments or rate adjustments due at the end of three to seven years.

        Payments on loans secured by such properties are often dependent on the successful operation (in the case of owner occupied real estate) or management (in the case of non-owner occupied real estate) of the properties. Accordingly, repayment of these loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than other types of loans. In underwriting commercial real estate loans, we seek to minimize these risks in a variety of ways, including giving careful consideration to the property's age, condition, operating history, future operating projections, current and projected market rental rates, vacancy rates, location and physical condition. The underwriting analysis also may include credit verification, reviews of appraisals, environmental hazards or reports, the borrower's liquidity and leverage, management experience of the owners or principals, economic condition and industry trends.

        Construction, Land and Land Development Loans.    We make loans to finance the construction of residential and non-residential properties. Construction loans generally are collateralized by first liens on real estate and have floating interest rates. We conduct periodic inspections, either directly or through an agent, prior to approval of periodic draws on these loans. Underwriting guidelines similar to those described above also are used in our construction lending activities. Construction loans generally involve additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, and the project is of uncertain value prior to its completion. Because of uncertainties inherent in estimating construction costs, the market value of the completed project and the effects of governmental regulation on real property, it can be difficult to accurately evaluate the total funds required to complete a project and the related loan-to-value ratio. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If we are forced to foreclose on a project prior to completion, there is no assurance that we will be able to recover the entire unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project and it may be necessary to hold the property for an indeterminate period of time subject to the regulatory limitations imposed by the National Bank Act and the OCC.

        Residential Mortgage Loans.    We make residential real estate loans collateralized by owner occupied properties located in our market areas. We offer a variety of mortgage loan products with amortization periods up to 30 years. Loans collateralized by one-to-four family residential real estate generally are originated in amounts of no more than 80% of appraised value. Home equity loans and HELOCs are generally limited to a combined loan-to-value ratio of 80%, including the subordinate lien. We retain a valid lien on real estate, obtain a title insurance policy that insures that the property is free from encumbrances and require hazard insurance.

        Other Consumer Loans.    We make a variety of loans to individuals for personal and household purposes, including secured and unsecured term loans and home improvement loans. Consumer loans are underwritten based on the individual borrower's income, current debt level, past credit history and the value of any available collateral. The terms of consumer loans vary considerably based upon the loan type, nature of collateral and size of the loan. Consumer loans entail greater risk than do residential real estate loans because they may be unsecured or, if secured, the value of the collateral, such as an automobile or boat, may be more difficult to assess and more likely to decrease in value than real estate. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan balance. The remaining deficiency often will not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws may limit the amount which can be recovered on such loans.

  Deposit Products

        Our services include the usual deposit functions of commercial banks, safe deposit facilities, commercial and personal banking services in addition to our loan offerings. Our principal source of funds is deposits. We offer a variety of deposit products and services consistent with the goal of attracting a wide variety of customers, including small to medium-sized businesses. The types of deposit accounts consist of demand, savings, money market and time accounts. We actively pursue business checking accounts by offering competitive rates, telephone banking, online banking and other convenient services to our customers.

        We actively pursue commercial deposit accounts that will benefit from the utilization of our treasury management services. This line of business provided $187.3 million in commercial demand deposit accounts as of December 31, 2013.

        We have developed a specialty in providing depository services to Texas based municipal utility districts and other public entities. These deposits are generally insured time deposits with some customers utilizing FHLB letters of credit to secure the uninsured portion of deposits greater than $250,000. This line of business provided $84.9 million in time deposit funding with $9.4 million in pledged letters of credit as of December 31, 2013.

        We offer a money market account for financial institutions which generally pays a rate slightly above alternative rates available from the Federal Reserve Banks or correspondent banks through traditional federal funds. This product is marketed by specialty bankers specifically focused on this line of business, and provided $134.6 million in money market account funding as of December 31, 2013.

        In addition, we provide enhanced depository services, including customized reporting, for trustees appointed by the U.S. Bankruptcy Court. These deposits are generally demand deposits with a portion of our securities portfolio pledged to the uninsured portion of single debtor accounts exceeding the FDIC insurance limits. This line of business provided $62.6 million in demand deposit funding in 2,376 separate accounts with $38.2 million in securities pledged as of December 31, 2013.

  Other Products and Services

        We offer banking products and services that are attractively priced and easily understood by the customer, with a focus on convenience and accessibility. We offer a full suite of online banking solutions including access to account balances, online transfers, online bill payment and electronic delivery of customer statements, as well as extended drive-through hours, ATMs and banking by telephone, mail and personal appointment. We also offer debit cards, night depository, direct deposit, cashier's and travelers checks and letters of credit, as well as treasury management services, wire transfer services and automated clearing house ("ACH") services.

        We are currently focused on expanding noninterest income though increased income from our treasury management services and our interest rate swap program. We offer a full array of commercial treasury management services designed to be competitive with banks of all sizes. Treasury Management Services include balance reporting (including current day and previous day activity), transfers between accounts, wire transfer initiation, ACH origination and stop payments. Cash management deposit products consist of lockbox, remote deposit capture, positive pay, reverse positive pay, account reconciliation services, zero balance accounts and sweep accounts including loan sweep.

        Our interest rate swap program has been developed as an accommodation to our customers who desire a fixed rate on loans over a certain size threshold with a defined repayment schedule. In such cases, we enter into an interest rate swap contract with our borrower using a standard International Swaps and Derivative Association Agreement and confirmation, while simultaneously entering into a "mirror" interest rate swap contract with a correspondent bank counterparty. The two interest rate swaps are carried at market value with changes in value offsetting. We carried $30.1 million in notional value customer interest rate swaps and $30.1 million notional value interest rate swaps outstanding with correspondent bank counterparties as of December 31, 2013.

Our Market Areas

        We believe that a key factor contributing to our ability to achieve our business objectives and to create shareholder value is the attractiveness of the Texas market, including the favorable demographic and economic characteristics of our target markets within Texas.

        Texas is the second most populous state in the country with an estimated population in 2013 of 26.4 million. Population within the state grew 5.2% from April 1, 2010 to July 1, 2013, compared to growth of 2.4% for the nation as a whole during the same period according to the U.S. Census Bureau. According to SNL Financial, the five-year population growth rate for the period from 2013 to 2018 is projected to be 7.6%, compared to a 3.6% projected growth rate for the nation as a whole during the same period, and the five-year household income growth rate for the period from 2013 to 2018 is projected to be 21.6% compared to 16.1% for the nation as a whole during the same period. According to the Dallas Fed, Texas led the nation in job growth for the period from 2000-2013, with employment increasing 24.9% compared to an increase of 4.7% for the rest of the nation. According to the Dallas Fed, a significant number of Texas jobs created during this period were in the top half of the pay scale, with 55% of new jobs falling within the two highest wage quartiles, substantially outpacing growth among these quartiles for the rest of the nation. In addition, as illustrated below, job losses resulting from the recent economic recession were substantially less severe in Texas than for the nation as a whole and Texas was among the first states to emerge from the recession, surpassing its pre-recession employment peak in 2011. By contrast, the nation as a whole has yet to restore all of the jobs lost in the recession, remaining over a million jobs short of its pre-recession high as of December 2013, according to the Dallas Fed.

Total Nonagricultural Employment in Selected
States Since the Recession Began

                    Source: The Dallas Fed

        Our primary markets are the Houston, Dallas and Austin MSAs, which we consider to be among the most attractive markets in the United States. The 2013 median household income and the projected five-year population and median household income growth rates for these MSAs are substantially greater than the nation as a whole. The following map illustrates the projected 2018 population and projected annual percentage growth in population for the period from 2013 to 2018 among Texas MSAs according to SNL Financial:

        The table below summarizes certain key demographic information relating to our target markets and our presence within these markets as of December 31, 2013:

	Number of Branches	Number of Portfolio Bankers	Total Loans	Total Deposits	2013 Total Population(1)	2013 - 2018 Projected Population Growth(2)	2013 - 2018 Projected Household Income Growth(2)
	(Dollars in millions)
Houston MSA	7	25	$888.9	$959.0	6,313,158	9.1%	28.6%
Dallas MSA	4	18	351.6	420.0	6,810,913	8.2%	26.7%
Austin MSA	1	5	118.9	68.4	1,883,051	12.9%	28.3%
Texas					26,448,193	7.6%	21.7%
United States					316,128,839	3.6%	16.1%

(1)
As of July 1, 2013, according to U.S. Census Bureau estimates.

(2)
According to SNL Financial.

        Houston.    Houston ranks second in the nation as a home to Fortune 500 company headquarters, including Phillips 66, ConocoPhillips, Marathon Oil and Sysco, along with the Texas Medical Center,

which is the largest health complex in the world, and benefits from a vibrant and diverse economy underpinned by a strong energy sector. The Houston MSA is the fifth largest in the country and the city of Houston is the fourth most populous city in the United States, according to 2012 U.S. Census Bureau estimates. The Houston MSA had the second highest percentage employment growth of the 12 most populous MSAs during the 12 months ended October 2013, according to the U.S. Bureau of Labor Statistics.

        Dallas.    Dallas ranks third in the nation as a home to Fortune 500 company headquarters, including ExxonMobil, AT&T, Texas Instruments and Southwest Airlines. The Dallas MSA is the fourth largest in the country and the city of Dallas is the ninth most populous city in the United States, according to 2012 U.S. Census Bureau estimates. The Dallas MSA had the highest percentage employment growth of the 12 most populous MSAs during the 12 months ended October 2013, according to the U.S. Bureau of Labor Statistics.

        Austin.    Austin is the capital of Texas, home to the University of Texas, and a major national cultural, arts, film and media center and a home to numerous company headquarters including Dell and Whole Foods Markets. The Austin MSA ranked ninth among the nation's 10 fastest growing MSAs with a 37.3% population increase between 2000 and 2010, according to 2010 U.S. Census data. The city of Austin experienced 11.8% private sector job growth over the five-year period ending October 2013, and was the only city in the nation to post double-digit percentage growth during that period. Austin was recently ranked first among the best cities for future job growth by Forbes.com.

Our Portfolio Banking Model

        We employ a portfolio banking model that relies upon experienced bankers to originate quality loans, attract and retain low cost deposits and generate fee income. Within this model, customers are assigned a dedicated portfolio banker who acts as the primary point of contact and relationship manager, eliminating the need to utilize a less personal call center to interact with our customers.

        We have implemented a two-tiered incentive structure designed to compensate our portfolio bankers at a level that is commensurate with their contribution to the successful execution of our business strategy. Pursuant to our Portfolio Banker Compensation Program, each eligible portfolio banker's base salary is determined by reference to a salary matrix and net interest margin target. The salary matrix is scaled based on the size of the banker's "portfolio," which includes the amount of loans and weighted deposits attributable to such banker. Deposits are weighted by category according to cost with noninterest-bearing deposits receiving maximum credit. Base salaries are subject to adjustment based on performance appraisals as well as our portfolio bankers' management of credit risk within their portfolio.

        Under our Portfolio Banker Incentive Program, portfolio bankers receive an incentive award based on the achievement of loan and deposit growth targets and asset quality and performance goals. Generally, the incentive award represents an uncapped share in the growth in loans and weighted deposits generated by eligible portfolio bankers during the applicable period, according to an established formula. Eligible portfolio bankers also receive a percentage of the attributable net loan origination and certain other fees received by us. Incentive awards are subject to adjustment based on performance appraisals as well as our portfolio bankers' management of credit risk as growth objectives are pursued.

Investments

        The primary objectives of our investment policy are to provide a source of liquidity, to provide an appropriate return on funds invested, to manage interest rate risk, to meet pledging requirements and to meet regulatory capital requirements.

        As of December 31, 2013, the book value of our investment portfolio totaled $255.5 million, with an average yield of 1.77% and an estimated duration of approximately 3.2 years.

        Our Bank board of directors and ALCO are responsible for the regular review of our investment activities and the review and approval of our investment policy. Day to day transactions affecting our investment securities portfolio are managed by our senior executives in accordance with the guidelines set forth in our investment policy. These investment activities are reviewed by our Bank board of directors and ALCO.

        Our investment policy outlines investment type limitations, security mix parameters, authorization guidelines and risk management guidelines. The policy authorizes us to invest in a variety of investment securities, subject to various limitations. Our current investment portfolio consists of obligations of the U.S. Treasury and other U.S. government agencies or sponsored entities, including mortgage-backed securities and collateralized mortgage obligations.

Information Technology Systems

        We have recently made and continue to make significant investments in our information technology systems for our banking and lending operations and treasury management activities. We believe this is a necessary investment in order to enhance our capabilities to offer new products and overall customer experience, and to provide scale for future growth and acquisitions. We outsource our core data and item processing services to a nationally recognized bank software vendor, and have recently upgraded to the vendor's primary system which has the capability of serving our primary data processing needs well beyond the $5 billion total assets size range. Our internal network and e-mail systems are maintained in-house and we recently invested in the establishment of a back-up site out of our Richardson, Texas location. This back-up site provides for redundancy and disaster recovery capabilities.

        The majority of our other systems including our electronic funds transfer, transaction processing and our online banking services are hosted by third-party service providers. The scalability of this infrastructure will support our growth strategy. In addition, the tested capability of these vendors to automatically switch over to standby systems should allow us to recover our systems and provide business continuity quickly in case of a disaster.

Competition

        The banking business is highly competitive, and our profitability will depend principally upon our ability to compete with other banks and non-bank financial institutions located in our market areas in Texas for lending opportunities, deposit funds, bankers and acquisition candidates. Our banking competitors in our target markets include Chase, Wells Fargo, Bank of America, BBVA Compass, Amegy, Comerica, Regions, Prosperity Bank, BancorpSouth, Independent Bank, Texas Capital and various community banks.

        We are subject to vigorous competition in all aspects of our business from banks, savings banks, savings and loan associations, finance companies, credit unions and other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, asset-based non-bank lenders, insurance companies and certain other non-financial entities, including retail stores which may maintain their own credit programs and certain governmental organizations which may offer more favorable financing than we can.

        Many of the banks and other financial institutions with which we compete have greater financial strength, marketing capability and name recognition than us and operate on a statewide, regional or nationwide basis. These institutions are also likely to have legal loan limits substantially in excess of those that we maintain. Such institutions can perform certain functions for their customers, including trust, securities brokerage and international banking services, which we presently do not offer directly. Although we may offer these services through correspondent banks, the inability to provide such services directly may be a competitive disadvantage and this may affect our ability to generate business, attract experienced bankers and capitalize on acquisition opportunities.

        We also face competition for acquisition opportunities in connection with the implementation of our acquisition strategy. Because there are a limited number of acquisition opportunities in our target markets, we face competition from other banks and financial institutions, many of which possess greater financial, human, technical and other resources than we do. Our ability to compete in acquiring target institutions will depend on our available financial resources to fund the acquisitions, including the amount of cash and cash equivalents we have and the liquidity and market price of common stock. In addition, increased competition may also drive up the acquisition consideration that we will be required to pay in order to successfully capitalize on attractive acquisition opportunities.

        In addition, recent developments in technology and mass marketing have permitted larger companies to market loans and other products and services more aggressively to our small business customers. Such advantages may enable our competitors to realize greater economies of scale and operating efficiencies than we can. Further, some of the non-bank competitors are not subject to the same extensive regulations that govern the Company and the Bank. Various legislative acts in recent years have led to increased competition among financial institutions and competition from both financial and non-financial institutions is expected to continue. See "Risk Factors—We face strong competition from financial services companies and other companies that offer banking services, which could harm our business."

        We have been able to compete effectively with other financial institutions by providing a high level of personalized banking service to professionals and owner-operated businesses and by emphasizing quick and flexible responses to customer demands; establishing long-term customer relationships and building customer loyalty; and by offering products and services designed to address the specific needs of our customers. We rely heavily on the continued business generation of our portfolio bankers and the efforts of our officers and directors for the solicitation and referral of potential customers and we expect this to continue for the foreseeable future.

Our Employees

        As of December 31, 2013, we had 214 full time employees and no part-time employees. None of our employees is represented by a union. Management believes that our relationship with employees is good.

Our Properties

        Our principal offices are located at 4000 Greenbriar, Houston, Texas 77098. All of our branches are located in Texas. The following table sets forth a list of our branches and certain other properties which we own or lease as of December 31, 2013:

Houston MSA
Location	Own or Lease	Sq. Ft.
• Greenbriar Branch 4000 Greenbriar Houston, Texas 77098	Own	19,310
• Houstonian Branch 109 North Post Oak Lane, Suite 100 Houston, Texas 77024	Lease	5,736
• Tanglewood Branch 5018 San Felipe, Suite D Houston, Texas 77056	Lease	3,550
• Woodlands Branch 1455 Research Forest Drive The Woodlands, Texas 77380	Own	7,492
• Kingwood Branch 1102 Kingwood Drive Kingwood, Texas 77339	Own	3,400
• Cleveland Branch 908 E. Houston Street Cleveland, Texas 77327	Own	7,854
• Eagle Springs Branch 5444 Atascocita Road, Suite 100 Humble, Texas 77346	Lease	1,946

Dallas MSA
Location	Own or Lease	Sq. Ft.
• Dallas Uptown Branch 2408 Cedar Springs Dallas, Texas 75201	Lease	2,703
• Addison Branch 16771 Dallas Parkway Addison, Texas 75001	Own	4,100
• Dallas Preston Center Branch 4029 Northwest Highway Dallas, Texas 75225	Lease	2,170
• Richardson Branch 1301 E. Campbell Road Richardson, Texas 75081	Own	10,458

Austin MSA
Location	Own or Lease	Sq. Ft.
• Austin Hartland Plaza Branch 1717 W. 6th Street Austin, Texas 78703	Lease	4,490

Other
Location	Own or Lease	Sq. Ft.
• Memorial Motor Bank 8611 Memorial Drive Houston, Texas 77024	Lease	1,390
• Brookhollow Support Services Office 2900 North Loop South Houston, Texas 77092	Lease	21,265
• Sherry Lane Loan Production Office 5950 Sherry Lane, Suite 400 Dallas, Texas 75225	Lease	6,303

        Our operational support functions are centralized in our Brookhollow office in Northwest Houston, which houses management and staff totaling approximately 60 people with the capacity to significantly increase staffing within the existing space. In addition, certain credit support functions are performed out of our Richardson office.

Legal Proceedings

        We are from time to time subject to claims and litigation arising in the ordinary course of business. These claims and litigation may include, among other things, allegations of violation of banking and other applicable regulations, competition law, labor laws and consumer protection laws, as well as claims or litigation relating to intellectual property, securities, breach of contract and tort. We intend to defend ourselves vigorously against any pending or future claims and litigation.

        At this time, in the opinion of management, the likelihood is remote that the impact of such proceedings, either individually or in the aggregate, would have a material adverse effect on our combined results of operations, financial condition or cash flows. However, one or more unfavorable outcomes in any claim or litigation against us could have a material adverse effect for the period in which they are resolved. In addition, regardless of their merits or their ultimate outcomes, such matters are costly, divert management's attention and may materially adversely affect our reputation, even if resolved in our favor.

REGULATION AND SUPERVISION

        The U.S. banking industry is highly regulated under federal and state law. These laws and regulations affect the operations of the Company and its subsidiaries.

        Statutes, regulations and policies limit the activities in which we may engage and the manner in which we conduct of our permitted activities. Further, the regulatory system imposes reporting and information collection obligations. We incur significant costs relating to compliance with these laws and regulations. Banking statutes, regulations and policies are continually under review by federal and state legislatures and regulatory agencies, and a change in them, including changes in how they are interpreted or implemented, could have a material adverse effect on our business.

        The material statutory and regulatory requirements that are applicable to us are summarized below. The description below is not intended to summarize all laws and regulations applicable to us, and the description is qualified in its entirety by reference to the full text of the statutes, regulations, policies, interpretive letters and other written guidance that are described herein.

Bank and Bank Holding Company Regulation

        The Bank is currently a national bank. As a national bank organized under the National Bank Act, the Bank is subject to ongoing and comprehensive supervision, regulation, examination and enforcement by the OCC.

        Any entity that directly or indirectly controls a bank must be approved by the Federal Reserve under the BHC Act to become a bank holding company (a "BHC"). BHCs are subject to regulation, inspection, examination, supervision and enforcement by the Federal Reserve under the BHC Act. The Federal Reserve's jurisdiction also extends to any company that is directly or indirectly controlled by a BHC.

        The Company, which controls the Bank, became a BHC in 2006. As a BHC, the Company is subject to ongoing and comprehensive supervision, regulation, examination and enforcement by the Federal Reserve. The Company is also subject to supervision, regulation, examination and enforcement by the Texas Department of Banking.

FDIC Deposit Insurance

        The FDIC is an independent federal agency that insures the deposits of federally insured depository institutions up to applicable limits. The FDIC also has certain regulatory, examination and enforcement powers with respect to FDIC-insured institutions. The deposits of the Bank are insured by the FDIC up to applicable limits. As a general matter, the maximum deposit insurance amount is $250,000 per depositor.

Broad Supervision, Examination and Enforcement Powers

        A principal objective of the U.S. bank regulatory system is to protect depositors by ensuring the financial safety and soundness of banking organizations. To that end, the banking regulators have broad regulatory, examination and enforcement authority. The regulators regularly examine the operations of banking organizations. In addition, banking organizations are subject to periodic reporting requirements.

        The regulators have various remedies available if they determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of a banking organization's operations are unsatisfactory. The regulators may also take action if they determine that the banking organization or its management is violating or has violated any law or regulation. The regulators have the power to, among other things:

  •
  enjoin "unsafe or unsound" practices;

  •
  require affirmative actions to correct any violation or practice;

  •
  issue administrative orders that can be judicially enforced;

  •
  direct increases in capital;

  •
  direct the sale of subsidiaries or other assets;

  •
  limit dividends and distributions;

  •
  restrict growth;

  •
  assess civil monetary penalties;

  •
  remove officers and directors; and

  •
  terminate deposit insurance.

        The FDIC may terminate a depository institution's deposit insurance upon a finding that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the institution's regulatory agency. Engaging in unsafe or unsound practices or failing to comply with applicable laws, regulations and supervisory agreements could subject the Company, and subsidiaries of the Company or their officers, directors and institution-affiliated parties to the remedies described above and other sanctions.

The Dodd-Frank Act

        On July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act is having a broad impact on the financial services industry, and imposes significant regulatory and compliance requirements, including the designation of certain financial companies as systemically important financial companies, the changing roles of credit rating agencies, the imposition of increased capital, leverage, and liquidity requirements, and numerous other provisions designed to improve supervision and oversight of, and strengthen safety and soundness within, the financial services sector. Additionally, the Dodd-Frank Act establishes a new framework of authority to conduct systemic risk oversight within the financial system to be distributed among new and existing federal regulatory agencies, including the Financial Stability Oversight Council, the Federal Reserve, the OCC and the FDIC.

        The following items provide a brief description of certain provisions of the Dodd-Frank Act that are most relevant to the Company and the Bank.

  •
  Source of strength.  The Dodd-Frank Act requires all companies, including BHCs, that directly or indirectly control an insured depository institution to serve as a source of strength for the institution. Under this requirement, the Company in the future could be required to provide financial assistance to the Bank should it experience financial distress.

  •
  Limitation on federal preemption.  The Dodd-Frank Act significantly reduces the ability of national banks to rely on federal preemption of state consumer financial laws. Although the OCC, as the primary regulator of national banks, will have the ability to make preemption determinations where certain conditions are met, the broad rollback of federal preemption has the potential to create a patchwork of federal and state compliance obligations. This could, in turn, result in significant new regulatory requirements applicable to the Bank, with potentially significant changes in our operations and increases in our compliance costs. It could also result in uncertainty concerning compliance, with attendant regulatory and litigation risks.

  •
  Mortgage loan origination and risk retention.  The Dodd-Frank Act imposes new standards for mortgage loan originations on all lenders, including banking organizations, in an effort to require steps to verify a borrower's ability to repay. In addition, the Dodd-Frank Act generally requires lenders or securitizers to retain an economic interest in the credit risk relating to loans the lender sells or mortgage and other asset-backed securities that the securitizer issues. On January 10, 2013, federal regulators released the "qualified mortgage" rule. The qualified mortgage rule is intended to clarify the application of the Dodd-Frank Act requirement that mortgage lenders have a reasonable belief that borrowers can afford their mortgages, or the lender may not be able to foreclose on the mortgage.

    On August 28, 2013, the OCC, the Federal Reserve, the FDIC, the SEC, the Federal Housing Finance Agency and the Department of Housing and Urban Development issued a proposed rule in connection with the risk retention requirement mandated by Section 941 of the Dodd-Frank Act. The risk retention requirement generally requires a securitizer to retain no less than 5% of the credit risk in assets it sells into a securitization and prohibits a securitizer from directly or indirectly hedging or otherwise transferring the credit risk that the securitizer is required to retain, subject to limited exemptions. One significant exemption is for securities entirely collateralized by "qualified residential mortgages" ("QRMs"), which are loans deemed to have a lower risk of default. The proposed rule defines QRMs to have the same meaning as the term "qualified mortgage," as defined by the CFPB. In addition, the proposed rule provides for reduced risk retention requirements for qualifying commercial loan, commercial real estate loan and auto loan securitizations.

  •
  Imposition of restrictions on certain activities.  The Dodd-Frank Act imposes a new regulatory structure on the over-the-counter derivatives market, including requirements for clearing, exchange trading, capital, margin, reporting and record keeping. In addition, certain swaps and other derivatives activities are required to be "pushed out" of insured depository institutions and conducted in separately capitalized non-bank affiliates. The Dodd-Frank Act also requires certain persons to register as a "major swap participant," "swap dealer," "major security-based swap participant" or a "security-based swap dealer." The U.S. Commodity Futures Trading Commission has substantially completed adopting regulations to implement much of the new derivatives regulatory structure of the Dodd-Frank Act. The SEC and other U.S. regulators are still in the process of adopting regulations to implement the new derivatives regulatory structure of the Dodd-Frank Act. With regard to security-based swaps, it is anticipated that this further rulemaking will further clarify, among other things, reporting and recordkeeping obligations, margin and capital requirements, the scope of registration requirements and the types of swaps that are required to be centrally cleared and exchange-traded. Rules will also be issued to enhance the oversight of clearing and trading entities. As these remaining rules are implemented, new restrictions or limitations may affect our ability to manage certain risks in our business.

  •
  Expanded FDIC resolution authority.  While insured depository institutions have long been subject to the FDIC's resolution process, the Dodd-Frank Act creates a new mechanism for the FDIC to conduct the orderly liquidation of certain "covered financial companies," including bank and thrift holding companies and systemically significant non-bank financial companies. Upon certain findings being made, the FDIC may be appointed receiver for a covered financial company, and would conduct an orderly liquidation of the entity. The FDIC liquidation process is modeled on the existing FDIA and generally gives the FDIC more discretion than in the traditional bankruptcy context. The FDIC has issued final rules implementing the orderly liquidation authority.

  •
  Consumer Financial Protection Bureau.  The Dodd-Frank Act created a new, independent CFPB. The CFPB is tasked with establishing and implementing rules and regulations under certain federal consumer protection laws with respect to the conduct of providers of certain consumer financial products and services. The CFPB has rulemaking authority over many of the statutes governing products and services offered to bank and thrift consumers. For banking organizations with assets of $10 billion or more, the CFPB has exclusive rule making and examination, and primary enforcement authority under federal consumer financial laws. In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the CFPB. Compliance with any such new regulations would increase our cost of operations.

  •
  Deposit insurance.  The Dodd-Frank Act made permanent the general $250,000 deposit insurance limit for insured deposits. Amendments to the FDIA also revised the assessment base against which an insured depository institution's deposit insurance premiums paid to the DIF of the FDIC will be calculated. Under the amendments, the assessment base is no longer the institution's deposit base, but rather its average consolidated total assets less its average tangible equity. Additionally, the Dodd-Frank Act made changes to the minimum designated reserve ratio of the DIF, increasing the minimum from 1.15% to 1.35% of the estimated amount of total insured deposits, and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. Several of these provisions may impact the FDIC deposit insurance premiums paid by the Bank.

  •
  Transactions with affiliates and insiders.  The Dodd-Frank Act generally enhanced the restrictions on transactions with affiliates under Section 23A and 23B of the Federal Reserve Act, including an expansion of the definition of "covered transactions" and clarification regarding the amount of time for which collateral requirements regarding covered credit transactions must be satisfied. Insider transaction limitations are expanded through the strengthening of loan restrictions to insiders and the expansion of the types of transactions subject to the various limits, including derivatives transactions, repurchase agreements, reverse repurchase agreements and securities lending or borrowing transactions. Restrictions are also placed on certain asset sales to and from an insider to an institution, including requirements that such sales be on market terms and, in certain circumstances, approved by the institution's board of directors.

  •
  Enhanced lending limits.  The Dodd-Frank Act strengthens the existing limits on a depository institution's credit exposure to one borrower. On June 25, 2013, the OCC published a final rule amending its existing lending limits to incorporate changes made by the Dodd-Frank Act. The Dodd-Frank Act and the final rule amend the OCC's lending limit regulation to include credit exposures arising from derivative transactions and repurchase agreements, reverse repurchase agreements, securities lending transactions and securities borrowing transactions. The final rule exempts certain types of transactions, and outlines the methods that banks can choose from to measure credit exposures of derivative transactions and securities financing transactions. In most cases, a bank may choose which method it will use; the OCC, however, may specify that a bank use a particular method for safety and soundness reasons.

  •
  Corporate governance.  The Dodd-Frank Act addresses many investor protection, corporate governance and executive compensation matters that will affect most U.S. publicly traded companies, including the Company. The Dodd-Frank Act (1) grants shareholders of U.S. publicly traded companies an advisory vote on executive compensation; (2) enhances independence requirements for compensation committee members; (3) requires companies listed on national securities exchanges to adopt incentive-based compensation clawback policies for executive officers and (4) provides the SEC with authority to adopt proxy access rules that would allow shareholders of publicly traded companies to nominate candidates for election as a director and have those nominees included in a company's proxy materials. For so long as we are an emerging growth company, we may take advantage of the provisions of the JOBS Act allowing us to not seek a non-binding advisory vote on executive compensation or golden parachute arrangements.

        The requirements of the Dodd-Frank Act are in the process of being implemented over time and most will be subject to regulations implemented over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on our operations is unclear. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements.

        Failure to comply with the new requirements may negatively impact our results of operations and financial condition.

The Volcker Rule

        On December 10, 2013, five U.S. financial regulators, including the Federal Reserve and the OCC, adopted a final rule implementing the so-called "Volcker Rule." The Volcker Rule was created by Section 619 of the Dodd-Frank Act and generally prohibits "banking entities" from engaging in "proprietary trading" and making investments and conducting certain other activities with "private equity funds and hedge funds."

        Although the final rule provides some tiering of compliance and reporting obligations based on size, the fundamental prohibitions of the Volcker Rule apply to banking entities of any size, including the Company and the Bank. The final regulations were published in the Federal Register on January 31, 2014, and became effective April 1, 2014; however, at the time the agencies released the final Volcker Rule, the Federal Reserve announced an extension of the conformance period for all banking entities until July 21, 2015.

        In response to industry questions regarding the final Volcker Rule, the OCC, Federal Reserve, the FDIC, the SEC and the CFTC issued a clarifying interim final rule on January 14, 2014, permitting banking entities to retain interests in certain collateralized debt obligations ("CDOs") backed by trust preferred securities if the CDO meets certain requirements.

        We are currently reviewing the scope of the regulations implementing the Volcker Rule to determine the impact of the rule on our operations.

Notice and Approval Requirements Related to Control

        Banking laws impose notice, approval and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect "control" of an FDIC-insured depository institution. These laws include the BHC Act, the Change in Bank Control Act and the Savings and Loan Holding Company Act. Among other things, these laws require regulatory filings by a shareholder or other party that seeks to acquire direct or indirect "control" of an FDIC-insured depository institution. The determination whether an investor "controls" a depository institution is based on all of the facts and circumstances surrounding the investment. As a general matter, a party is deemed to control a depository institution or other company if the party owns or controls 25% or more of any class of voting stock. Subject to rebuttal, a party may be presumed to control a depository institution or other company if the investor owns or controls 10% or more of any class of voting stock. Ownership by affiliated parties, or parties acting in concert, is typically aggregated for these purposes. If a party's ownership of the Company were to exceed certain thresholds, the investor could be deemed to "control" the Company for regulatory purposes. This could subject the investor to regulatory filings or other regulatory consequences.

        In addition, except under limited circumstances, BHCs are prohibited from acquiring, without prior approval:

  •
  control of any other bank or BHC or all or substantially all the assets thereof; or

  •
  more than 5% of the voting shares of a bank or BHC which is not already a subsidiary.

Permissible Activities and Investments

        Banking laws generally restrict the ability of the Company from engaging in, or acquiring 5% or more of the voting shares of a company engaged in, activities other than those determined by the Federal Reserve to be so closely related to banking as to be a proper incident thereto. The Gramm-Leach-Bliley Financial Modernization Act of 1999 (the "GLB Act") expanded the scope of permissible activities for a BHC that qualifies as a financial holding company. Under the regulations implementing the GLB Act, a financial holding company may engage in additional activities that are financial in nature or incidental or complementary to a financial activity. Those activities include, among other activities, certain insurance and securities activities. Qualifications for becoming a financial holding company include, among other things, meeting certain specified capital standards and achieving certain management ratings in examinations. Under the Dodd-Frank Act, BHCs and their subsidiaries must be well-capitalized and well-managed in order for the BHC and its nonbank affiliates to engage in the expanded financial activities permissible only for a financial holding company.

        In addition, as a general matter, the establishment or acquisition by the Company of a depository institution or, in certain cases, a non-bank entity, requires prior regulatory approval.

Regulatory Capital Requirements and Capital Adequacy

        The federal bank regulators view capital levels as important indicators of an institution's financial soundness. As a general matter, national banks and their holding companies are required to maintain minimum capital relative to the amount and types of assets they hold. The final supervisory determination on an institution's capital adequacy is based on the regulator's assessment of numerous factors.

        As a BHC and a national bank, the Company and the Bank are subject to regulatory capital requirements.

        The Federal Reserve has established risk-based and leverage capital guidelines for BHCs, including the Company. The OCC has established substantially similar risk-based and leverage capital guidelines applicable to national banks, including the Bank. The current risk-based capital guidelines, commonly referred to as "Basel I," are based upon the 1988 capital accord of the International Basel Committee on Banking Supervision ("Basel Committee"), a committee of central banks and bank supervisors, as implemented by the U.S. federal banking agencies. The federal banking agencies subsequently adopted separate risk-based capital guidelines for so-called "core banks" based upon the Revised Framework for the International Convergence of Capital Measurement and Capital Standards ("Basel II") issued by the Basel Committee in November 2005, and most recently are in the process of implementing the recently revised framework referred to as "Basel III."

Basel I

        Under Basel I, the minimum ratio of total capital to risk-weighted assets (which are primarily the credit risk equivalents of balance sheet assets and certain off-balance sheet items such as standby letters of credit) is 8%. At least half of total capital must be composed of tier 1 capital, which includes common shareholders' equity (including retained earnings), qualifying non-cumulative perpetual preferred stock (and, for BHCs only, a limited amount of qualifying cumulative perpetual preferred stock and a limited amount of trust preferred securities), and minority interests in the equity accounts of consolidated subsidiaries, less goodwill, other disallowed intangibles and disallowed deferred tax assets, among other items. The Federal Reserve also has adopted a minimum leverage ratio requiring tier 1 capital of at least 4.0% of average quarterly total consolidated assets (as defined for regulatory purposes), net of goodwill and certain other intangible assets for all but the most highly rated BHCs.

        The federal banking agencies have also established risk-based and leverage capital guidelines that FDIC-insured depository institutions are required to meet. These regulations are generally similar to those established by the Federal Reserve for bank holding companies.

Basel II

        Under the final U.S. Basel II rules issued by the federal banking agencies, there are a small number of "core" banking organizations that will be required to use the advanced approaches under Basel II for calculating risk-based capital related to credit risk and operational risk, instead of the methodology reflected in the regulations effective prior to adoption of Basel II. The rules also require core banking organizations to have rigorous processes for assessing overall capital adequacy in relation to their total risk profiles, and to publicly disclose certain information about their risk profiles and capital adequacy. The Company and the Bank are not among the core banking organizations required to use Basel II advanced approaches.

Basel III

        On December 16, 2010, the Basel Committee released its final framework for strengthening international capital and liquidity regulation, known as Basel III. The Basel III calibration and phase-in arrangements were previously endorsed by the Seoul G20 Leaders Summit in November 2010, and are subject to individual adoption by member nations, including the United States. Under these standards, when fully phased-in on January 1, 2019, banking institutions will be required to satisfy three risk-based capital ratios:

  i.
  A common equity tier 1 ratio of at least 7.0%, inclusive of 4.5% minimum common equity tier 1 ratio, net of regulatory deductions, and the new 2.5% "capital conservation buffer" of common equity to risk-weighted assets;

  ii.
  A tier 1 capital ratio of at least 8.5%, inclusive of the 2.5% capital conservation buffer; and

  iii.
  A total capital ratio of at least 10.5%, inclusive of the 2.5% capital conservation buffer.

US Implementation of Basel III

        In July 2013, the federal banking agencies published final rules (the "Basel III Capital Rules") that revised their risk-based and leverage capital requirements and their method for calculating risk-weighted assets to implement, in part, agreements reached by the Basel Committee and certain provisions of the Dodd-Frank Act. While some provisions are tailored to larger institutions, the Basel III Capital Rules generally apply to all banking organizations, including the Company and the Bank.

        Among other things, the Basel III Capital Rules: (i) introduce a new capital measure entitled "Common Equity Tier 1" ("CET1"); (ii) specify that tier 1 capital consist of CET1 and additional financial instruments satisfying specified requirements that permit inclusion in tier 1 capital; (iii) define CET1 narrowly by requiring that most deductions or adjustments to regulatory capital measures be made to CET1 and not to the other components of capital and (iv) expand the scope of the deductions or adjustments from capital as compared to the existing regulations.

        Under the Basel III Capital Rules, banking organizations are provided a one-time option in their initial regulatory financial report filed after January 1, 2015, to remove certain components of accumulated other comprehensive income from the computation of common equity regulatory capital.

        The Basel III Capital Rules also provide a permanent exemption from the proposed phase out of existing trust preferred securities and cumulative perpetual preferred stock from regulatory capital for banking organizations with less than $15 billion in total assets, while also implementing stricter eligibility requirements for regulatory capital instruments that should serve to disallow the inclusion of all non-exempt issuances of trust preferred securities and cumulative perpetual preferred stock from tier 1 capital. The Basel III Capital Rules also provide additional constraints on the inclusion of minority interests, mortgage servicing assets, deferred tax assets and certain investments in the capital of unconsolidated financial institutions in tier 1 capital, as well as providing stricter risk weighting rules to these assets.

        The Basel III Capital Rules provide for the following minimum capital to risk-weighted assets ratios:

  i.
  4.5% based upon CET1;

  ii.
  6.0% based upon tier 1 capital; and

  iii.
  8.0% based upon total regulatory capital.

        A minimum leverage ratio (tier 1 capital as a percentage of total assets) of 4.0% is also required under the Basel III Capital Rules. The Basel III Capital Rules additionally require institutions to retain a capital conservation buffer of 2.5% above these required minimum capital ratio levels. Banking organizations that fail to maintain the minimum 2.5% capital conservation buffer could face restrictions on capital distributions or discretionary bonus payments to executive officers, with distributions and discretionary bonus payments being completely prohibited if no capital conservation buffer exists, or in the event of the following: (i) the banking organization's capital conservation buffer was below 2.5% at the beginning of a quarter and (ii) its cumulative net income for the most recent quarterly period plus the preceding four calendar quarters is less than its cumulative capital distributions (as well as associated tax effects not already reflected in net income) during the same measurement period.

        The Basel III Capital Rules also provide stricter rules related to the risk weighting of past due and certain commercial real estate loans, as well as on some equity investment exposures, and replaces the existing credit rating approach for determining the risk weighting of securitization exposures with an alternative approach.

        Finally, the Basel III Capital Rules amend the thresholds under the "prompt corrective action" framework enforced with respect to the Bank by the OCC to reflect both (i) the generally heightened requirements for regulatory capital ratios as well as (ii) the introduction of the CET1 capital measure.

        The enactment of the Basel III Capital Rules will increase the required capital levels that the Company and the Bank must maintain. The Basel III Capital Rules become effective as applied to the Company and the Bank on January 1, 2015, with a phase in period from January 1, 2015 through January 1, 2019.

Liquidity Coverage Ratio.

        The Basel III Capital Rules adopted in July 2013 did not address the proposed liquidity coverage ratio ("LCR") called for by the Basel Committee's Basel III framework. On October 24, 2013, the Federal Reserve issued a proposed rule implementing a LCR requirement in the United States for larger banking organizations. Neither the Company nor the Bank would be subject to the LCR requirement as proposed.

Prompt Corrective Action

        Under the FDIA, the federal bank regulatory agencies must take "prompt corrective action" against undercapitalized U.S. depository institutions. U.S. depository institutions are assigned one of five capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized," and are subjected to different regulation corresponding to the capital category within which the institution falls. Currently, a depository institution is deemed to be "well capitalized" if the banking institution has a total risk-based capital ratio of 10.0% or greater, a tier 1 risk-based capital ratio of 6.0% or greater, and a leverage ratio of 5.0% or greater, and the institution is not subject to an order, written agreement, capital directive or prompt corrective action directive to meet and maintain a specific level for any capital measure. Under certain circumstances, a well-capitalized, adequately capitalized or undercapitalized institution may be treated as if the institution were in the next lower capital category. A banking institution that is undercapitalized is required to submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan up to a certain specified amount.

        Failure to meet capital guidelines could subject the institution to a variety of enforcement remedies by federal bank regulatory agencies, including: termination of deposit insurance by the FDIC, restrictions on certain business activities and appointment of the FDIC as conservator or receiver. As of December 31, 2013, the Company and the Bank were each well-capitalized.

        As noted above, the Basel III Capital Rules amend the thresholds under the "prompt corrective action" framework enforced with respect to the Bank by the OCC to reflect both (i) the generally heightened requirements for regulatory capital ratios as well as (ii) the introduction of the CET1 capital measure.

Regulatory Limits on Dividends and Distributions

        Federal law currently imposes limitations upon certain capital distributions by national banks, such as certain cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. The Federal Reserve and OCC regulate all capital distributions by the Bank directly or indirectly to the Company, including dividend payments.

        For example, under applicable regulations, the Bank must file an application for OCC approval of a capital distribution if the total capital distributions for the applicable calendar year exceed the sum of the Bank's net income for that year to date plus the Bank's retained net income for the preceding two years. Additionally, the Bank may not pay dividends to the Company if, after paying those dividends, it would fail to meet the required minimum levels under risk-based capital guidelines and the minimum leverage and tangible capital ratio requirements, or in the event the OCC notified the Bank that it was in need of more than normal supervision. Under the FDIA, an insured depository institution such as the Bank is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become "undercapitalized." Payment of dividends by the Bank also may be restricted at any time at the discretion of the appropriate regulator if it deems the payment to constitute an unsafe and unsound banking practice.

        In addition, the Bank may become subject to supervisory limits on its ability to declare or pay a dividend or reduce its capital unless certain conditions are satisfied.

Reserve Requirements

        Pursuant to regulations of the Federal Reserve, all banking organizations are required to maintain average daily reserves at mandated ratios against their transaction accounts. In addition, reserves must be maintained on certain non-personal time deposits. These reserves must be maintained in the form of vault cash or in an account at a Federal Reserve Bank.

Limits on Transactions with Affiliates and Insiders

        Insured depository institutions are subject to restrictions on their ability to conduct transactions with affiliates and other related parties. Section 23A of the Federal Reserve Act imposes quantitative limits, qualitative requirements and collateral requirements on certain transactions by an insured depository institution with, or for the benefit of, its affiliates. Transactions covered by Section 23A include loans, extensions of credit, investment in securities issued by an affiliate and acquisitions of assets from an affiliate. Section 23B of the Federal Reserve Act requires that most types of transactions by an insured depository institution with, or for the benefit of, an affiliate be on terms at least as favorable to the insured depository institution as if the transaction were conducted with an unaffiliated third-party.

        As noted above, the Dodd-Frank Act generally enhances the restrictions on transactions with affiliates under Section 23A and 23B of the Federal Reserve Act, including an expansion of the definition of "covered transactions" and a clarification regarding the amount of time for which collateral requirements regarding covered credit transactions must be satisfied. The ability of the Federal Reserve to grant exemptions from these restrictions is also narrowed by the Dodd-Frank Act, including by requiring coordination with other bank regulators.

        The Federal Reserve's Regulation O and OCC regulations impose restrictions and procedural requirements in connection with the extension of credit by an insured depository institution to directors, executive officers, principal shareholders and their related interests.

Brokered Deposits

        The FDIA restricts the use of brokered deposits by certain depository institutions. Under the applicable regulations, (i) a "well capitalized insured depository institution" may solicit and accept, renew or roll over any brokered deposit without restriction, (ii) an "adequately capitalized insured depository institution" may not accept, renew or roll over any brokered deposit unless it has applied for and been granted a waiver of this prohibition by the FDIC and (iii) an "undercapitalized insured depository institution" may not accept, renew or roll over any brokered deposit. The FDIC may, on a case-by-case basis and upon application by an adequately capitalized insured depository institution, waive the restriction on brokered deposits upon a finding that the acceptance of brokered deposits does not constitute an unsafe or unsound practice with respect to such institution.

Concentrated Commercial Real Estate Lending Guidance

        The federal banking agencies, including the OCC, have promulgated guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that a bank has a concentration in commercial real estate lending if (i) total reported loans for construction, land development, and other land represent 100% or more of total capital or (ii) total reported loans secured by multifamily and non-farm residential properties and loans for construction, land development, and other land represent 300% or more of total capital and the bank's commercial real estate loan portfolio has increased 50% or more during the prior 36 months. Owner occupied commercial real estate loans are excluded from this second category. If a concentration is present, management must employ heightened risk management practices that address the following key elements: including board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending.

Examination Fees

        The OCC currently charges fees to recover the costs of examining national banks, processing applications and other filings, and covering direct and indirect expenses in regulating national banks. The Dodd-Frank Act provides various agencies with the authority to assess additional supervision fees.

Deposit Insurance Assessments

        FDIC-insured depository institutions are required to pay deposit insurance assessments to the FDIC. The amount of a particular institution's deposit insurance assessment is based on that institution's risk classification under an FDIC risk-based assessment system. An institution's risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators. Deposit insurance assessments fund the DIF. As noted above, the Dodd-Frank Act changed the way an insured depository institution's deposit insurance premiums are calculated. These changes may impact assessment rates, which could impact the profitability of our operations.

Depositor Preference

        The FDIA provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution (including the claims of the FDIC as subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as a receiver will have priority over other general unsecured claims against the institution. If we invest in or acquire an insured depository institution that fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including us, with respect to any extensions of credit they have made to such insured depository institution.

Anti-Money Laundering and OFAC

        Under federal law, financial institutions must maintain anti-money laundering programs that include established internal policies, procedures and controls; a designated compliance officer; an ongoing employee training program and testing of the program by an independent audit function. Financial institutions are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and customer identification in their dealings with non-U.S. financial institutions and non-U.S. customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and law enforcement authorities have been granted increased access to financial information maintained by financial institutions. Bank regulators routinely examine institutions for compliance with these obligations and they must consider an institution's compliance with such obligations in connection with the regulatory review of applications, including applications for banking mergers and acquisitions. The regulatory authorities have imposed "cease and desist" orders and civil money penalty sanctions against institutions found to be violating these obligations.

        OFAC is responsible for helping to ensure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various Executive Orders and Acts of Congress. OFAC publishes lists of persons, organizations and countries suspected of aiding, harboring or engaging in terrorist acts, known as Specially Designated Nationals and Blocked Persons. If the Company or the Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, the Company or the Bank must freeze or block such account or transaction, file a suspicious activity report and notify the appropriate authorities.

Consumer Laws and Regulations

        Banking organizations are subject to numerous laws and regulations intended to protect consumers. These laws include, among others:

  •
  Truth in Lending Act;

  •
  Truth in Savings Act;

  •
  Electronic Funds Transfer Act;

  •
  Expedited Funds Availability Act;

  •
  Equal Credit Opportunity Act;

  •
  Fair and Accurate Credit Transactions Act;

  •
  Fair Housing Act;

  •
  Fair Credit Reporting Act;

  •
  Fair Debt Collection Act;

  •
  GLB Act;

  •
  Home Mortgage Disclosure Act;

  •
  Right to Financial Privacy Act;

  •
  Real Estate Settlement Procedures Act;

  •
  laws regarding unfair and deceptive acts and practices; and

  •
  usury laws.

        Many states and local jurisdictions have consumer protection laws analogous, and in addition to, those listed above. These federal, state and local laws regulate the manner in which financial institutions deal with customers when taking deposits, making loans or conducting other types of transactions. Failure to comply with these laws and regulations could give rise to regulatory sanctions, customer rescission rights, action by state and local attorneys general and civil or criminal liability. The creation of the CFPB by the Dodd-Frank Act has led to enhanced enforcement of consumer financial protection laws.

The Community Reinvestment Act

        The CRA is intended to encourage banks to help meet the credit needs of their service areas, including low and moderate-income neighborhoods, consistent with safe and sound operations. The bank regulators examine and assign each bank a public CRA rating. The CRA then requires bank regulators to take into account the federally insured bank's record in meeting the needs of its service area when considering an application by a bank to establish or relocate a branch or to conduct certain mergers or acquisitions. The Federal Reserve is required to consider the CRA records of a BHC's controlled banks when considering an application by the BHC to acquire a banking organization or to merge with another BHC. When the Company or the Bank applies for regulatory approval to engage in certain transactions, the regulators will consider the CRA record of the target institution and our depository institution subsidiaries. An unsatisfactory CRA record could substantially delay approval or result in denial of an application. The regulatory agency's assessment of the institution's record is made available to the public. Following its most recent CRA examination in July 2013, the Bank received an overall rating of "Satisfactory."

Changes in Laws, Regulations or Policies

        Federal, state and local legislators and regulators regularly introduce measures or take actions that would modify the regulatory requirements applicable to banks, their holding companies and other financial institutions. Changes in laws, regulations or regulatory policies could adversely affect the operating environment for the Company in substantial and unpredictable ways, increase our cost of doing business, impose new restrictions on the way in which we conduct our operations or add significant operational constraints that might impair our profitability. We cannot predict whether new legislation will be enacted and, if enacted, the effect that it, or any implementing regulations, would have on our business, financial condition or results of operations. The Dodd-Frank Act is in the process of imposing substantial changes to the regulatory framework applicable to us and our subsidiaries. The majority of these changes will be implemented over time by various regulatory agencies. The full effect that these changes will have on us remains uncertain at this time and may have a material adverse effect on our business and results of operations.

Effect on Economic Environment

        The policies of regulatory authorities, including the monetary policy of the Federal Reserve, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve to affect the money supply are open market operations in U.S. government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

        Federal Reserve monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of the Company and its subsidiaries cannot be predicted.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Manuel J. Mehos	60	Chairman and Chief Executive Officer
Geoffrey D. Greenwade	53	President
John P. Durie	52	Executive Vice President and Chief Financial Officer
Donald S. Perschbacher	52	Executive Vice President and Corporate Chief Credit Officer
Stephen Eisenstein	52	Director
Steven D. Lerner	60	Director
Cas A. Schneller	36	Director
Stefanie L. Shelley	51	Director
Alan M. Silberstein	66	Director
Robert B.B. Smith	50	Director
William Spiegel	51	Director

        Manuel J. Mehos.    Mr. Mehos is the founder as well as the Chairman and Chief Executive Officer of the Company. Prior to founding the Company in 2004, Mr. Mehos was the founder, Chairman and Chief Executive Officer of Coastal Bancorp, Inc. and its banking subsidiary, Coastal Banc, a publicly traded company that was sold in May 2004 to Hibernia Corporation. Mr. Mehos is a Certified Public Accountant in the State of Texas. He currently serves as a Director of the Board for Sentinel Trust Company. He has served as a Director on the Board for Federal Home Loan Bank of Dallas, Texas Finance Commission, Texas Savings & Community Bankers Association and America's Community Bankers. Mr. Mehos received his M.B.A. from the University of Texas. Mr. Mehos' qualifications to serve on our board of directors include his extensive experience in overseeing the Company and in the banking industry and his previous experience serving as Chairman of the board of a publicly traded bank holding company.

        Geoffrey D. Greenwade.    Mr. Greenwade has served as the President of the Company since 2013, and currently serves as President and Chief Executive Officer of the Bank. From 2008 to 2013, Mr. Greenwade served as Executive Vice President of the Company. Prior to joining the Company in 2008, Mr. Greenwade worked at Wells Fargo as Regional Manager of the Business Banking Department and Executive Vice President of the Commercial Banking Department. He has also served as Market President, Lending Manager and Commercial Loan Officer of Bank of America. Mr. Greenwade received his M.B.A. from Baylor University and his B.B.A. in Finance from Texas A&M University.

        John P. Durie.    Mr. Durie has served as Executive Vice President and Chief Financial Officer of the Company since 2006 and currently serves as Executive Vice President and Chief Financial Officer of the Bank. Before joining the Company in 2006 as a result of the merger with Redstone Bank, N.A., he served as Executive Vice President and Chief Financial Officer of Redstone Bank from 2004 to 2006 and as President and Chief Operating Officer of Northwest Bank, N.A. from 1996 to 2000. He also worked at First Interstate Bank where he managed its Texas mergers and acquisitions activities and served as Chief Financial Officer of Consolidated Asset Management Company, the Oklahoma workout subsidiary. Mr. Durie received his B.B.A. in Finance from the University of Oklahoma.

        Donald Perschbacher.    Mr. Perschbacher has served as Executive Vice President and Corporate Chief Credit Officer of the Company since 2012 and currently serves as Executive Vice President and Corporate Chief Credit Officer of the Bank. Prior to joining the Company in March 2012,

Mr. Perschbacher served as Credit Risk Executive for the Asset Recovery Management & Solutions Group of BBVA Compass Bank in Dallas, Texas, where he was responsible for maximizing the recovery and value of impaired assets. Prior to joining BBVA, Mr. Perschbacher served from 2006 to 2009 as Executive Vice President and Chief Credit Officer of Guaranty Bank, a consumer and business bank with more than 150 banking centers in Texas and California. In that role, Mr. Perschbacher was responsible for the overall asset quality of the bank's lending portfolio. He also served as Senior Vice President and Director of Risk Management (Corporate Banking) of Guaranty Bank from 2001 to 2006. Prior to joining Guaranty Bank, Mr. Perschbacher served as Senior Vice President and Senior Approval Officer for Bank of America's Dallas, Texas operations. Mr. Perschbacher received his B.B.A. in Finance from Texas A&M University.

        Stephen Eisenstein.    Mr. Eisenstein has served as a Director of the Company since 2010 and serves as Senior Managing Director of Harvest Partners, LP, a New York-based private equity firm. Mr. Eisenstein has over 20 years of private equity experience. Before joining Harvest in 1999, he was a founding Partner at Paribas Principal Partners. Prior to founding Paribas Principal Partners, Mr. Eisenstein was a Managing Director at Banque Paribas, specializing in financing and investing in leveraged buyouts. Before joining Paribas, he worked in corporate finance at Chase Manhattan Bank and in equity research at Paine Webber Inc. Mr. Eisenstein serves on the Boards of Packers Holdings and Encanto Restaurants. He has a B.A. in Economics from Tufts University and an M.B.A. from The Wharton School of the University of Pennsylvania. Mr. Eisenstein's qualifications to serve on our board of directors include his significant experience overseeing the business of Harvest's numerous portfolio companies, his extensive board experience having previously served on the board of directors of 12 public and private companies and his significant financial, investment and strategic business planning experience.

        Steven D. Lerner.    Mr. Lerner has served as a Director of the Company since 2006 and currently serves as a Director of the Bank. He is President and Chief Executive Officer of The Redstone Companies, LP, a privately held investment management and development firm. Previously, Mr. Lerner served as Executive Vice President and General Counsel of The Redstone Companies, LP, Redstone Group, Ltd. and related entities from 1998. Prior to joining The Redstone Companies, LP, Mr. Lerner served as a Partner at Schlanger, Silver, Barg & Paine, LLP. He is a member of the State Bar of Texas and Florida Bar. Mr. Lerner received his Doctor of Jurisprudence from the University of Texas Law School. Mr. Lerner's qualifications to serve on our board of directors include his extensive financial and investment experience, his experience in the development of real estate and his long-standing relationships within the business, political and charitable communities.

        Cas A. Schneller.    Mr. Schneller has served as a Director of the Company since 2010 and currently serves as a Director of the Bank. He is a Managing Director of Friedman Fleischer & Lowe, LLC ("FFL"), a San Francisco-based private equity firm. Before joining FFL in 2006, he worked at GTCR Golder Rauner, a Chicago-based private equity firm. Mr. Schneller also worked at William Blair & Company as an analyst in the Mergers and Acquisitions group and at Luxor Capital Group as an investment analyst. He graduated summa cum laude from the University of Notre Dame with a B.B.A. in Finance and Business Economics and earned an M.B.A. from the Harvard Business School. Mr. Schneller's qualifications to serve on our board of directors include his significant experience overseeing the business of FFL's numerous portfolio companies, his board experience having served on the board of directors of six public and private companies and his significant financial, investment and strategic business planning experience.

        Stefanie L. Shelley.    Ms. Shelley has served as a Director of the Company since 2010 and currently serves as a Director of the Bank. She is the Chief Marketing Officer of Broadridge Financial Solutions, Inc., a leading provider of technology, operations and communications solutions to the global financial services industry. Prior to joining Broadridge in 2010, Ms. Shelley was Executive Vice

President, Bank Marketing of Capital One Bank from 2007 to 2009. Previously, she held an executive position at Citibank, where she managed the product management and marketing of a $100 billion retail deposit product portfolio. Prior to Citibank, Ms. Shelley was the Chief Marketing Officer for Small Business Banking at JP Morgan Chase. Ms. Shelley holds a B.A. in Economics from Colgate University and an M.B.A. in Marketing from The Wharton School of the University of Pennsylvania. Ms. Shelley's qualifications to serve on our board of directors include her broad functional background in business strategy, marketing and product management and extensive experience in launching, building and restructuring businesses.

        Alan M. Silberstein.    Mr. Silberstein has served as a Director of the Company since 2010 and currently serves as a Director of the Bank. He is the current President of Allston Associates, LLC, a management consulting company. Prior to joining Allston Associates in 2004, Mr. Silberstein served as President and Chief Executive Officer of Debt Resolve, Inc. from 2003 to 2004. Previously, he served as Chief Executive Officer of Western Union and Executive Vice President of First Data Corporation, its parent, from 2000 to 2001. Previously, in 1996, he joined Travelers Property Casualty Insurance to serve as Chairman and Chief Executive Officer of Claim Services. Prior to joining Travelers, Mr. Silberstein worked in the banking sector for twenty-two years, holding various executive positions in consumer banking. Mr. Silberstein is active in numerous banking industry groups and has served as chair of the American Bankers Association Retail Executive Committee, a three-year term on the Federal Reserve Board's Consumer Advisory Council, and on the boards of both the New York Cash Exchange and CIRRUS ATM networks. He currently serves on the Board of Global Payments Inc. Mr. Silberstein received his B.S. in engineering from Columbia University and his M.B.A. from the Harvard Business School. Mr. Silberstein's qualifications to serve on our board of directors include his extensive experience in the banking and financial services industries, his experience serving as a director on the board of a public company and his long-standing relationships within the business, political and charitable communities.

        Robert B.B. Smith.    Mr. Smith has served as a Director of the Company since 2006 and currently serves as a Director of the Bank. He serves as Director, Investments at Friedkin Companies, Inc, a holding company providing financial and other services to a group of affiliated companies including Gulf States Toyota Distributors and has been with Friedkin since 1996. Mr. Smith has over 10 years of experience in serving on bank boards, including as a director of Redstone Bank, N.A. Mr. Smith is a member of the Chartered Financial Analyst Institute. He received his M.B.A. from Texas A&M University. Mr. Smith's qualifications to serve on our board of directors include his extensive experience in the banking industry, serving as a director on bank boards, his significant financial, investment and strategic business planning experience and his long-standing relationships within the business, political and charitable communities.

        William Spiegel.    Mr. Spiegel has served as a Director of the Company since 2010. He is Managing Director of Pine Brook Road Partners, LLC, a New York-based investment firm, with over 20 years of private equity investment experience. Prior to joining Pine Brook in 2006, he was with the Cypress Group from its inception in 1994, managing its financial services and healthcare investing activities. Prior to joining the Cypress Group, Mr. Spiegel worked in the Merchant Banking Group at Lehman Brothers. Mr. Spiegel currently serves on the Board of Directors of Essent Group Ltd. and Third Point Reinsurance Ltd. Mr. Spiegel holds a B.Sc. in Economics from the London School of Economics, an M.A. in Economics from the University of Western Ontario and an M.B.A. from the University of Chicago. Mr. Spiegel's qualifications to serve on our board of directors include his extensive experience in overseeing the business of Pine Brook's numerous portfolio companies, his extensive board experience having served on the board of directors of 17 public and private companies, and his significant financial, investment and strategic business planning experience.

Composition of the Board of Directors; Classes of Directors

        At the time of this offering, our board of directors will consist of            members,             of whom will qualify as independent directors under the corporate governance standards of                .

        Upon completion of this offering, we expect that our board of directors will be divided into three classes, denominated as class I, class II and class III. Members of each class will hold office for staggered three-year terms. At each annual meeting of our shareholders beginning in 2015, the successors to the directors whose term expires at that meeting will be elected to serve until the third annual meeting after their election or until their successors have been elected and qualified.                    and                     will serve as class I directors whose terms expire at the 2015 annual meeting of shareholders.                    and                     will serve as class II directors whose terms expire at the 2016 annual meeting of shareholders.                    and                     will serve as class III directors whose terms expire at the 2017 annual meeting of shareholders.

        In connection with this offering, we will enter into a director nomination agreement with funds affiliated with Friedman Fleischer & Lowe, LLC, Harvest Partners, LP and Pine Brook Road Partners, LLC (the "Sponsor Funds") that will provide for the rights of the Sponsor Funds to nominate individuals for election to our board of directors. See "Certain Relationships and Related Party Transactions—Director Nomination Agreement." Messrs. Eisenstein, Schneller and Spiegel were nominated for election to our board of directors by funds affiliated with Harvest Partners, LP, Friedman Fleischer & Lowe, LLC and Pine Brook Road Partners, LLC, respectively, pursuant to our Shareholders Agreement. See "Certain Relationships and Related Party Transactions—Shareholders Agreement."

Director Independence

        Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that            ,             and            do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the        . In making these determinations, our board of directors considered the current and prior relationships that each director has with the Company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director, and the transactions involving them described in the section titled "Certain Relationships and Related Party Transactions."

Risk Management and Oversight

        Our board of directors oversees our risk management process, including the Company-wide approach to risk management, carried out by our management. Our full board determines the appropriate risk for us generally, assesses the specific risks faced by us, and reviews the steps taken by management to manage those risks. While our full board maintains the ultimate oversight responsibility for the risk management process, its committees oversee risk in certain specified areas. In particular, our compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements, and the incentives created by the compensation awards it administers. Our audit committee oversees management of enterprise risks as well as financial risks and, effective upon the consummation of this offering, will also be responsible for overseeing potential conflicts of interests. Effective upon the listing of our common stock on an exchange, our nominating and corporate governance committee will be responsible for overseeing the management of risks associated with the independence of our board of directors. Pursuant to our board's instruction, management regularly reports on applicable risks to the relevant committee or the full board, as appropriate, with additional review or reporting on risks conducted as needed or as requested by our board of directors and its committees.

Committees of the Board of Directors

        Our board of directors plans to establish the following committees in connection with this offering: an audit committee, a compensation committee and a corporate governance and nominating committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

        Upon completion of this offering, our audit committee will consist of                                    ,                                     and                                     , with                         serving as chair of the audit committee. Our audit committee will have responsibility for, among other things:

  •
  selecting and hiring our independent registered public accounting firm, and approving the audit and non-audit services to be performed by our independent registered public accounting firm;

  •
  evaluating the qualifications, performance and independence of our independent registered public accounting firm;

  •
  monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

  •
  reviewing the adequacy and effectiveness of our internal control policies and procedures;

  •
  discussing the scope and results of the audit with the independent registered public accounting firm and reviewing with management and the independent registered public accounting firm our interim and year-end operating results; and

  •
  preparing the audit committee report required by the SEC to be included in our annual proxy statement.

        Rule 10A-3 promulgated by the SEC under the Exchange Act and applicable            rules require our audit committee to be composed entirely of independent directors upon the effective date of our registration statement. Our board of directors has affirmatively determined that each of the members of our audit committee will meet the definition of "independent directors" under the rules of            and for purposes of serving on an audit committee under applicable SEC rules. Our board of directors also has determined that                              qualifies as an "audit committee financial expert" as defined by the SEC.

        Our board of directors will adopt a written charter for our audit committee, which will be available on our corporate website upon completion of this offering.

Compensation Committee

        Upon completion of this offering, our compensation committee will consist of                    ,                     and                    , with                     serving as chair of the compensation committee. The compensation committee will be responsible for, among other things:

  •
  reviewing and approving compensation of our executive officers including annual base salary, annual incentive bonuses, specific goals, equity compensation, employment agreements, severance and change in control arrangements, and any other benefits, compensation or arrangements;

  •
  reviewing succession planning for our executive officers;

  •
  reviewing and recommending compensation goals, bonus and stock compensation criteria for our employees;

  •
  determining the compensation of our directors;

  •
  reviewing and discussing annually with management our executive compensation disclosure required by SEC rules;

  •
  preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

  •
  administrating, reviewing and making recommendations with respect to our equity compensation plans.

        Our board of directors has evaluated the independence of the members of our compensation committee and has determined that each of the members of our compensation committee is "independent" under            standards. The members of the compensation committee also qualify as "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act and "outside directors" within the meaning of Section 162(m) of the Code.

        Our board of directors will adopt a written charter for our compensation committee, which will be available on our corporate website upon completion of this offering.

Corporate Governance and Nominating Committee

        Upon completion of this offering, our corporate governance and nominating committee will consist of                ,                 and                , with                serving as chair of the corporate governance and nominating committee. The corporate governance and nominating committee will be responsible for, among other things:

  •
  assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of shareholders to the board of directors;

  •
  reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

  •
  overseeing the evaluation of our board of directors and management; and

  •
  recommending members for each board committee of our board of directors.

        Our board of directors has evaluated the independence of the members of our corporate governance and nominating committee and has determined that each of the members of our corporate governance and nominating committee is "independent" under                standards.

        Our board of directors will adopt a written charter for our corporate governance and nominating committee, which will be available on our corporate website upon completion of this offering.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. During the year ended December 31, 2013, we had a compensation committee, on which Messrs. Stephen Eisenstein, Cas A. Schneller, Alan M. Silberstein and William Spiegel served as members, and none of them was or had ever been an officer or employee of us.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

        Our board of directors will adopt corporate governance guidelines, which will set forth a flexible framework within which our board of directors, assisted by board committees, will direct the affairs of the Company. The guidelines will address, among other things, the composition and functions of our board of directors, director independence, compensation of directors, management succession and review, board committees and selection of new directors.

        We will adopt a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code and the corporate governance guidelines will be available on our corporate website upon completion of this offering. We expect that any amendments to such code and guidelines, or any waivers of their requirements, will be disclosed on our corporate website.

EXECUTIVE COMPENSATION AND OTHER MATTERS

        We are providing compensation disclosure that satisfies the requirements applicable to emerging growth companies, as defined in the JOBS Act. The table below sets forth the annual compensation earned during the year ended December 31, 2013 by our chief executive officer, chief financial officer and our next most highly compensated executive officer, or our named executive officers.

2013 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(1)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Manuel J. Mehos, Chief Executive Officer & Chairman of the Board	2013	300,000	—	—	—	219,000	—	20,515	(2)	539,515
Geoffrey D. Greenwade, President	2013	330,000	—	—	—	240,900	—	36,136	(3)	607,036
John P. Durie, Executive Vice President & Chief Financial Officer	2013	290,000	—	—	—	211,700	—	27,724	(4)	529,424

(1)
Amounts were earned pursuant to the 2013 Executive Incentive Program, as described in greater detail below in "—Executive Incentive Program."

(2)
Represents $792 of life insurance premiums; $15,300 of 401(k) company contributions; and $4,423 of club membership fees.

(3)
Represents $424 of life insurance premiums; $15,300 of 401(k) company contributions; $6,012 of club membership fees; and a $14,400 auto allowance.

(4)
Represents $424 of life insurance premiums; $15,300 of 401(k) company contributions; and a $12,000 auto allowance.

Executive Incentive Program

        Each of our named executive officers participated in the 2013 Executive Incentive Program (the "2013 EIP") for the year ended December 31, 2013. The 2013 EIP provided for the payment of bonuses based on the achievement of certain measurable targets relating to profitability and franchise value. The "profitability" component was comprised of metrics relating to net income, non-interest expense to average assets ratio and total non-interest income. The "franchise value" component was comprised of metrics relating to deposit growth, loan growth, core deposits to total deposits and classified assets to total loans and other real estate. The 2013 EIP established a threshold, budget and stretch objective for each measureable target and the terms of the plan provided that 30% of each component award would be earned when the performance threshold is met, 80% of the component award would be earned when the budgeted objective is achieved, and 120% of the component award would be earned when the stretch objective is achieved. The 2013 EIP provided that any performance results between the performance threshold and the stretch objective will be interpolated on a linear basis and assigned a payout level in 10% increments. The budgeted amounts for the year ended December 31, 2013 for each of Messrs. Mehos, Greenwade and Durie were $285,000, $327,180 and $286,904, respectively.

 2013 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

        The following table sets forth information relating to the unexercised options held by the named executive officers as of December 31, 2013. None of the named executive officers held outstanding stock awards as of December 31, 2013.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date
Manuel J. Mehos	150,000		—		—		10.00	6/21/2016
	85,482		28,494	(1)	448,011	(3)	8.17	6/30/2020
Geoffrey D. Greenwade	60,000		—		—		10.00	4/14/2018
	12,500		—		—		10.00	12/5/2018
	11,250		3,750	(2)	—		8.25	2/1/2020
	54,274		27,137	(1)	320,008	(3)	8.17	6/30/2020
John P. Durie	9,166	(4)	—		—		8.25	3/1/2014
	18,332		—		—		7.86	12/21/2015
	18,332		—		—		9.71	12/29/2016
	5,000		—		—		10.00	12/5/2018
	7,500		2,500	(2)	—		8.25	2/1/2020
	43,420		21,709	(1)	256,006	(3)	8.17	6/30/2020

(1)
Such options vest on June 30, 2014, subject to the named executive officer's continued employment through such date.

(2)
Such options vested on February 1, 2014.

(3)
76% of such options are "performance options" and 24% of such options are "super performance options," and such options will vest, if at all, upon satisfaction of the performance criteria described below in "—Option Agreements."

(4)
Such options were exercised on February 20, 2014.

        As of December 31, 2013, each of our named executive officers held outstanding options under the 2010 Stock Option Plan (the "2010 Option Plan") and certain other option plans adopted prior to the 2010 Option Plan (the "Prior Option Plans"). The Prior Option Plans are frozen to new grants and all of the outstanding options held by named executive officers under the Prior Option Plans were vested as of December 31, 2013.

2010 Stock Option Plan

        In 2010, we adopted the 2010 Option Plan to advance the interests of us and our affiliates by providing for the grant of non-qualified stock options to purchase shares of our common stock. The maximum number of shares of our common stock that may be issued pursuant to options under the 2010 Option Plan is 2,239,906. As of the date of this prospectus, we have granted options to purchase 2,108,007 shares of our common stock under the 2010 Option Plan. We have granted options under the 2010 Option Plan to our named executive officers, as described in greater detail below in "—Option Agreements." After this offering, no further options will be granted under the 2010 Option Plan. A summary of the material terms of the 2010 Option Plan are described below.

        Plan Administration.    The 2010 Option Plan is administered by the board of directors or a committee of the board (the "Committee").

        Eligibility.    The plan permits the grant of stock options to key employees or directors of us or our affiliates who are selected by the board of directors or, if expressly permitted by the board of directors, the Committee.

        Stock Option Provisions.    The terms of each stock option grant (including terms relating to vesting) are generally determined by the Committee (subject to the limitations in the 2010 Option Plan) and are set forth in an option award agreement; provided that each stock option will expire no later than the 10th anniversary of the date of grant.

        Transfer Restrictions.    The stock options are generally non-transferrable (other than by will or by the laws of descent and distribution).

        Termination of Employment.    Unless the Committee provides otherwise in an award agreement, upon a termination of a participant's employment, such participant's stock options will generally cease to be exercisable and will terminate, except that (i) upon a termination of employment other than for "cause," death or "disability" (each as defined in the 2010 Option Plan), the participant will have 90 days post-termination to exercise any options which were vested as of the date of termination and (ii) upon a termination of employment for death or disability, the participant will have 12 months post-termination to exercise any stock options which were vested as of the date of termination.

        Change in Control.    Unless the Committee provides otherwise in an award agreement, upon a "change in control" (as defined in the 2010 Option Plan) in which there is an acquiring or surviving entity, the Committee may generally provide for the continuation, assumption or substitution of all or some of the outstanding stock options. In the event of a change in control in which there is no assumption, continuation or substitution of some or all outstanding stock options, the Committee will either preserve the intrinsic value of the stock options, accelerate time-based stock options, accelerate delivery of shares of common stock issuable under such stock options or cancel any stock options in exchange for a cash payment equal to the excess, if any, of the fair market value of our shares of common stock over the exercise price of such stock options.

        Adjustments.    The 2010 Option Plan generally provides that the Committee may take appropriate actions to adjust the stock options in the event of certain corporate transactions and corporate events in order to prevent the enlargement or dilution of benefits under the option grants.

        Amendment and Termination.    The Committee may, in its discretion, amend or alter the terms of the 2010 Option Plan or any outstanding award under the 2010 Option Plan at any time; provided that, in general, no changes may be made which would adversely affect a participant's rights under an option grant or under the 2010 Option Plan.

Option Agreements

        We entered into option agreements under our 2010 Option Plan with each of our named executive officers on June 30, 2010. The option agreements provide for the grant of time-based options, performance-based options and "super performance options," each as described in greater detail below.

        The time-based options generally vest on each of the second, third and fourth anniversaries of the date of grant.

        The performance-based options will generally vest upon a sale of the Company or a "calculation event" (generally defined as a qualifying initial public offering or any period in which the shares of our common stock are publicly traded on a national securities exchange or automated quotation system and have a minimum public float of at least $75 million for any consecutive 90 day trading period) that occurs prior to a sale of the Company as follows: (i) one-third of the performance options will vest if the "investor return" (as defined in the option agreements) of the Sponsor Funds exceeds 1.75x as of the date of any such sale of the Company or calculation event (each, a "liquidity event"), (ii) one-third of the performance options will vest if the investor return of the Sponsor Funds exceeds 2.00x as of the date of such liquidity event, and (iii) the remaining one-third of the performance options will vest if the investor return of the Sponsor Funds exceeds 2.50x as of the date of such liquidity event; provided that to the extent the applicable liquidity event occurs after June 30, 2015, the performance options will only vest if one of the following additional performance hurdles are also satisfied: either (x) our return on average equity from and after June 30, 2010 until the date of the applicable liquidity event exceeds 11% (compounded annually), or (y) the internal rate of return of the Sponsor Funds from and after June 30, 2010 with respect to their investment in our shares as of the date of the applicable liquidity event exceeds 15%.

        The super performance options will vest in full upon a liquidity event in which the "investor return" of the Sponsor Funds exceeds 3.25x.

        The option agreements also provide that upon a termination of the named executive officer's employment without "cause" or for "good reason" (each as defined in the named executive officer's employment agreement) following a "change in control" (as defined in the 2010 Option Plan), the time-based options will become fully vested and exercisable.

Employment Agreements

        Each of our named executive officers has entered into an employment agreement which provides that the named executive officer will be paid an annual base salary, which will be reviewed annually and may be increased from time to time in the sole discretion of the board of directors of us.

        The employment agreements for each of Messrs. Durie and Greenwade provide that, upon an involuntary termination of the named executive officer's employment without "cause," for "good reason" (each as defined in the named executive officer's employment agreement), or due to our material breach of the employment agreement, as of December 31, 2013, subject to the named executive officer's execution and non-revocation of a general release of claims in favor of us, the executive officer will be entitled to base salary continuation for 21 months (with such severance period to increase based on the passage of time, with a maximum severance period of 24 months being achieved on June 30, 2014). Notwithstanding the above, the employment agreements also provide that upon any such involuntary termination of the executive officer's employment following the earlier to occur of (i) vesting of 2/3 of the performance options or (ii) a sale of the Company, the salary continuation period will not exceed 12 months. As of December 31, 2013, neither of these conditions had occurred. The employment agreements also contain post-termination non-solicitation covenants for the greater of (x) 12 months post-termination and (y) the salary continuation severance period.

        The employment agreement for Mr. Mehos provides that upon a termination of Mr. Mehos' employment without "cause" or for "good reason" (each as defined in Mr. Mehos' employment agreement) and subject to Mr. Mehos' execution and non-revocation of a general release of claims in favor of us, Mr. Mehos will be entitled to 12 months of base salary continuation. The employment agreement for Mr. Mehos also contains a 12-month post-termination non-solicitation covenant.

2014 Omnibus Incentive Plan

        Prior to the completion of this offering, we intend to adopt an omnibus incentive plan (the "2014 Omnibus Plan") that will replace the existing 2010 Option Plan. The purpose of the 2014 Omnibus Plan will be to align the long-term financial interests of our employees, directors, consultants and other service providers with those of our shareholders, to attract and retain those employees, directors, consultants and other service providers by providing compensation opportunities that are competitive with other companies and to provide incentives to those individuals who contribute significantly to our long-term performance and growth. To accomplish these goals, the 2014 Omnibus Plan may permit the issuance of stock options, share appreciation rights, restricted shares, restricted share units, deferred shares, unrestricted shares and cash-based awards. The form and amount of awards to be granted under the 2014 Omnibus Plan and the number of shares to be reserved for awards to be made under the 2014 Omnibus Plan are still under evaluation.

2013 DIRECTOR COMPENSATION

        The following table sets forth the compensation paid to each non-employee director who served on our board of directors in 2013. Messrs. Spiegel, Schneller and Eisenstein did not receive any compensation for their services as directors in fiscal year 2013. We also reimburse all non-employee directors for their reasonable out-of-pocket travel expenses incurred in attending meetings of our board of directors or any committees of the board of directors.

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	Total ($)
Steven D. Lerner	50,000	—	50,000
Stefanie L. Shelley	40,000	—	40,000
Alan M. Silberstein	50,000	—	50,000
Robert B.B. Smith	40,000	—	40,000
William Spiegel, Cas A. Schneller, Stephen Eisenstein	—	—	—

(1)
Each of Messrs. Lerner, Silberstein and Smith and Ms. Shelley received an annual retainer of $40,000 in respect of service during the year ended December 31, 2013. Messrs. Lerner and Silberstein each received an additional annual fee of $10,000 as compensation for service as chairman of the Audit and Compensation Committees, respectively.

(2)
No options were granted to directors during the year ended December 31, 2013; however, as of December 31, 2013, Mr. Lerner held options to acquire 52,915 shares of our common stock, of which 25,437 were unvested, and each of Ms. Shelley and Messrs. Silberstein and Smith held options to acquire 30,000 shares of our common stock, of which 25,437 were unvested.

PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock as of March 31, 2014, subject to certain assumptions set forth in the footnotes and as adjusted to reflect the sale of the shares of our common stock offered in this offering for:

  •
  each shareholder, or group of affiliated shareholders, who we know beneficially owns more than 5% of the outstanding shares of our common stock, including the selling shareholders;

  •
  each of our current directors;

  •
  each of our named executive officers; and

  •
  all of our executive officers and directors as a group.

        Beneficial ownership is determined in accordance with rules of the SEC and generally includes any shares over which a person exercises sole or shared voting and/or investment power. Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names.

        The number of shares to be sold in this offering and the number of shares and percentages of beneficial ownership after this offering set forth below are based on the number of shares of our common stock to be issued and outstanding immediately after the consummation of this offering, assuming no exercise of the underwriters' option to purchase additional shares.

        Unless otherwise indicated, the address of each of the individuals and entities named in the table below under "Executive Officers and Directors" is c/o Green Bancorp, Inc., 4000 Greenbriar, Houston, Texas 77098.

	Shares Beneficially Owned Prior to this Offering			Shares Beneficially Owned After Giving Effect to this Offering
Name			Shares to be Sold in this Offering
	Number	Percentage		Number	Percentage
Executive Officers and Directors:
Manuel J. Mehos(1)	535,482	2.6%
Geoffrey D. Greenwade(2)	141,874	*
John P. Durie(3)	104,828	*
Stephen Eisenstein(4)	5,005,894	24.1%
Steven D. Lerner(5)	582,723	2.8%
Cas A. Schneller(6)	123	*
Stefanie L. Shelley(7)	4,686	*
Alan M. Silberstein(8)	16,810	*
Robert B.B. Smith(9)	4,685	*
William Spiegel	—	—
All Executive Officers and Directors as a group (10 persons)	6,397,105	30.0%
5% Shareholders:
Investment funds affiliated with Friedman Fleischer & Lowe, LLC(10)	5,005,894	24.1%
Investment funds affiliated with Harvest Partners, LP(4)	5,005,894	24.1%
Investment funds affiliated with Pine Brook Road Partners, LLC(11)	5,005,894	24.1%

*
Amount represents less than 1% of outstanding common stock.

(1)
Includes stock options to purchase 235,482 shares.

(2)
Includes stock options to purchase 141,774 shares.

(3)
Includes stock options to purchase 95,084 shares.

(4)
Consists of 4,959,769 shares of common stock held by Harvest Partners V, L.P. ("HP V") and 46,125 shares of common stock held by Harvest Strategic Associates V, L.P. ("HSA V") (collectively, the "Harvest Funds"). Harvest Associates V, L.P. is the general partner of HP V. Harvest Associates V, L.L.C. is the general partner of Harvest Associates V, L.P. and HSA V. Harvest Partners, LP provides management services for HP V and HSA V. ISTM Associates, L.L.C. ("ISTM") is the managing member of Harvest Associates V, L.L.C. and the general partner of Harvest Partners, LP. ISTM has four members who may be deemed to share beneficial ownership of the shares of our common stock owned by HP V and HSA V. The four members are Stephen Eisenstein, who is a member of our board of directors and a Senior Managing Director of Harvest Partners, LP, Ira Kleinman, Thomas Arenz and Michael DeFlorio. Each of Messrs. Eisenstein, Kleinman, Arenz and DeFlorio disclaims beneficial ownership of the shares of common stock owned by HP V and HSA V. The address of each of the entities and persons identified in this note is c/o Harvest Partners, LP, 280 Park Avenue, 25th Floor, New York, NY, 10017.

(5)
Represents 40,887 shares personally owned by Mr. Lerner (including stock options to purchase 27,478 shares) and 541,836 shares controlled by Mr. Lerner in connection with a voting agreement among 61 shareholders created in connection with our acquisition of Redstone Bank in 2006. We expect the voting agreement to be terminated prior to the completion of this offering. Shares owned by Messrs. Smith, Silberstein and Durie and subject to the voting agreement are reported in this table by the record owner.

(6)
Consists of director qualifying shares related to Mr. Schneller's service as a director of the Bank.

(7)
Includes stock options to purchase 4,563 shares.

(8)
Includes stock options to purchase 4,563 shares.

(9)
Includes stock options to purchase 4,563 shares.

(10)
Consists of 2,938,822 shares of common stock held by Friedman Fleischer & Lowe Capital Partners III, L.P., 1,947,510 shares of common stock held by Friedman Fleischer & Lowe Parallel Fund III, L.P., 62,255 shares of common stock held by FFL Individual Partners III, L.P. and 57,307 shares of common stock held by FFL Executive Partners III, L.P. (collectively, the "FFL Funds"). The FFL Funds are controlled by Friedman Fleischer & Lowe GP III, L.P., their general partner, which is controlled by Friedman Fleischer & Lowe GP III, LLC, its general partner. Friedman Fleischer & Lowe GP III, LLC is controlled by Tully M. Friedman, Spencer C. Fleischer and Christopher A. Masto, its three managing members. Accordingly, Friedman Fleischer & Lower GP III, L.P., Friedman Fleischer & Lower GP III, LLC and Messrs. Friedman, Fleischer and Masto (the "FFL Related Parties") may be deemed to beneficially own the shares owned by the FFL Funds. Each FFL Related Party expressly disclaims beneficial ownership of the shares shown as beneficially owned by the FFL Funds in which such FFL Related Party does not have a pecuniary interest. Investment, disposition and voting decisions with respect to shares held by each of the FFL Funds are made by an investment committee of certain limited partners of Friedman Fleischer & Lowe GP III, L.P., currently consisting of eight individuals (the "Investment Committee"). All members of the Investment Committee expressly disclaim beneficial ownership of the shares shown as beneficially owned by the FFL Funds in which such members do not have a pecuniary interest. The address of each of the entities and persons identified in this note is c/o Friedman Fleischer & Lowe, LLC, One Maritime Plaza, Ste. 2200, San Francisco, CA 94111.

(11)
Consists of 4,016,352 shares of common stock held by Pine Brook Capital Partners, L.P., 709,046 shares of common stock held by Pine Brook Capital Partners (SSP), L.P., and 280,496 shares of common stock held by Green PB-4, LLC (collectively, the "Pine Brook Funds"). Pine Brook Capital Partners (Cayman), L.P. is the sole member of Green PB-4 LLC. Pine Brook Road Associates, L.P. is the general partner of Pine Brook Capital Partners, L.P., Pine Brook Capital Partners (SSP), L.P. and Pine Brook Capital Partners (Cayman), L.P. PBRA, LLC controls Pine Brook Road Associates, L.P. in its capacity as General Partner. Howard Newman is the sole member of PBRA LLC, and has investment and voting control over the shares held or controlled by the Pine Brook Funds. The address of each of the entities identified in this note is c/o Pine Brook Road Partners, LLC, 60 East 42nd street, 50th Floor, New York, NY 10165.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

General

        Some of our officers, directors and principal shareholders and their affiliates are customers of us. Such officers, directors and principal shareholders and their affiliates have had transactions in the ordinary course of business with us, including borrowings, all of which were effected on substantially the same terms and conditions, including interest rate and collateral, as those prevailing from time to time for comparable transactions with persons unaffiliated with us, and did not involve more than the normal risk of collectability or other unfavorable features. We expect to continue to have such transactions on similar terms and conditions with such officers, directors and shareholders and their affiliates in the future.

        In addition to the above-described relationships and the director and executive officer compensation arrangements discussed above under "Executive Compensation and Other Matters," the following is a description of transactions since January 1, 2010, including currently proposed transactions to which we have been or are to be a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors (including nominees), executive officers or beneficial holders of more than 5% of our capital stock, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest. We believe the terms and conditions set forth in such agreements are reasonable and customary for transactions of this type.

Registration Rights Agreement

        On June 30, 2010, in connection with their initial investment in us, we entered into a registration rights agreement with the Sponsor Funds. Under the terms of this agreement, the Sponsor Funds or their transferees are entitled to certain rights with respect to the registration of the shares owned by them, which we refer to as the Registrable Securities, under the Securities Act.

        Pursuant to the registration rights agreement the Sponsor Funds, as holders of Registrable Securities, each have the right to demand on three occasions that we use our commercially reasonable best efforts to register their Registrable Securities and maintain the effectiveness of the corresponding registration statement for at least 180 days. Once in any given 12-month period, we may postpone the filing of such a registration statement for up to 90 days if our board of directors believes, in good faith, that the registration would require the premature disclosure of non-public information and that such disclosure would not be in our best interests. The Sponsor Fund that initially exercises its demand rights has the right to select a lead underwriter for the demand offering, subject to our approval, which may not be unreasonably withheld.

        If we register any of our common stock either for our own account or for the account of other security holders, including the registration of common stock pursuant to this offering, the Sponsor Funds are entitled to notice of such registration and are entitled to certain "piggyback" registration rights allowing them to include their Registrable Securities in such registration, subject to certain marketing and other limitations. In addition, all expenses of such registrations, other than underwriting discounts and commissions incurred by any Sponsor Fund exercising its registration rights in connection with registrations, filings or qualifications, must be paid by us.

Shareholders Agreement

        On June 30, 2010, we entered into a Shareholders Agreement with each of the Sponsor Funds and certain members of our management. This agreement provides for certain drag-along rights and minority consent rights as well as rights to nominate members of our board of directors. This agreement terminates by its terms upon consummation of an offering that results in aggregate gross proceeds of at least $100.0 million (net of any underwriting discount or other underwriting fees, commissions or expenses).

Director Nomination Agreement

        In connection with this offering, we will enter into a director nomination agreement with each of the Sponsor Funds that will provide for the rights of the Sponsor Funds to nominate individuals for election to our board of directors. The Sponsor Funds will have the right to nominate individuals for election to our board of directors at each meeting of shareholders where directors are to be elected and, subject to limited exceptions, we will include in the slate of nominees recommended to our shareholders for election as directors the number of individuals designated by the Sponsor Funds as follows:

  •
  so long as funds affiliated with Friedman Fleischer & Lowe, LLC collectively own more than the lesser of (A)                         shares (        % of the aggregate number of shares of common stock held by such funds as of June 30, 2010) or (B)         % of the shares of common stock and other securities of the Company entitled to vote together with the common stock as a single class on all matters with respect to which the common stock is entitled to vote, one individual nominated by Friedman Fleischer & Lowe, LLC;

  •
  so long as funds affiliated with Harvest Partners, LP collectively own more than the lesser of (A)                         shares (        % of the aggregate number of shares of common stock held by such funds as of June 30, 2010 or (B)         % of the shares of common stock and other securities of the Company entitled to vote together with the common stock as a single class on all matters with respect to which the common stock is entitled to vote, one individual nominated by Harvest Partners, LP; and

  •
  so long as funds affiliated with Pine Brook Road Partners, LLC collectively own more than the lesser of (A)                         shares (        % of the aggregate number of shares of common stock held by such funds as of June 30, 2010 or (B)         % of the shares of common stock and other securities of the Company entitled to vote together with the common stock as a single class on all matters with respect to which the common stock is entitled to vote, one individual nominated by Pine Brook Road Partners, LLC.

        In addition, each of the Sponsor Funds will have the right to appoint one non-voting observer to attend all meetings of our board of directors until such time as such Sponsor Fund ceases to own 5% of our outstanding common stock.

Private Placement of Common Stock

        On June 29, 2012, we issued an aggregate of approximately 2,777,778 shares of our common stock to the Sponsor Funds for aggregate consideration of $25.0 million in a private placement transaction. At the time of the transaction, each of the purchasers was a beneficial owner of more than 5% of our outstanding capital stock.

Review and Approval of Transactions with Related Persons

        Transactions by us with related parties are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by the Bank with its affiliates) and the Federal Reserve's Regulation O (which governs certain loans by the Bank to its executive officers, directors and principal shareholders). See "Regulation and Supervision—Limits on Transactions with Affiliates and Insiders." We have adopted policies to comply with these regulatory requirements and restrictions. In addition, each of the Sponsor Funds provided a set of passivity commitments to the Federal Reserve in connection with their initial investments in us. These passivity commitments include, among other things, limitations on the ability of the Sponsor Funds to conduct transactions with us or our affiliates. These passivity commitments also include the agreement of each of the Sponsor Funds not to, without the prior approval of the Federal Reserve, among other things, exercise or attempt to exercise a controlling influence over our management or policies, have or seek to have more than one representative serve on our board of directors or permit any representative to serve as the chairman of our board of directors or any committee thereof. Each of the Sponsor Funds has also agreed not to permit any representative to serve on our audit committee.

        In connection with this offering, we intend to supplement our related party transaction policy in order to comply with all applicable requirements of the SEC and the             concerning related party transactions. Related party transactions will be referred for approval or ratification to our audit committee. In determining whether to approve a related party transaction, our audit committee will consider, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the director's, executive officer's or related party's interest in the transaction, the direct or indirect nature of the director's, executive officer's or related party's interest in the transaction, the appearance of an improper conflict of interests for any director or executive officer of the Company taking into account the size of the transaction and the financial position of the director, executive officer or related party, whether the transaction would impair an outside director's independence, the acceptability of the transaction to our regulators and the potential violations of other Company policies. A copy of this policy and our audit committee charter will be available on our corporate website upon completion of this offering.

DESCRIPTION OF CAPITAL STOCK

General

        The following discussion summarizes some of the important rights of our shareholders upon completion of this offering. This discussion does not purport to be a complete description of these rights and may not contain all of the information regarding our common stock that is important to you. These rights can be determined in full only by reference to federal and state banking laws and regulations, the Texas Business Organizations Code and our certificate of formation and bylaws.

        We are incorporated in the State of Texas. The rights of our shareholders are generally covered by Texas law and our certificate of formation and bylaws (each as amended and restated and in effect as of the completion of this offering). The terms of our capital stock are therefore subject to Texas law, including the Texas Business Organizations Code, and the common and constitutional law of Texas. We intend to amend and restate our certificate of formation and bylaws prior to the consummation of this offering. The following discussion describes the terms of our amended and restated certificate of formation and bylaws. Our amended and restated certificate of formation and bylaws will be filed with the SEC as Exhibit 3.1 and Exhibit 3.2 to the registration statement on Form S-1 of which this prospectus is a part, and we encourage you to read those documents.

        Upon completion of this offering, our authorized capital stock will consist of                     shares of common stock, par value $0.01 per share, and                     shares of preferred stock, par value $0.01 per share. As of December 31, 2013, we had 20,771,087 shares of our common stock outstanding held by 159 shareholders of record, and no shares of our preferred stock were outstanding. All of our shares outstanding at that date were fully paid and non-assessable. Immediately following the completion of this offering, we will have                 shares of common stock outstanding, not including shares that may be issued to the underwriters upon their exercise of their option to purchase additional shares. There will be no shares of preferred stock outstanding immediately following this offering.

Our Common Stock

        Voting Rights.    Subject to any special voting rights that may be given to any series of preferred stock that we may issue in the future, holders of our common stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote at a meeting of shareholders. No shareholder has the right of cumulative voting with respect to the election of directors. Directors will be elected by a plurality of the votes cast.

        Dividend Rights.    Holders of our common stock are entitled to dividends when, as and if declared by our board of directors out of funds legally available therefor.

        Liquidation Rights.    On liquidation of the Company, the holders of the common stock are entitled to share pro rata in any distribution of the assets of the Company after the holders of shares of preferred stock or other senior securities have received the liquidation preference of their shares plus any declared but unpaid dividends, if any, and after all other indebtedness of the Company has been retired.

        Other.    Our common stock has no preemptive or conversion rights and is not entitled to the benefits of any redemption or sinking fund provision.

Preferred Stock

        Our certificate of formation will grant the board of directors the authority to issue up to                shares of preferred stock in series with such rights (including voting, dividends and conversion), preferences and designations as it deems necessary or advisable without any action by our shareholders. This is commonly referred to as "blank check" preferred stock, which is available to and utilized by many financial institutions to satisfy their continuing capital requirements. The preferred stock would have such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issuance of such stock adopted by our board of directors from time to time, including, but not limited to:

  •
  the distinctive designation of and the number of shares (up to the number of shares authorized) of any series of preferred stock;

  •
  the rate and time at which, and the terms and conditions upon which, dividends shall be paid and whether such dividends shall be cumulative or non-cumulative;

  •
  whether the shares will be convertible into or exchangeable for shares of any other class of stock or any series of any class of stock and the terms and conditions of the conversion or exchange;

  •
  whether the shares will be subject to redemption, the redemption price or prices and the time or times at which, and the terms and conditions upon which, the shares may be redeemed;

  •
  the rights, if any, of the holders of the shares upon the voluntary or involuntary liquidation of the Company;

  •
  the terms of the sinking fund or redemption or purchase account, if any, to be provided for the shares; and

  •
  the voting powers, full or limited, if any, of the holders of the shares, which may include the right to vote more or less than one vote per share and to elect one or more directors if there has been a default in the payment of dividends or upon other conditions as the board of directors may fix.

        All                shares of preferred stock would be available for issuance without further action by our shareholders, and we do not intend to seek shareholder approval prior to the issuance of any preferred stock, unless otherwise required by applicable laws, rules or regulations.

        We may issue shares of, or rights to purchase shares of, one or more series of our preferred stock that have been designated from time to time, the terms of which might:

  •
  adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock or other series of preferred stock;

  •
  discourage an unsolicited proposal to acquire us; or

  •
  facilitate a particular business combination involving us.

        Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over our then market price.

Registration Rights

        We have granted each of the Sponsor Funds registration rights pursuant to a registration rights agreement. For a further description of these rights, see "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Business Combinations under Texas Law

        A number of provisions of Texas law, our certificate of formation and bylaws could have an anti-takeover effect and make any potential acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent directors more difficult. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with our board of directors.

        We are subject to the provisions of Title 2, Chapter 21, Subchapter M of the Texas Business Organizations Code (the "Texas Business Combination Law"), which provides that a Texas corporation that qualifies as an "issuing public corporation" (as defined in the Texas Business Combination Law) may not engage in specified types of business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of that person, who is an "affiliated shareholder." For purposes of this law, an "affiliated shareholder" is, or was, during the prior three years, the beneficial owner of 20% or more of the corporation's voting shares. The prohibition on certain transactions with such affiliated shareholders extends for a three-year period from the date such shareholder first becomes an affiliated shareholder. The law's prohibitions do not apply if:

  •
  the business combination or the acquisition of shares by the affiliated shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder; or

  •
  the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder, at a meeting of shareholders called for that purpose, not less than six months after the affiliated shareholder became an affiliated shareholder.

        As we currently have more than 100 shareholders, we are considered an "issuing public corporation" for purposes of this law. The Texas Business Combination Law does not apply to the following:

  •
  the business combination of an issuing public corporation: where the corporation's original certificate of formation or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law; or that adopts an amendment to its certificate of formation or bylaws, by the affirmative vote of the holders, other than affiliated shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law and so long as the amendment does not take effect for 18 months following the date of the vote and does not apply to a business combination with an affiliated shareholder who became affiliated on or before the effective date of the amendment;

  •
  a business combination of an issuing public corporation with an affiliated shareholder that became an affiliated shareholder inadvertently, if the affiliated shareholder divests itself, as soon as possible, of enough shares to no longer be an affiliated shareholder and would not at any time within the three-year period preceding the announcement of the business combination have been an affiliated shareholder but for the inadvertent acquisition;

  •
  a business combination with an affiliated shareholder who became an affiliated shareholder through a transfer of shares by will or intestacy and continuously was an affiliated shareholder until the announcement date of the business combination; and

  •
  a business combination of a corporation with its wholly owned Texas subsidiary if the subsidiary is not an affiliate or associate of the affiliated shareholder other than by reason of the affiliated shareholder's beneficial ownership of voting shares of the corporation.

        Neither our certificate of formation nor our bylaws contain any provision expressly providing that we will not be subject to the Texas Business Combination Law. As a result, the Texas Business Combination Law may prevent a non-negotiated merger or other business combination involving our Company, even if such a merger or combination would be beneficial to our shareholders.

Action by Consent

        Under Texas law, no action required or permitted to be taken at an annual or special meeting of shareholders may be taken by written consent in lieu of a meeting of shareholders without the unanimous written consent of all shareholders entitled to vote on the action unless the certificate of formation specifically allows action to be taken by a written consent of the shareholders holding the minimum number of shares necessary to take the action that is subject to that consent at a meeting of shareholders, even though such consent is not signed by all of the corporation's shareholders. At the time of this offering, we expect that our certificate of formation will prohibit shareholder action by less than unanimous written consent.

Certain Certificate of Formation and Bylaw Provisions Potentially Having an Anti-takeover Effect

        Certain provisions of our certificate of formation and bylaws may have an anti-takeover effect and thus discourage potential takeover attempts and make it more difficult for our shareholders to change management or receive a premium for their shares. These provisions may include:

  •
  authorization for our board of directors to issue shares of one or more series of preferred stock without shareholder approval;

  •
  the establishment of a classified board of directors, with directors of each class serving a three-year term;

  •
  a requirement that directors only be removed from office for cause and only upon a majority shareholder vote;

  •
  a provision that vacancies on our board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

  •
  a prohibition of shareholder action by less than unanimous written consent, requiring all actions to be taken at a meeting of the shareholders (other than an action by unanimous written consent);

  •
  the requirement that shareholders representing two-thirds of the outstanding shares of common stock approve all amendments to our certificate of formation or bylaws and approve mergers and similar transactions;

  •
  the requirement that any shareholders that wish to bring business before our annual meeting of shareholders or nominate candidates for election as directors at our annual meeting of shareholders must provide timely notice of their intent in writing;

  •
  the prohibition of cumulative voting in the election of directors; and

  •
  a limitation on the ability of shareholders to call special meetings to those shareholders or groups of shareholders owning at least 20% of our outstanding shares of common stock.

        In addition to these provisions, banking laws impose notice, approval and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect "control" of an FDIC-insured depository institution. These laws include the BHC Act, the Change in Bank Control Act and the Savings and Loan Holding Company Act. These laws could delay or prevent an acquisition. See "Regulation and Supervision—Notice and Approval Requirements Related to Control."

Limitation on Liability and Indemnification of Directors and Officers

        At the time of this offering our certificate of formation will provide that our directors and officers will be indemnified by us to the fullest extent permitted by the Texas Business Organizations Code and applicable federal law and regulation, against all expenses incurred in connection with their service for or on our behalf. In addition, our certificate of formation will provide that our directors and officers will not be personally liable for monetary damages to us to the fullest extent permitted by the Texas Business Organizations Code.

        We have entered into indemnification agreements with our officers and directors pursuant to which they are indemnified as described above and will be advanced costs and expenses subject to the condition that an indemnitee shall reimburse the indemnitor for all the amounts paid if a final judicial determination is made that the indemnittee is not entitled to be so indemnified under applicable law and regulation.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is                , at                .

Listing

        We intend to apply to list our common stock on the                under the symbol "GNBC."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock, and no predictions can be made about the effect, if any, that market sales of shares of our common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, the actual sale of, or the perceived potential for the sale of, our common stock in the public market may have a material adverse effect on the market price for our common stock and could impair our ability to raise capital through future sales of our securities.

Sale of Restricted Shares

        Upon completion of this offering, we will have an aggregate of                shares of our common stock outstanding. Of these shares, the                shares of our common stock to be sold in this offering (or                shares of our common stock if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be subsequently acquired by any of our affiliates as that term is defined in Rule 144 under the Securities Act. The remaining                 shares of our common stock outstanding (or                shares of our common stock if the underwriters exercise their option to purchase additional shares in full) will be restricted securities, as that term is defined in Rule 144, and such shares and any unrestricted shares acquired by any of our affiliates may in the future be sold without restriction under the Securities Act to the extent permitted by Rule 144 or any applicable exemption under the Securities Act.

Registration Rights

        We have granted each of the Sponsor Funds registration rights with respect to up to                shares of our common stock pursuant to a registration rights agreement. For a further description of these rights, see "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Omnibus Incentive Plan

        Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act with the SEC to register                shares of our common stock issued or reserved for issuance under our Prior Option Plans, 2010 Option Plan and 2014 Omnibus Plan. Subject to the expiration of any lock-up restrictions as described below and following the completion of any vesting periods, shares of our common stock issuable upon the exercise of options granted or to be granted under our plan will be freely tradable without restriction under the Securities Act, unless such shares are held by any of our affiliates.

Lock-up Agreements

        Except for the sale of shares of our common stock pursuant to this offering, our executive officers, directors, selling shareholders and certain other current shareholders have agreed not to sell any shares of our common stock for a period of at least 180 days from the date of this prospectus, subject to certain exceptions. See "Underwriting."

Rule 144

        In general, under Rule 144 under the Securities Act as currently in effect, beginning 90 days after the date of this offering, a person who is not one of our affiliates who has beneficially owned shares of our common stock for at least six months may sell shares without restriction, provided the current public information requirements of Rule 144 continue to be satisfied. In addition, any person who is not one of our affiliates at any time during the three months immediately preceding a proposed sale, and who has beneficially owned shares of our common stock for at least one year, would be entitled to sell an unlimited number of shares without restriction. Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately                shares immediately after this offering; and

  •
  the average weekly trading volume of our common stock on the                during the four calendar weeks immediately preceding the filing of a notice on Form 144 with respect to the sale.

        Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 701

        In general, under Rule 701 of the Securities Act, most of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period or certain other restrictions contained in Rule 144.

Stock Options

        As of December 31, 2013, time-based options to purchase a total of 1,099,264 shares of common stock pursuant to our stock option plans were outstanding, of which options to purchase 910,793 shares were exercisable, and performance-based options to purchase a total of 1,670,525 shares of common stock were outstanding, none of which were exercisable. The registration statement on Form S-8 referenced above is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements. See the section titled "Executive Compensation and Other Matters" for a description of our stock option plans.

 U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

        The following is a general discussion of the U.S. federal income tax consequences of the ownership and disposition of our common stock by a non-U.S. holder (as defined below) that purchases our common stock pursuant to this offering and holds such common stock as a capital asset (generally, property held for investment). This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury regulations promulgated thereunder, judicial decisions, and rulings and pronouncements of the U.S. Internal Revenue Service, or the IRS, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or subject to different interpretation. This discussion does not address all the tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income tax laws (such as financial institutions, insurance companies, tax-exempt organizations, controlled foreign corporations, passive foreign investment companies, retirement plans, partnerships and their partners, dealers in securities, brokers, U.S. expatriates, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, or persons who have acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). In addition, this discussion does not address any other U.S. federal tax consequences (e.g., the Medicare contribution tax or estate or gift tax) or any aspects of state, local, or foreign tax laws. Prospective investors should consult their tax advisors regarding the U.S. federal tax consequences of owning and disposing of our common stock, as well as the applicability and effect of any state, local or foreign tax laws.

        If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partnership that holds our common stock and any partner who owns an interest in such a partnership should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in our common stock.

        As used in this discussion, the term "non-U.S. holder" refers to a beneficial owner of our common stock that for U.S. federal income tax purposes is neither a partnership (including any entity or arrangement treated as a partnership for such purposes) nor:

  (i)
  an individual who is a citizen or resident of the United States;

  (ii)
  a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

  (iii)
  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

  (iv)
  a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (b) that has in effect a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Dividends

        In the event that we make a distribution of cash or other property (other than certain distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits will generally be treated first as a tax-free return of capital, on a share-by-share basis, to the extent of the non-U.S. holder's tax basis in our common stock (and will reduce the non-U.S. holder's basis in such common stock), and, to the extent such portion exceeds the non-U.S. holder's tax basis in our common stock, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under "Sale, Exchange or Other Taxable Disposition."

        The gross amount of dividends paid to a non-U.S. holder with respect to our common stock generally will be subject to U.S. federal withholding tax at a rate of 30%, unless (i) an applicable income tax treaty reduces or eliminates such tax, and the non-U.S. holder certifies that it is eligible for the benefits of such treaty in the manner described below, or (ii) the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) and the non-U.S. holder provides the applicable withholding agent with a valid IRS Form W-8ECI (or other applicable form) properly certifying such exemption.

        Although not subject to U.S. withholding tax, a non-U.S. holder that receives dividends that are effectively connected with the non-U.S. holder's conduct of a U.S. trade or business will be subject to U.S. federal income tax with respect to such dividends on a net income basis at regular graduated U.S. federal income tax rates in the same manner as a United States person (as defined under the Code). Additionally, a non-U.S. holder that is a corporation may be subject to a branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

        A non-U.S. holder that wishes to claim the benefit of an applicable income tax treaty with respect to dividends on our common stock will be required to provide the applicable withholding agent with a valid IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder (i) is not a United States person (as defined under the Code) and (ii) is eligible for the benefits of such treaty, and the withholding agent must not have actual knowledge or reason to know that the certification is incorrect. This certification must be provided to the applicable withholding agent prior to the payment of dividends and may be required to be updated periodically. If our common stock is held through a non-U.S. intermediary, such intermediary will also be required to comply with additional certification requirements under applicable Treasury regulations.

        A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Taxable Disposition

        A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized upon the sale, exchange, or other taxable disposition of our common stock unless (i) such non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, or other taxable disposition and certain other conditions are satisfied, (ii) the gain is effectively connected with such non-U.S. holder's conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States), or (iii) we are or become a "U.S. real property holding corporation" (as defined in section 897(c) of the Code) at any time during the shorter of the five-year period ending on the date of disposition or the non-U.S. holder's holding period for our common stock and either (a) our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale, exchange or other taxable disposition occurs, or (b) the non-U.S. holder owns (actually or constructively) more than five percent of our common stock at some time during the shorter of the five-year period ending on the date of disposition or such holder's holding period for our common stock. Although there can be no assurances, we believe that we are not a U.S. real property holding corporation, and we do not expect to become a U.S. real property holding corporation.

        Gain described in clauses (ii) and (iii) of the immediately preceding paragraph will be subject to tax on a net income basis at regular graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder were a United States person (as defined under the Code). A non-U.S. holder that is a corporation may also be subject to a branch profits tax equal to 30% (or at such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. An individual non-U.S. holder described in clause (i) of the immediately preceding paragraph will be required to pay (subject to applicable income tax treaties) a flat 30% tax on the gain derived from the sale, which may be offset by certain United States source capital losses, even though the individual is not considered a resident of the United States.

Information Reporting and Backup Withholding

        Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of our common stock. Information reporting and backup withholding (at the then applicable rate) may also apply to payments made to a non-U.S. holder on or with respect to our common stock, unless the non-U.S. holder certifies as to its status as a non-U.S. person under penalties of perjury or otherwise establishes an exemption and certain other conditions are satisfied. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder's U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

        After June 30, 2014, withholding at a rate of 30% generally will be required on dividends in respect of, and, after December 31, 2016, gross proceeds from the sale or other disposition of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the U.S. Treasury Department to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale or other disposition of, our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions generally will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any "substantial United States owners" or (ii) provides certain information regarding the entity's "substantial United States owners." Prospective investors should consult their tax advisors regarding the possible implications of these rules on their investment in our common stock.

UNDERWRITING

        We and the selling shareholders are offering the shares of our common stock described in this prospectus in an underwritten offering in which we, the selling shareholders and Sandler O'Neill + Partners, L.P. and Jefferies LLC, as representatives of the underwriters for this offering, will enter into an underwriting agreement with respect to the common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, the underwriters named below have agreed, severally and not jointly, to purchase the respective number of shares of our common stock set forth opposite their respective names below:

Name	Number of Shares
Sandler O'Neill + Partners, L.P.
Jefferies LLC

Total

        The underwriting agreement provides that the underwriters' obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

  •
  the representations and warranties made by us and the selling stockholders are true and agreements have been performed;

  •
  there is no material adverse change in their determination in the financial markets or in our business; and

  •
  we deliver customary closing documents.

        Subject to these conditions, the underwriters are committed to purchase and pay for all of the shares of our common stock offered by this prospectus, if any such shares are purchased. However, the underwriters are not obligated to take or pay for the shares of our common stock covered by the underwriters' purchase option described below, unless and until that option is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of nondefaulting underwriters may be increased or this offering may be terminated.

Purchase Option

        We have granted the underwriters the option to purchase up to an additional        shares of our common stock from us and the selling shareholders have granted the underwriters the option to purchase up to an additional        shares of our common stock, in each case exercisable no later than 30 days after the date of the underwriting agreement, at the initial public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. We and the selling shareholders will be obligated to sell these shares of common stock to the underwriters to the extent the purchase option is exercised.

Discounts, Commissions and Expenses

        The underwriters propose to offer our common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at the initial public offering price less a concession not in excess of $      per share. After the public offering of our common stock, the underwriters may change the offering price, concessions and other selling terms. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.

        The following table shows the per share and total underwriting discounts and commissions that we and the selling stockholders will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters' purchase option.

	Per Share	No Exercise	Full Exercise
Initial public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us
The selling shareholders
Proceeds to us, before expenses
Proceeds to the selling shareholders, before expenses

        We estimate that the total expenses of this offering, including expenses of the selling shareholders but exclusive of the underwriting discounts and commissions, will be approximately $      , and are payable by us.

Offering Price Determination

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives, the selling shareholders and us. In determining the initial public offering price of our common stock, the representatives will consider:

  •
  the history and prospects for the industry in which we compete;

  •
  our financial information;

  •
  our earnings prospects;

  •
  our book value;

  •
  the prevailing securities markets at the time of this offering; and

  •
  the recent market prices of and the demand for publicly traded stock of comparable companies.

Indemnification

        We and the selling shareholders have agreed to indemnify the underwriters, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Lock-Up Agreements

        We, our directors and officers, the selling shareholders and certain other current shareholders have entered into lock-up agreements with the underwriters. Under these agreements, for a period of 180 days after the date of the underwriting agreement, we and each of these persons may not, without the prior written approval of the representatives, subject to limited exceptions,

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act, with respect to any of the foregoing; or

  •
  enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common stock,

    whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

Stabilization

        In connection with this offering, the underwriters may, but are not obligated to, engage in stabilizing transactions, overallotment transactions, syndicate covering transactions and penalty bids.

  •
  Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or mitigating a decline in the market price of the common stock while this offering is in progress.

  •
  Overallotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the purchase option. In a naked short position, the number of shares involved is greater than the number of shares in the purchase option. The underwriters may close out any short position by exercising their purchase option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the purchase option. If the underwriters sell more shares than could be covered by exercise of the purchase option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in this offering.

  •
  Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the                  , in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Electronic Distribution

        This prospectus may be made available in electronic format on websites or through other online services maintained by one or more of the underwriters, or by their affiliates.

        Other than this prospectus in electronic format, information on such websites and any information contained in any other website maintained by the underwriters or any of their affiliates is not part of this prospectus or registration statement of which the prospectus forms a part, has not been approved or endorsed by us or the underwriters in their capacities as underwriters and should not be relied on by investors.

Our Relationship with the Underwriters

        Certain of the underwriters and/or their affiliates have engaged, and may in the future engage, in investment banking transactions with us in the ordinary course of their business. They have received, and expect to receive, customary compensation and expense reimbursement for these investment banking transactions.

Relationship with Solebury Capital LLC

        Solebury Capital LLC ("Solebury"), a FINRA member, is acting as our financial advisor in connection with this offering. We expect to pay Solebury, upon the successful completion of this offering, a fee of $            for its services, and, in our discretion, may pay Solebury an additional incentive fee of up to $            . We have also agreed to reimburse Solebury for certain expenses incurred in connection with the engagement of up to $            . Solebury is not acting as an underwriter and will not sell or offer to sell any securities and will not identify, solicit or engage directly with potential investors. In addition, Solebury will not underwrite or purchase any of the offered securities or otherwise participate in any such undertaking.

 LEGAL MATTERS

        Certain legal matters, including the legality of the shares being offered herein, will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and the validity of the common stock offered hereby will be passed upon for the underwriters by Bracewell & Giuliani LLP, Houston, Texas. Bracewell & Giuliani LLP represents us from time to time in connection with various matters.

EXPERTS

        The consolidated financial statements included in this prospectus and included elsewhere in the registration statement have been audited by Deloitte and Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the common stock that includes important business and financial information about us that is not included in or delivered with this prospectus. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or other documents as exhibits to the registration statement, you should read the relevant exhibit for a more complete understanding of the document or the matter involved.

        You may read and copy the registration statement and the related exhibits, and the reports, proxy statements and other information we will file with the SEC, at the SEC's public reference room maintained by the SEC at Room 1580, 100 F Street N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site's Internet address is www.sec.gov. We also maintain a website at www.greenbank.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only. You should not rely on any such information in making your decision whether to purchase our securities.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Green Bancorp, Inc.:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Green Bancorp, Inc.
Houston, Texas

        We have audited the accompanying consolidated balance sheets of Green Bancorp, Inc. and subsidiary (the "Bank") as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Green Bancorp, Inc. and subsidiary as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Houston, Texas
March 31, 2014

GREEN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands, except share data)

	2013	2012
ASSETS
Cash and due from banks	$9,836	$16,224
Interest-bearing deposits in financial institutions	24,921	162,268

Cash and cash equivalents	34,757	178,492
Available-for-sale securities, at fair value	198,237	182,609
Held-to-maturity securities, at amortized cost (fair value of $56,588 and $60,473, respectively)	57,278	59,652
Federal Reserve Bank stock	5,140	5,129
Federal Home Loan Bank of Dallas stock	2,590	1,211
Loans held for investment	1,359,415	1,204,689
Allowance for loan losses	(16,361)	(14,151)

Loans, net	1,343,054	1,190,538
Premises and equipment, net	21,365	20,018
Goodwill	15,672	15,672
Core deposit intangibles, net of accumulated amortization	984	1,230
Accrued interest receivable	3,994	3,476
Deferred tax asset, net	8,853	7,183
Real estate acquired by foreclosure	6,690	5,961
Other assets	4,513	3,629

TOTAL	$1,703,127	$1,674,800

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
Deposits:
Noninterest-bearing demand	$282,227	$248,701
Interest-bearing demand	590,795	682,308
Certificates and other time deposits	574,350	530,442

Total deposits	1,447,372	1,461,451
Securities sold under agreements to repurchase	2,583	3,480
Other borrowed funds	46,858	15,037
Accrued interest payable	930	887
Other liabilities	6,166	5,734

Total liabilities	1,503,909	1,486,589

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value, 90,000,000 shares authorized and 20,771,087 and 20,748,172 shares issued and outstanding at December 31, 2013 and 2012, respectively	208	207
Capital surplus	179,219	178,695
Retained earnings	19,918	7,308
Accumulated other comprehensive (loss) income, net	(127)	2,001

Total shareholders' equity	199,218	188,211

TOTAL	$1,703,127	$1,674,800

See notes to consolidated financial statements.

GREEN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 and 2011

(In thousands)

	2013	2012	2011
INTEREST INCOME:
Loans, including fees	$64,404	$58,037	$39,561
Securities	3,371	2,977	2,408
Other investments	313	285	246
Federal funds sold	1	2	2
Deposits in financial institutions	370	280	482

Total interest income	68,459	61,581	42,699

INTEREST EXPENSE:
Demand and savings deposits	3,210	2,973	2,447
Certificates and other time deposits	7,789	6,381	4,949
Other borrowed funds	418	619	641

Total interest expense	11,417	9,973	8,037

NET INTEREST INCOME	57,042	51,608	34,662
PROVISION FOR LOAN LOSSES	2,373	8,060	8,391

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	54,669	43,548	26,271

NONINTEREST INCOME:
Customer service fees	1,826	1,699	1,048
Loan fees	1,270	930	543
Gain (loss) on sale of available-for-sale securities, net	(7)	950	95
Gain on sale of guaranteed portion of loans	1,229	—	95
Bargain purchase gain	—	578	—
Other	494	952	306

Total noninterest income	4,812	5,109	2,087

NONINTEREST EXPENSE:
Salaries and employee benefits	25,618	22,021	16,271
Occupancy	4,725	4,194	3,130
Professional and regulatory fees	3,224	3,506	2,493
Data processing	1,429	1,826	1,142
Software license and maintenance	965	750	413
Marketing	605	626	512
Loan related	813	584	888
Real estate acquired by foreclosure	(595)	107	69
Other	3,181	2,128	1,541

Total noninterest expense	39,965	35,742	26,459

INCOME BEFORE INCOME TAXES	19,516	12,915	1,899
PROVISION FOR INCOME TAXES	6,906	4,380	882

NET INCOME	$12,610	$8,535	$1,017

EARNINGS PER SHARE:
Basic	$0.61	$0.44	$0.06

Diluted	$0.60	$0.44	$0.06

See notes to consolidated financial statements.

GREEN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands)

	2013	2012	2011
NET INCOME	$12,610	$8,535	$1,017

OTHER COMPREHENSIVE INCOME, BEFORE TAX:
Change in unrealized (loss) gain on securities available-for-sale	(3,227)	1,810	2,309

Total other comprehensive income	(3,227)	1,810	2,309
DEFERRED TAX EXPENSE RELATED TO OTHER COMPREHENSIVE INCOME	(1,099)	615	785

OTHER COMPREHENSIVE INCOME, NET OF TAX	(2,128)	1,195	1,524

COMPREHENSIVE INCOME	$10,482	$9,730	$2,541

See notes to consolidated financial statements.

GREEN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands)

	Common Stock				Accumulated Other Comprehensive Income
			Capital Surplus	Retained Earnings (Deficit)
	Shares	Amount				Total
BALANCE—January 1, 2011	17,970	$180	$153,307	$(2,244)	$(718)	$150,525
Net income	—	—	—	1,017	—	1,017
Net change in unrealized gains and losses on available-for-sale securities, net of taxes of $785 and reclassification adjustment	—	—	—	—	1,524	1,524
Stock-based compensation expense	—	—	357	—	—	357

BALANCE—December 31, 2011	17,970	180	153,664	(1,227)	806	153,423
Net income	—	—	—	8,535	—	8,535
Net change in unrealized gains and losses on available-for-sale securities, net of taxes of $615 and reclassification adjustment	—	—	—	—	1,195	1,195
Issuance of common stock, net of issuance costs	2,778	27	24,707	—	—	24,734
Stock-based compensation expense	—	—	324	—	—	324

BALANCE—December 31, 2012	20,748	207	178,695	7,308	2,001	188,211
Net income	—	—	—	12,610	—	12,610
Net change in unrealized gains and losses on available-for-sale securities, net of taxes of $1,099 and reclassification adjustment	—	—	—	—	(2,128)	(2,128)
Issuance of common stock in connection with the exercise of stock options	23	1	189	—	—	190
Stock-based compensation expense	—	—	335	—	—	335

BALANCE—December 31, 2013	20,771	$208	$179,219	$19,918	$(127)	$199,218

See notes to consolidated financial statements.

GREEN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands)

	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$12,610	$8,535	$1,017
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Amortization and accretion of premiums and discounts on securities, net	2,165	3,249	1,750
Accretion of loan discounts, net	(456)	(344)	—
Amortization of deposit premiums	(535)	(1,120)	(938)
Amortization of core deposit intangibles	246	231	71
Provision for loan losses	2,373	8,060	8,391
Depreciation and amortization	1,352	1,247	909
Net loss (gain) on sale of available-for-sale securities	7	(950)	(95)
Net gain on sale of real estate acquired by foreclosure	(569)	(132)	(278)
Net gain on sale of guaranteed portion of loans	(1,229)	—	—
Write down of real estate acquired by foreclosure	—	22	—
Net gain on loans held-for-sale	—	—	(95)
Bargain purchase gain	—	(578)	—
Deferred income tax benefit	(540)	(687)	(582)
Stock-based compensation expense	335	324	357
Purchase of loans held-for-sale	—	—	(8,168)
Proceeds from sale of loans held-for-sale	—	—	6,357
Change in other assets and liabilities:
Decrease (increase) in accrued interest receivable and other assets, net	(1,433)	8	(1,031)
Increase in accrued interest payable and other liabilities, net	475	1,462	2,125
Other	—	—	76

Net cash provided by operating activities	14,801	19,327	9,866

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from the maturities or calls and paydowns of available-for-sale securities	49,050	55,414	34,593
Proceeds from the sale of available-for-sale securities	6,736	39,236	6,657
Purchases of available-for-sale securities	(76,612)	(75,942)	(131,553)
Proceeds from the maturities or calls and paydowns of held-to-maturity securities	11,161	9,835	3,694
Purchases of held-to-maturity securities	(8,988)	(20,710)	(37,951)
Proceeds from sale of guaranteed portion of loans	13,186	—	980
Proceeds from sale of real estate acquired by foreclosure	3,655	1,524	2,533
Net increase in Federal Home Loan Bank of Dallas stock	(1,379)	(50)	(3)
Net increase in Federal Reserve Bank stock	(11)	(815)	(60)
Net increase in loans held for investment	(170,205)	(293,561)	(334,538)
Investment in construction of premises and purchases of other fixed assets	(2,699)	(3,326)	(1,393)
Cash and cash equivalents acquired in purchase of Opportunity Bancshares, Inc.	—	11,463	—
Cash and cash equivalents acquired in purchase of Main Street branches	—	—	151,621
Premium paid for Main Street branches	—	—	(6,658)

Net cash used in investing activities	(176,106)	(276,932)	(312,078)

(Continued)

See notes to consolidated financial statements.

GREEN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands)

	2013	2012	2011
CASH FLOWS FROM FINANCING ACTIVITIES:
Net (decrease) increase in deposit accounts	(13,544)	260,885	288,602
Net (decrease) increase in securities sold under agreements to repurchase	(897)	(205)	1,305
Proceeds from other borrowed funds	75,307	22,157	171
Repayment of other borrowed funds	(43,486)	(22,664)	(659)
Proceeds from issuance of common stock due to exercise of stock options	190	—	—
Proceeds from issuance of common stock, net of issuance expenses	—	24,734	—

Net cash provided by financing activities	17,570	284,907	289,419

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$(143,735)	$27,302	$(12,793)
CASH AND CASH EQUIVALENTS:
Beginning of year	178,492	151,190	163,983

End of year	$34,757	$178,492	$151,190

SUPPLEMENTAL INFORMATION:
Interest paid	$11,374	$9,908	$7,806

Income taxes paid	$7,116	$4,650	$1,500

Noncash investing and financing activities—acquisition of real estate through foreclosure of collateral	$3,815	$3,643	$5,794

Transfer of loans to loans held-for-sale	$—	$—	$885

(Concluded)

See notes to consolidated financial statements.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

        Organization—Green Bancorp, Inc. ("Green Bancorp"), together with its subsidiary bank (the "Company"), is a Texas corporation that was incorporated on October 20, 2004. In 2006 Green Bancorp entered into an agreement and plan of merger with Redstone Bank, National Association ("Redstone Bank"), a national banking association located in Houston, Texas, for the purpose of acquiring all of the issued and outstanding stock of Redstone Bank. The acquisition was completed on December 31, 2006, and Green Bancorp became a bank holding company registered under the Bank Holding Company Act of 1956, as amended.

        Green Bank, N.A. (the "Bank") is a national banking association, which was chartered under the laws of the United States of America as a national bank on February 17, 1999, as Redstone Bank. On September 14, 2007, the name was changed to Green Bank, N.A. The Bank provides commercial and consumer banking services in the greater Houston, Dallas and Austin metropolitan areas.

        Summary of Significant Accounting and Reporting Policies—The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and the prevailing practices within the financial services industry. A summary of significant accounting policies follows:

        The Company has evaluated subsequent events through March 31, 2014, the date the consolidated financial statements were available to be issued.

        Basis of Presentation—The consolidated financial statements include the accounts of Green Bancorp and its subsidiary. Intercompany transactions have been eliminated in consolidation. Operations are managed and financial performance is evaluated on a company-wide basis. The Company operates its business as one segment providing banking services to a variety of customers.

        Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of real estate acquired through foreclosure, acquired loans and deposits, deferred tax assets, goodwill, and stock-based compensation.

        Cash and Cash Equivalents—Cash and cash equivalents include cash due from banks, federal funds sold and interest-bearing deposits in financial institutions with original maturities of three months or less. Federal funds sold are invested for a period of three days or less. Interest bearing deposits include demand balances at the Federal Reserve Bank and balances with other financial institutions with original maturities of three months or less. Balances at the Federal Reserve Bank include restricted amounts required to satisfy reserve requirements, which are provided in Note 3.

        Earnings Per Common Share—Basic earnings per common share are calculated using the two-class method. The two-class method provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of basic earnings per share.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

        Diluted earnings per common share is computed using the weighted-average number of shares determined for the basic earnings per common share computation plus the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock using the treasury stock method. Outstanding stock options issued by the Company represent the only dilutive effect reflected in diluted weighted average shares.

        The following table illustrates the computation of basic and diluted earnings per share:

	Year Ended December 31,
	2013		2012		2011
	Amount	Per Share Amount	Amount	Per Share Amount	Amount	Per Share Amount
	(Amounts in thousands, except per share amounts)
Net income	$12,610		$8,535		$1,017
Basic:
Weighted average shares outstanding	20,748	$0.61	19,382	$0.44	17,970	$0.06
Diluted:
Add incremental shares for:
Effect of dilutive securities—options	132		23		19

Total	20,880	$0.60	19,405	$0.44	17,989	$0.06

        Securities—Securities classified as held-to-maturity are carried at cost, adjusted for the amortization of premiums and the accretion of discounts. Management has the positive intent, and the Company has the ability, to hold these assets until their maturities. Under certain circumstances (including the deterioration of the issuer's creditworthiness or a change in tax law or statutory or regulatory requirements), these securities may be sold or transferred to another portfolio.

        Securities classified as available-for-sale are carried at fair value. Unrealized gains and losses are excluded from earnings and reported, net of tax, as accumulated comprehensive income or loss until realized. Declines in the fair value of individual securities below their cost that are determined to be other-than-temporary would result in writedowns, as a realized loss, of the individual securities to their fair value. In evaluating other-than-temporary impairment losses, management considers several factors, including the severity and the duration of time that the fair value has been less than cost, the credit quality of the issuer, and whether it is more likely than not that the Company will be required to sell the security before a recovery in value. Securities within the available-for-sale portfolio may be used as part of the Company's asset and liability management strategy and may be sold in response to changes in interest rate risk, prepayment risk or other factors.

        Premiums and discounts are amortized and accreted to operations using the level-yield method of accounting, adjusted for prepayments as applicable. The specific identification method of accounting is used to compute gains or losses on the sales of securities. Interest earned on these assets is included in interest income.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

        Other securities are stated at cost and include stock of the Federal Reserve Bank and the Federal Home Loan Bank of Dallas ("FHLB"). Dividends received on these investments are included in interest income.

        Loans Held for Sale—Loans held-for-sale are carried at the lower of cost or estimated fair value. Fair value of consumer residential mortgages held-for-sale is based on commitments from investors or prevailing market prices. Gains and losses on sales are recorded in noninterest income and determined on a specific identification basis.

        Loans Held for Investment—Loans held for investment are stated at the principal amount outstanding, net of the unearned discount and deferred loan fees or costs. Interest income for loans is recognized principally by the simple interest method.

        A loan is defined as impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due, both interest and principal, according to the contractual terms of the loan agreement. The allowance for loan losses related to impaired loans is determined based on the difference between the carrying value of the impaired loan and its fair value. The fair value is determined based on the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized.

        Acquired loans are recorded at fair value as of the date of acquisition. Determining the fair value of the acquired loans involves estimating the amount and timing of future expected cash flows and discounting those cash flows at a market rate of interest. Future expected cash flows are estimated by adjusting the projected monthly prinicipal and interest cash flows based on contractual terms for prepayments and loss expectations. The excess of cash flows expected at acquisition over the estimated fair value is considered the accretable discount and is recognized in interest income over the remaining life of the loan on a level yield basis.

        Acquired loans with evidence of credit deterioration and the probability that all contractually required payments will not be collected as of the date of acquisition are accounted for in accordance with ASC 310-30. The difference between contractually required payments at acquisition and the cash flows expected to be collected is considered the non-accretable discount. The non-accretable discount represents the future credit losses expected to be incurred over the life of the loan. Subsequent increases in the expected cash flows will result in a recovery of any previously recorded allowance for loan losses and a reclassification from non-accretable discount to accretable discount.

        Nonperforming Loans and Past Due Loans—Nonperforming loans are loans which have been categorized by management as nonaccrual because collection of interest is doubtful and loans which have been restructured due to the borrower's financial difficulty and which result in a concessionary modification.

        When the payment of principal or interest on a loan is delinquent for 90 days, or earlier in some cases, the loan is placed on nonaccrual status and classified as impaired unless the loan is in the process of collection and the underlying collateral fully supports the carrying value of the loan. If the

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

decision is made to continue accruing interest on the loan, periodic reviews are made to evaluate the appropriateness of its accruing status. When a loan is placed on nonaccrual status, all accrued but unpaid interest is charged to operations. Payments received on nonaccrual loans are applied first to outstanding loan amounts and next to the recovery of charged-off loan amounts. Any excess is treated as a recovery of lost interest.

        Loans are classified as restructured (accruing) in cases where a borrower experiences financial difficulty and the Company makes certain concessionary modifications to contractual terms. Restructured loans typically involve a modification of terms such as a reduction of the stated interest rate or face amount of the loan, a reduction of accrued interest, or an extension of the maturity date(s) at a stated interest rate lower than the current market rate for a new loan with similar risk.

        Generally, a nonaccrual loan that is restructured remains on nonaccrual for a period of six months to demonstrate that the borrower can meet the restructured terms. However, performance prior to the restructuring, or significant events that coincide with the restructuring, are included in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual at the time of restructuring or after a shorter performance period. If the borrower's ability to meet the revised payment schedule is uncertain, the loan remains classified as a nonaccrual loan.

        The restructuring of a loan is considered a troubled debt restructuring if both the borrower is experiencing financial difficulties and the creditor has granted a concession. Concessions may include interest rate reductions or below market interest rates, principal forgiveness, restructuring amortization schedules and other actions intended to minimize potential losses. Loans restructured in a troubled debt restructuring are considered impaired. Impairment loss of restructured loans is based on the difference between the original loan's carrying amount and the present value of expected future cash flows discounted at the original, contractual rate of the loan.

        Allowance for Loan Losses—The allowance for loan losses is a valuation allowance for losses incurred on loans. All losses are charged to the allowance when the loss actually occurs or when a determination is made that a loss is probable. Recoveries are credited to the allowance at the time of recovery. The Company's allowance for loan losses consists of two components including a general component based upon probable but unidentified losses inherent in the portfolio and a specific component on individual loans that are considered impaired.

        The general component of the allowance for loan losses related to probable but unidentified losses inherent in the portfolio is based on various factors including the Company's historical loss experience, historical loss experience for peer banks, growth trends, loan concentrations, migration trends between internal loan risk ratings, current economic conditions and other qualitative factors. The other qualitative factors considered may include changes in lending policies and procedures, changes in the experience and ability of lending and credit staff and management, changes in the quality of the loan review system and other factors.

        The specific component of the allowance for loan losses is calculated based on a review of individual loans considered impaired. The analysis of impaired losses may be based on the present value of expected future cash flows discounted at the effective loan rate, an observable market price or the fair value of the underlying collateral on collateral dependent loans. In determining the

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

collectability of certain loans, management also considers the fair value of any underlying collateral. The amount ultimately realized may differ from the carrying value of these assets because of economic, operating, or other conditions beyond the Company's control.

        Throughout the year, management estimates the probable level of losses to determine whether the allowance for loan losses is adequate to absorb inherent losses in the existing portfolio. Based on these estimates, an amount is charged to the provision for loan losses and credited to the allowance for loan losses in order to adjust the allowance to a level determined to be adequate to absorb inherent losses.

        Estimates of loan losses involve an exercise of judgment. While it is reasonably possible that in the near term the Company may sustain losses which are substantial relative to the allowance for loan losses, it is the judgment of management that the allowance for loan losses reflected in the consolidated balance sheets is adequate to absorb probable losses that exist in the current loan portfolio.

        Premises and Equipment—Land is carried at cost. Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation expense is computed primarily using the straight-line method over the estimated useful lives (ranging from two to thirty years) of the assets. Leasehold improvements are amortized using the straight-line method over the periods of the leases or the estimated useful lives, whichever is shorter.

        Goodwill and Other Intangibles—Goodwill has an indefinite useful life and is subject to an annual impairment test and more frequently if a triggering event occurs. We completed our annual impairment analysis of goodwill as of December 31, 2013. The goodwill impairment test involves a two-step process. Under the first step, the estimation of fair value of the reporting unit is compared with its carrying value including goodwill. If step one indicates a potential impairment, the second step is performed to measure the amount of impairment, if any. Goodwill impairment exists when the implied fair value of goodwill is less than its carrying value. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. As part of its impairment analysis, the Company uses a variety of methodologies in determining the fair value of the reporting unit, including cash flow analyses that are consistent with the assumptions management believes hypothetical marketplace participants would use.

        Core deposit intangibles are amortized on an accelerated basis over the years expected to be benefited, which the Company estimates to be approximately six to eight years.

        Real Estate Acquired by Foreclosure—The Company records real estate acquired by foreclosure at fair value less estimated costs to sell. Adjustments are made to reflect declines in value subsequent to acquisition, if any, below the recorded amounts. Required developmental costs associated with foreclosed property under construction are capitalized and considered in determining the fair value of the property. Operating expenses of such properties, net of related income, and gains and losses on their disposition are included in noninterest expense.

        Derivative Financial Instruments—The Company's interest rate risk management strategy includes hedging the repricing characteristics of certain assets and liabilities so as to mitigate adverse effects on the Company's net interest margin and cash flows from changes in interest rates. The Company uses

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

certain derivative instruments to add stability to the Company's net interest income and to manage the Company's exposure to interest rate movements.

        The Company may designate a derivative as either an accounting hedge of the fair value of a recognized fixed rate asset or an unrecognized firm commitment ("fair value" hedge) or an accounting hedge of a forecasted transaction or of the variability of future cash flows of a floating rate asset or liability ("cash flow" hedge). All derivatives are recorded as other assets or other liabilities on the balance sheet at their respective fair values. The Company estimates the fair value of its interest rate derivatives using a standardized methodology that nets the discounted expected future cash receipts and cash payments (based on observable market inputs). These future net cash flows, however, are susceptible to change due primarily to fluctuations in interest rates. As a result, the estimated values of these derivatives will typically change over time as cash is received and paid and also as market conditions change. As these changes take place, they may have a positive or negative impact on the Company's estimated valuations.

        Fair Value Measurements—The Company follows Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, for financial assets and financial liabilities. ASC 820 applies to reported balances that are required or permitted to be measured at fair value under an existing accounting pronouncement. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability and establishes a fair value hierarchy. The fair value hierarchy consists of three levels of inputs that may be used to measure fair value, which are defined in Note 17.

        Revenue Recognition—Revenue is recognized in accordance with ASC 605 on an accrual basis. Amounts are recognized as income in the period in which they are earned as evidenced by contractual agreements so long as the amount is deemed to be collectable and no evidence of impairment exists.

        Income Taxes—Green Bancorp files a consolidated federal income tax return with its subsidiary. Each computes income taxes as if it filed a separate return and remits to, or is reimbursed by, Green Bancorp based on the portion of taxes currently due or refundable.

        Deferred income taxes are accounted for by applying the expected statutory tax rates at which the differences between the book basis and the tax basis of assets and liabilities are expected to be recovered. The resulting deferred tax assets and liabilities are adjusted to reflect changes in enacted tax laws or rates.

        Realization of the net deferred tax asset is dependent on generating sufficient future taxable income. Although realization is not assured, management believes it is more likely than not that all of the net deferred tax asset will be realized.

        Stock-Based Compensation—The Company's stock-based compensation policy applies to stock options, which are accounted for under the fair-value method as required by accounting principles generally accepted in the United States of America. The expense associated with stock-based compensation is recognized over the vesting period of each individual arrangement.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

        The fair value of each time-based stock option award is estimated on the date of grant using a Black-Scholes-Merton option valuation model.

        Comprehensive Income—Comprehensive income includes all changes in equity during the period presented that result from transactions and other economic events other than transactions with shareholders. The Company reports comprehensive income in the consolidated statements of comprehensive income.

        Recent Accounting Standards—FASB ASU 2011-02, "A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring." ASU 2011-02 was issued April 5, 2011 and provides additional guidance or clarification to help determine whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. Disclosures that relate to activity during a reporting period were required for the Company's financial statements that include periods beginning on or after January 1, 2012. The required disclosures are presented in Note 5.

        FASB ASU No. 2011-05, "Comprehensive Income (Topic 220)—Presentation of Comprehensive Income." Under ASU 2011-05, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other operating income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total of other comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as a part of the statement of changes in shareholders' equity. ASU 2011-05 does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 was effective for the Company on January 1, 2012. The Company elected to prepare separate Consolidated Statements of Comprehensive Income.

        FASB ASU No. 2011-08, "Testing Goodwill for Impairment," amends the guidance in FASB ASC 350-20. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The adoption of ASU 2011-08 became effective for the Company on January 1, 2012, and its adoption did not have a significant impact on the Company's financial statements.

        FASB ASU No. 2013-02 "Comprehensive Income (Topic 220)—Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income," amends recent guidance related to the reporting of comprehensive income to enhance the reporting of reclassifications out of accumulated other comprehensive income. The adoption of ASU 2013-02 becomes effective prospectively for the Company for reporting periods beginning after December 15, 2013.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

        FASB ASU No. 2013-11—"Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" updates prior guidance. The update requires that an unrecognized tax benefit be presented in the statements of financial condition as a reduction to a deferred tax asset for a net operating loss carryforward or a tax credit carryforward, except as follows: to the extent a net operating loss carryforward or tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position, or the tax law of the applicable jurisdiction does not require the entity to use and the entity does not intend to use the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the statements of financial condition as a liability and should not be combined with deferred tax assets. The adoption of this ASU becomes effective for the Company for reporting periods beginning after December 15, 2013.

        FASB ASU No. 2014-04—"Receivables—Troubled Debt Restructuring by Creditors (Subtopic 310-40): Reclassification of Residential Real Esate Collateralized Consumer Mortgage Loans Upon Foreclosure" clarifies when an insubstance foreclosure occurs, that is, when a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan. This is the point when the consumer mortgage loan should be derecognized and the real property recognized. The adoption of the ASU becomes effective for the Company for reporting periods beginning after December 31, 2014 and early adoption is permitted.

2. ACQUISITIONS

        On May 31, 2012, the Company completed the acquisition of 100% of the voting equity interest of Opportunity Bancshares, Inc. and its wholly owned subsidiary, Opportunity Bank, Richardson, Texas. The Company acquired Opportunity Bancshares, Inc. to increase its market share in the Dallas area.

        The Company acquired approximately $52.6 million in assets, including $20.1 million cash and cash equivalents, $25.6 million in loans, $3.7 million in branch premises and equipment, $2.4 million in net deferred tax assets and $1.3 million in other assets. The Company also acquired $44.1 million in deposits and $70 thousand in other liabilities. The acquisition was accounted for using the purchase method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair values at the acquisition date. The excess of the estimated fair value of the net assets over the purchase price was recorded as a bargain purchase gain of $578 thousand.

        In connection with the purchase, the Company recorded core deposit intangibles of $216 thousand. Acquisition-related expenses of $1.2 million were included in noninterest expense for the year ended December 31, 2012 and are reported primarily in the categories of salaries and employee benefits, data processing and professional and regulatory fees. The results of operations for this transaction have been included in the Company's financial statements since May 31, 2012.

        On October 21, 2011, the Company completed the acquisition of branches in Kingwood, Eagle Springs and Cleveland from Main Street Bank. The Company assumed approximately $167.7 million in deposits and acquired approximately $12.7 million in community bank loans and approximately $1.1 million in branch premises and equipment and approximately $0.8 million in other assets. The Company paid a premium of $6.7 million. The acquisition was accounted for using the purchase

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

2. ACQUISITIONS (Continued)

method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair values at the acquisition date. The excess of the purchase price over the estimated fair value of the net assets was recorded as goodwill.

        In connection with the purchase, the Company recorded a premium of $8.2 million, of which $1.0 million was identified as core deposit intangibles and the remaining $7.2 million as goodwill. Acquisition-related expenses of $456 thousand were included in noninterest expense for the year ended December 31, 2011. The results of operations for this transaction have been included in the Company's financial statements since October 21, 2011.

3. CASH AND CASH EQUIVALENTS

        The Bank, as a correspondent of the Federal Reserve Bank, is required to maintain average reserve balances. Interest-bearing deposits include restricted amounts of $26.7 million and $21.9 million, at December 31, 2013 and 2012, respectively, as a result of this requirement.

4. SECURITIES

        The amortized cost and fair value of securities at December 31, 2013 and 2012 are as follows (in thousands):

2013	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale:
Obligations of the U.S. Treasury and other U.S. government agencies or sponsored enterprises	$45,168	$38	$(95)	$45,111
Mortgage-backed securities issued by U.S. government agencies or sponsored enterprises	121,042	1,282	(934)	121,390
Collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	32,223	42	(529)	31,736

Total	$198,433	$1,362	$(1,558)	$198,237

Held-to-maturity:
Mortgage-backed securities issued by U.S. government agencies or sponsored enterprises	$16,788	$409	$(528)	$16,669
Collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	40,490	135	(706)	39,919

Total	$57,278	$544	$(1,234)	$56,588

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

4. SECURITIES (Continued)

2012	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale:
Obligations of the U.S. Treasury and other U.S. government agencies or sponsored enterprises	$45,624	$67	$(17)	$45,674
Mortgage-backed securities and collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	133,953	3,122	(140)	136,935

Total	$179,577	$3,189	$(157)	$182,609

Held-to-maturity—mortgage-backed securities and collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	$59,652	$997	$(176)	$60,473

Total	$59,652	$997	$(176)	$60,473

        Expected maturities of securities will differ from contractual maturities because the underlying borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The contractual maturities of securities at December 31, 2013, are shown below (in thousands):

	Available-for-Sale		Held-to-Maturity
2013	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$10,007	$10,010	$—	$—
Due after one year through five years	35,161	35,101	—	—
Mortgage-backed securities issued by U.S. government agencies or sponsored enterprises	121,042	121,390	16,788	16,669
Collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	32,223	31,736	40,490	39,919

Total	$198,433	$198,237	$57,278	$56,588

        Proceeds from sales of securities classified as available-for-sale of $6.7 million, $39.2 million and $6.7 million were received during the years ended December 31, 2013, 2012 and 2011, respectively. Net realized losses of $7 thousand were recorded as a result of these sales for the year ended December 31, 2013, which is comprised of $110 in gross realized losses offset by $103 thousand in gross realized gains. Gross realized gains of $950 thousand and $95 thousand were recorded as a result of these sales for the years ended December 31, 2012 and 2011, respectively.

        Declines in the fair value of individual securities below their cost that are other-than-temporary would result in writedowns, as a realized loss, to their fair value. In evaluating other-than-temporary impairment losses, management considers several factors including the severity and the duration that the fair value has been less than cost, the credit quality of the issuer, and whether it is more likely than not that the Company will be required to sell the security before a recovery in value. The Company has not realized any losses due to other-than-temporary impairment of securities.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

4. SECURITIES (Continued)

        Securities with unrealized losses segregated by length of continuous unrealized loss position at December 31, 2013 and 2012 were as follows (in thousands):

	Less than 12 Months			More than 12 Months
2013	Amortized Cost	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Losses	Fair Value
Available-for-sale:
Obligations of the U.S. Treasury and other U.S. government agencies or sponsored enterprises	$25,008	$(95)	$24,913	$—	$—	$—
Mortgage-backed securities issued by U.S. governement agencies or sponsored entities	51,576	(934)	50,642	—	—	—
Collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	18,447	(215)	18,232	4,481	(314)	4,167

Total	$95,031	$(1,244)	$93,787	$4,481	$(314)	$4,167

Held-to-maturity:
Mortgage-backed securities issued by U.S. governement agencies or sponsored entities	$6,033	$(429)	$5,604	$1,022	$(99)	$923
Collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	23,060	(706)	22,354	—	—	—

Total	$29,093	$(1,135)	$27,958	$1,022	$(99)	$923

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

4. SECURITIES (Continued)

	Less than 12 Months			More than 12 Months
2012	Amortized Cost	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Losses	Fair Value
Available-for-sale:
Obligations of the U.S. Treasury and other U.S. government agencies or sponsored enterprises	$30,152	$(17)	$30,135	$—	$—	$—
Mortgage-backed securities and collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	4,962	(140)	4,822	—	—	—

Total	$35,114	$(157)	$34,957	$—	$—	$—

Held-to-maturity—mortgage-backed securities and collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	$17,559	$(176)	$17,383	$—	$—	$—

Total	$17,559	$(176)	$17,383	$—	$—	$—

        The average loss on securities in an unrealized loss position was 1.92% and 0.63% of the amortized cost basis at December 31, 2013 and 2012, respectively. There were two securities in an unrealized loss position of greater than 12 months at December 31, 2013. There were no securities in an unrealized loss position of greater than 12 months at December 31, 2012.

        The Company does not own securities of any one issuer (other than the U.S. government and its agencies or sponsored enterprises) for which the aggregate adjusted cost exceeds 10% of the consolidated shareholders' equity at December 31, 2013 and 2012.

        Securities with an amortized cost of $10.3 million and $6.3 million and fair value of $10.5 million and $6.6 million were pledged and available to be sold under repurchase agreements at December 31, 2013 and 2012, respectively. Securities with an amortized cost of $38.2 million and $3.4 million and fair value of $37.5 million and $3.4 million were pledged to various Federal Reserve Districts related to deposits of bankruptcy trustees at December 31, 2013 and 2012, respectively. In addition, securities with an amortized cost of $895 thousand and $1.0 million and fair value of $929 thousand and $1.0 million were pledged as collateral for the Company's derivative instruments at December 31, 2013 and 2012 respectively.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

5. LOANS

        The loan portfolio is classified by type and class at December 31, 2013 and 2012, as follows (in thousands):

	2013	2012
Commercial:
Commercial and industrial	$681,290	$637,769
Owner occupied commercial real estate	156,961	114,287
Commercial real estate	267,011	213,250
Construction, land and land development	140,067	135,858

	1,245,329	1,101,164

Consumer:
Residential mortgage	106,362	94,996
Other consumer	7,724	8,529

	114,086	103,525

Total loans held for investment	$1,359,415	$1,204,689

        The loan portfolio is comprised of two types, commercial loans and consumer loans. The commercial loans are further segregated into commercial and industrial, owner occupied commercial real estate, commercial real estate, which includes multi-family loans, and construction, land and land development, which includes both commercial construction and loans for the construction of residential properties. The consumer loans are further segregated into residential mortgage, which includes first and second liens and home equity lines, and other consumer loans, which includes various types of loans to consumers and overdrafts.

        Included in the loans held for investment balance was $7.1 million and $5.6 million of net deferred loan origination fees and unamortized premium and discount at December 31, 2013 and 2012, respectively. Also included in loans at December 31, 2013 and December 31, 2012, respectively was $375 thousand and $573 thousand in non-accretable discount on acquired credit impaired loans. Accrued interest receivable on loans was $3.5 million and $2.9 million at December 31, 2013 and 2012, respectively. Other consumer loans include overdrafts of $21 thousand and $54 thousand as of December 31, 2013 and 2012, respectively.

        The loan portfolio consists of various types of loans, most of which are made to borrowers located in the Houston, Dallas and Austin metropolitan areas. Although the portfolio is diversified and generally secured by various types of collateral, the majority of the loan portfolio consists of commercial and industrial and commercial real estate loans and a substantial portion of its debtors' ability to honor their obligations is dependent on local economic conditions in Texas, including conditions affecting the energy industry.

        As of December 31, 2013, there was no concentration of loans to any one type of industry exceeding 10% of total loans nor were there any loans classified as highly leveraged transactions.

        Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported in the balance sheet as loans held for investment stated at the principal amount

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

5. LOANS (Continued)

outstanding adjusted for charge-offs, the allowance for loan losses, deferred fees or costs and unamortized premiums or discounts.

        Loans are classified as held-for-sale when management has positively determined that the loans will be sold in the foreseeable future and the Company has the ability to do so. The classification may be made upon origination or subsequent to the origination or purchase. Once a decision has been made to sell loans not previously classified as held-for-sale, such loans are transferred into the held-for-sale classification and carried at the lower of cost or fair value. There were no loans classified as held-for-sale at either December 31, 2013 or 2012.

        Loan maturities and rate sensitivity of the loans held for investment at December 31, 2013, was as follows (in thousands):

	Due in One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total
Commercial:
Commercial and industrial	$214,049	$418,472	$48,769	$681,290
Owner occupied commercial real estate	6,065	103,574	47,322	156,961
Commercial real estate	12,972	213,712	40,327	267,011
Construction, land and land development	8,502	94,014	37,551	140,067
Consumer:
Residential mortgage	5,738	66,455	34,169	106,362
Other consumer	6,347	1,337	40	7,724

Total loans	$253,673	$897,564	$208,178	$1,359,415

Loans with a fixed interest rate	$19,912	$242,472	$47,274	$309,658
Loans with a floating interest rate	233,761	655,092	160,904	1,049,757

Total loans	$253,673	$897,564	$208,178	$1,359,415

        In the ordinary course of business, the Company has granted loans to certain directors, officers and their affiliates. In the opinion of management, all transactions entered into between the Bank and such related parties have been and are in the ordinary course of business, made on the same terms and conditions as similar transactions with unaffiliated persons.

        An analysis of activity with respect to these related-party loans for the years ended December 31, 2013 and 2012 is as follows (in thousands):

	2013	2012
Beginning balance	$—	$—
Advances	—	1
Repayments	—	(1)

Ending balance	$—	$—

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

5. LOANS (Continued)

        Acquired Loans—The outstanding principal balance and recorded investment in loans acquired from Opportunity Bancshares, Inc. at December 31, 2013 and May 31, 2012, was as follows (in thousands):

	December 31, 2013	May 31, 2012
Credit impaired acquired loans:
Outstanding principal balance	$3,817	$5,647
Recorded investment	3,406	5,146

Net of discount	$411	$501

Other acquired loans:
Outstanding principal balance	12,161	20,678
Recorded investment	11,948	20,464

Net of discount	$213	$214

Total acquired loans:
Outstanding principal balance	15,978	26,325
Recorded investment	15,354	25,610

Net of discount	$624	$715

        The outstanding principal balance and recorded investment in the total acquired loans from all acquisitions at December 31, 2013 and 2012, was as follows (in thousands):

	2013	2012
Credit impaired acquired loans:
Outstanding principal balance	$8,477	$10,032
Recorded investment	7,498	8,950

Net of discount	$979	$1,082

Other acquired loans:
Outstanding principal balance	16,187	21,000
Recorded investment	15,900	20,788

Net of discount	$287	$212

Total acquired loans:
Outstanding principal balance	24,664	31,032
Recorded investment	23,398	29,738

Net of discount	$1,266	$1,294

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

5. LOANS (Continued)

        Changes in the accretable yield for credit impaired acquired loans for the years ended December 31, 2013 and 2012, were as follows (in thousands):

	2013	2012
Balance at beginning of period	$510	$88
Additions	—	73
Reclassifications from nonaccretable yield	192	362
Accretion	(99)	(13)

Balance at period end	$603	$510

        Purchased credit impaired loans are evaluated on an ongoing basis after acquisition. Reclassifications from nonaccretable yield to accretable yield are recorded based on the current estimates of the timing and amount of expected future cash flows.

        Nonaccrual and Past Due Loans—When management doubts a borrower's ability to meet payment obligations, which typically occurs when principal or interest payments are more than 90 days past due, the loans are placed on nonaccrual status.

        The age analysis of loans, segregated by class, as of December 31, 2013 and 2012 was as follows (in thousands):

	Loans Past Due and Still Accruing
2013	30 - 89 Days Past Due	90 Days or More Past Due	Total	Nonaccrual	Purchased Credit Impaired	Current	Total Loans
Commercial:
Commercial & industrial	$4,988	$—	$4,988	$7,345	$895	$668,062	$681,290
Owner occupied commercial real estate	780	538	1,318	—	1,655	153,988	156,961
Commercial real estate	—	780	780	816	4,676	260,739	267,011
Construction, land & land development	—	—	—	587	96	139,384	140,067

	5,768	1,318	7,086	8,748	7,322	1,222,173	1,245,329

Consumer:
Residential mortgage	221	—	221	1,328	176	104,637	106,362
Other consumer	232	—	232	1,284	—	6,208	7,724

	453	—	453	2,612	176	110,845	114,086

Total loans held for investment	$6,221	$1,318	$7,539	$11,360	$7,498	$1,333,018	$1,359,415

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

5. LOANS (Continued)

	Loans Past Due and Still Accruing
2012	30 - 89 Days Past Due	90 Days or More Past Due	Total	Nonaccrual	Purchased Credit Impaired	Current	Total Loans
Commercial:
Commercial & industrial	$3,634	$4,555	$8,189	$7,619	$1,265	$620,696	$637,769
Owner occupied commercial real estate	1,647	—	1,647	484	2,477	109,679	114,287
Commercial real estate	397	—	397	2,780	4,939	205,134	213,250
Construction, land & land development	—	—	—	2,998	75	132,785	135,858

	5,678	4,555	10,233	13,881	8,756	1,068,294	1,101,164

Consumer:
Residential mortgage	1,059	25	1,084	1,388	192	92,332	94,996
Other consumer	256	1,013	1,269	33	2	7,225	8,529

	1,315	1,038	2,353	1,421	194	99,557	103,525

Total loans held for investment	$6,993	$5,593	$12,586	$15,302	$8,950	$1,167,851	$1,204,689

        Impaired Loans—The following is a summary of information related to impaired, nonaccrual and restructured loans at December 31, 2013 and 2012 (in thousands):

	2013	2012
Nonaccrual loans	$1,496	$5,196
Accruing loans past due 90 days or more	1,316	579
Restructured loans—nonaccrual	9,864	10,106
Restructured loans—accruing	4,072	6,621

Total nonperforming loans	$16,748	$22,502

        Based on an analysis of impaired loans at December 31, 2013 and 2012, an allowance of $4.3 million and $1.4 million, respectively, was allocated to impaired loans. The average recorded investment in nonperforming loans for the years ended December 31, 2013 and 2012, was $38.0 million and $36.1 million, respectively. There was approximately $373 thousand and $253 thousand in interest recognized on nonperforming loans, for the years ended December 31, 2013 and 2012, respectively. There was no interest received on nonperforming loans for the year ended December 31, 2011.

        Nonperforming loans of $11.4 million and $15.3 million at December 31, 2013 and 2012, respectively, have been categorized by management as nonaccrual loans. Interest foregone on nonaccrual loans for 2013, 2012 and 2011 was approximately $657 thousand, $775 thousand and $930 thousand, respectively.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

5. LOANS (Continued)

        The following table presents additional information regarding impaired loans that were individually evaluated for impairment at December 31, 2013 and 2012 (in thousands):

	2013			2012
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial & industrial	$631	$631	$—	$11,259	$11,281	$—
Owner occupied commercial real estate	—	—	—	—	—	—
Commercial real estate	2,690	2,692	—	845	850	—
Construction, land & land development	1,751	1,751	—	2,811	2,817	—
Residential mortgage	1,213	1,213	—	1,388	1,388	—
Other Consumer	170	170	—	1,337	1,337	—
With an allowance recorded:
Commercial & industrial	6,932	6,932	2,924	1,282	1,282	653
Owner occupied commercial real estate	—	—	—	484	484	118
Commercial real estate	653	653	45	2,320	2,320	419
Construction, land & land development	—	—	—	187	187	186
Residential mortgage	114	114	88	—	—	—
Other Consumer	1,278	1,278	1,278	10	10	8

Total:
Commercial	$12,657	$12,659	$2,969	$19,188	$19,221	$1,376
Consumer	2,775	2,775	1,366	2,735	2,735	8

	$15,432	$15,434	$4,335	$21,923	$21,956	$1,384

        Credit Quality—Internally assigned risk grades for loans are defined as follows:

        Grade 1 (Highest Quality—No Apparent Risk)—This category includes loans to borrowers of unquestioned credit standing which are secured by readily marketable collateral of undisputed value, with appropriate margin. It also includes loans to borrowing entities with: excellent capitalization, liquidity and earnings levels, quality management, positive financial trends, and favorable industry conditions.

        Grade 2 (Good Quality—Minimal Risk)—This category includes loans to investment grade entities with: good liquidity and financial condition, nominal term debt, strong debt service capability, solid management, and quality financial information. These loans are usually secured with current assets, but may be unsecured. Alternative financing from other lenders is generally available to these borrowers.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

5. LOANS (Continued)

        Grade 3 (Satisfactory Quality—Acceptable Risk—Tier One) —This category includes loans to entities maintaining fair liquidity and acceptable financial conditions. The level of term debt is moderate, with adequate debt service capability. Earnings may be volatile, but borrowers in this category generally do not show a loss within the last three years. Primary debt service must be supported by identified secondary repayment sources or by guarantors with adequate and proven responsibility and capacity.

        Grade 4 (Satisfactory Quality—Acceptable Risk—Tier Two) —This category includes loans to borrowers maintaining acceptable financial conditions; however may exhibit certain characteristics of leverage or asset dependency that reflect a greater level of risk than Tier One credits. This category may also include borrowers exhibiting explainable interim losses within the previous three years and/or industry characteristics that warrant frequent monitoring.

        Grade 5 (Monitored Loans)—This category includes loans with trends or characteristics which, if continued, could result in impaired repayment ability. The borrower may exhibit a low degree of liquidity and relatively high leverage, erratic earnings history (including the possibility of a reported loss in the past four years), significant term debt and a nominal cushion for debt service capacity. Loans in this category may also include financing to start-up borrowers backed by experienced management and significant capital investment or established companies in distressed industry conditions.

        Grade 6 (Other Assets Especially Mentioned)—This category includes loans which have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or a weakening of the Company's credit position at some future date. Grade 6 loans are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification.

        Grade 7 (Substandard—Accruing)—This category includes loans which are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any, or loans with identified weaknesses but where there is sufficient collateral value and/or cash flow coverage. This category includes loans that: (1) may require a secondary source of repayment (liquidation of collateral or repayment by a guarantor), (2) lack current financial information or appraisals, and/or (3) have collateral deficiencies such that the Company would be in an unsecured position with an obligor not deserving unsecured credit. This category may also include borrowers with operating losses in recent periods.

        Grade 8 (Substandard—Nonaccrual)—This category includes loans with the same basic characteristics as Grade 7 loans and also meet the Company's criteria for nonaccrual status, but do not warrant a Grade 9 or Grade 10 classification.

        Grade 9 (Doubtful/Exposure)—This category includes loans with all the Grade 7 or 8 characteristics but with weaknesses that make collection (or liquidation) highly questionable and improbable.

        Grade 10 (Loss)—This category includes loans which are considered uncollectible, or of such little value that they should no longer be carried as an asset of the Company.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

5. LOANS (Continued)

        The credit risk profile of loans aggregated by class and internally assigned risk grades at December 31, 2013 and 2012 (in thousands):

2013	Commercial & Industrial	Owner Occupied Commercial Real Estate	Commercial Real Estate	Construction & Land Development	Residential Mortgage	Other Consumer	Total
Grade 1	$2,657	$—	$—	$—	$292	$548	$3,497
Grade 2	7,750	—	—	—	—	50	7,800
Grade 3	161,581	26,548	37,750	12,058	71,264	3,785	312,986
Grade 4	474,831	118,070	213,946	124,972	32,735	1,653	966,207
Grade 5	10,970	10,631	8,752	2,323	149	248	33,073
Grade 6	11,790	—	569	—	—	107	12,466
Grade 7	3,471	57	502	31	418	49	4,528
Grade 8	6,106	—	816	587	1,328	6	8,843
Grade 9	1,239	—	—	—	—	1,278	2,517

	680,395	155,306	262,335	139,971	106,186	7,724	1,351,917
Purchased credit impaired	895	1,655	4,676	96	176	—	7,498

Total loans	$681,290	$156,961	$267,011	$140,067	$106,362	$7,724	$1,359,415

2012	Commercial & Industrial	Owner Occupied Commercial Real Estate	Commercial Real Estate	Construction & Land Development	Residential Mortgage	Other Consumer	Total
Grade 1	$3,662	$—	$—	$—	$307	$1,310	$5,279
Grade 2	10,761	—	—	—	—	75	10,836
Grade 3	170,003	15,879	29,175	23,582	69,889	4,206	312,734
Grade 4	387,134	82,858	155,106	105,593	23,062	1,424	755,177
Grade 5	46,475	8,882	10,527	3,610	158	44	69,696
Grade 6	49	2,959	9,440	—	—	120	12,568
Grade 7	10,801	748	1,283	—	—	1,315	14,147
Grade 8	7,619	484	2,780	2,998	1,388	33	15,302
Grade 9	—	—	—	—	—	—	—

	636,504	111,810	208,311	135,783	94,804	8,527	1,195,739
Purchased credit impaired	1,265	2,477	4,939	75	192	2	8,950

Total loans	$637,769	$114,287	$213,250	$135,858	$94,996	$8,529	$1,204,689

        Troubled Debt Restructurings—The restructuring of a loan is considered a troubled debt restructuring if both the borrower is experiencing financial difficulties and the creditor has granted a concession. Concessions may include interest rate reductions or below market interest rates, principal forgiveness, restructuring amortization schedules and other actions intended to minimize potential

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

5. LOANS (Continued)

losses. Troubled debt restructurings identified during the year ended December 31, 2013 are as follows (dollars in thousands):

	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Recorded Investment
Commercial & industrial	8	$8,400	$5,587
Commercial real estate	1	2,562	2,526
Construction, land and land development	3	4,783	1,164
Other consumer	2	146	146

Total	14	$15,891	$9,423

        During the year ended December 31, 2013, the Company added $15.9 million in new troubled debt restructurings. The modifications primarily related to extending the maturity date of the loans, which includes loans modified post bankruptcy. The Company did not forgive any principal or interest on the restructured loans. Following the restructure, $4.8 million were paid in full and $65 thousand defaulted on the modified terms and were charged off during the year. The restructured loans were individually evaluated for impairment. The allowance for loan losses included specific reserves of $3.7 million related to these loans at December 31, 2013.

        The Company reassessed all loan modifications occurring during the year ended December 31, 2012 for possible identification as troubled debt restructurings. Troubled debt restructurings identified during the year ended December 31, 2012 are as follows (dollars in thousands):

	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Recorded Investment
Commercial & industrial	10	$8,831	$10,647
Owner occupied commercial real estate	1	484	484
Commercial real estate	5	894	894
Construction, land and land development	2	1,266	932
Other consumer	2	1,326	1,292

Total	20	$12,801	$14,249

        During the year ended December 31, 2012, the Company added $12.8 million in new troubled debt restructurings. The modifications primarily related to extending the maturity date of the loans, which includes loans modified post bankruptcy. The Company did not forgive any principal or interest on the restructured loans. Following the restructure, $5.0 million defaulted on the modified terms and $205 thousand were charged off during the year. The restructured loans were individually evaluated for impairment. The allowance for loan losses included specific reserves of $348 thousand related to these loans at December 31, 2012. Subsequent to December 31, 2012, a restructured loan in the amount of $3.8 million has been paid in full.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

6. ALLOWANCE FOR LOAN LOSSES

        An analysis of activity in the allowance for loan losses for the years ended December 31, 2013 and 2012, and the balance of loans receivable by the method of impairment evaluation at December 31, 2013 and 2012 is as follows (in thousands):

2013	Commercial & Industrial	Owner Occupied Commercial Real Estate	Commercial Real Estate	Construction & Land Development	Residential Mortgage	Other Consumer	Total
Allowance for loan losses:
Balance—December 31, 2012	$9,109	$763	$2,380	$1,352	$492	$55	$14,151
Provision	959	(111)	148	(249)	321	1,305	2,373
Charge-offs	(916)	—	(333)	—	(186)	(54)	(1,489)
Recoveries	1,044	222	21	—	27	12	1,326

Balance—December 31, 2013	$10,196	$874	$2,216	$1,103	$654	$1,318	$16,361

Allowance for loan losses:
Collectively evaluated for impairment	$7,272	$872	$2,021	$1,082	$566	$39	$11,852
Individually evaluated for impairment	2,924	—	45	—	88	1,278	4,335
Acquired with deteriorated credit quality	—	2	150	21	—	1	174
Loans:
Collectively evaluated for impairment	$672,831	$155,306	$258,993	$138,220	$104,858	$6,277	$1,336,485
Individually evaluated for impairment	7,564	—	3,342	1,751	1,328	1,447	15,432
Acquired with deteriorated credit quality	895	1,655	4,676	96	176	—	7,498

Total loans evaluated for impairment	$681,290	$156,961	$267,011	$140,067	$106,362	$7,724	$1,359,415

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

6. ALLOWANCE FOR LOAN LOSSES (Continued)

2012	Commercial & Industrial	Owner Occupied Commercial Real Estate	Commercial Real Estate	Construction & Land Development	Residential Mortgage	Other Consumer	Total
Allowance for loan losses:
Balance—December 31, 2011	$6,701	$711	$919	$1,271	$871	$101	$10,574
Provision	4,153	413	3,731	81	(318)	—	8,060
Charge-offs	(1,832)	(361)	(2,270)	—	(94)	(57)	(4,614)
Recoveries	87	—	—	—	33	11	131

Balance—December 31, 2012	$9,109	$763	$2,380	$1,352	$492	$55	$14,151

Allowance for loan losses:
Collectively evaluated for impairment	$8,456	$645	$1,954	$1,136	$492	$45	$12,728
Individually evaluated for impairment	653	118	418	186	—	8	1,383
Acquired with deteriorated credit quality	—	—	8	30	—	2	40
Loans:
Collectively evaluated for impairment	$623,963	$111,326	$205,146	$132,785	$93,416	$7,180	$1,173,816
Individually evaluated for impairment	12,541	484	3,165	2,998	1,388	1,347	21,923
Acquired with deteriorated credit quality	1,265	2,477	4,939	75	192	2	8,950

Total loans evaluated for impairment	$637,769	$114,287	$213,250	$135,858	$94,996	$8,529	$1,204,689

        An analysis of activity in the allowance for loan losses for the year ended December 31, 2011 is as follows (in thousands):

2011
Beginning Balance	$7,132
Provision	8,391
Charge-offs	(5,035)
Recoveries	86

Ending balance	$10,574

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

7. PREMISES AND EQUIPMENT

        Premises and equipment as of December 31, 2013 and 2012, are summarized as follows (in thousands):

	2013	2012
Land	$6,588	$6,588
Buildings and improvements	16,238	14,301
Furniture, fixtures, and equipment	5,923	5,308

	28,749	26,197
Less accumulated depreciation	(7,384)	(6,179)

Total	$21,365	$20,018

        Depreciation of premises and equipment totaled $1.4 million, $1.2 million and $909 thousand in 2013, 2012 and 2011, respectively.

8. GOODWILL AND CORE DEPOSIT INTANGIBLES

        The Company reviews its goodwill for impairment annually, or more frequently, if indicators of impairment exist. At December 31, 2013 and 2012, management determined that goodwill, as reflected in the Company's financial statements, was not impaired.

        Changes in the carrying amount of goodwill and core deposit intangibles for the years ended December 31, 2013 and 2012 were as follows (in thousands):

	Goodwill	Core Deposit Intangibles
Balance as of December 31, 2011	$15,672	$1,245
Add—acquisition of Opportunity Bank	—	216
Less—amortization	—	(231)

Balance as of December 31, 2012	15,672	1,230
Less—amortization	—	(246)

Balance as of December 31, 2013	$15,672	$984

        Core deposit intangibles are amortized on an accelerated basis over their estimated lives, which the Company believes is approximately six to eight years. The estimated future amortization expense for the core deposit intangibles remaining as of December 31, 2013 is as follows (in thousands):

2014	$246
2015	246
2016	246
2017	218
2018	28

Total	$984

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

9. DEPOSITS

        Included in certificates and other time deposits are individual amounts of $100,000 or more including brokered certificates of deposit, if any. The remaining maturities of these deposits as of December 31, 2013 and 2012, respectively, are as follows (in thousands):

	2013	2012
Three months or less	$81,518	$66,427
Over three through six months	67,817	40,974
Over six through twelve months	111,067	85,545
Over one through two years	44,866	111,908
Over two through three years	28,822	17,098
Over three through four years	37,335	29,274
Over four through five years	68,955	35,927

	$440,380	$387,153

        Interest expense for certificates of deposit and other time deposits of $100,000 or more was approximately $6.1 million, $5.2 million and $4.0 million for the years ended December 31, 2013, 2012 and 2011, respectively.

        The Company had $14.8 million and $31.2 million in brokered time deposits, at December 31, 2013 and 2012, respectively.

        There are no major concentrations of deposits with any one depositor.

10. OTHER BORROWED FUNDS

        Other borrowed funds as of December 31, 2013 and 2012, are as follows (in thousands):

	2013	2012
Federal Home Loan Bank advances	$46,858	$15,037
Repurchase agreements	2,583	3,480

Total	$49,441	$18,517

        Federal Home Loan Bank Advances—The Company has an available borrowing arrangement with the FHLB, which allows the Company to borrow on a collateralized basis. At December 31, 2013 and 2012, total borrowing capacity of $301.0 million and $326.7 million, respectively, was available under this arrangement and $46.9 million and $15.0 million, respectively, was outstanding with an average interest rate of 0.32% and 4.02% respectively. At December 31, 2013 and 2012, all of the Company's FHLB advances mature within five years. These borrowings are collateralized by a blanket lien on certain loans. The Company utilizes these borrowings to meet liquidity needs and to fund certain fixed rate loans in its loan portfolio.

        Federal Reserve Bank—The Company has an available borrower in custody arrangement with the Federal Reserve Bank of Dallas (the "Fed"), which allows the Company to borrow, on a collateralized basis. Certain commercial and consumer loans are pledged under this arrangement. The Company maintains this borrowing arrangement to meet liquidity needs pursuant to its contingency funding plan. At December 31, 2013 and 2012, $288.6 million and $291.5 million, respectively, were available under this arrangement and no borrowings were outstanding.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

10. OTHER BORROWED FUNDS (Continued)

        Securities Sold Under Agreements to Repurchase—Securities sold under agreements to repurchase represent the purchase of interests in securities by banking customers. Securities sold under agreements to repurchase are stated at the amount of cash received in connection with the transaction. Repurchase agreements with banking customers are settled on the following business day. All securities sold under agreements to repurchase are collateralized by pledged securities. The securities underlying the repurchase agreements are held in safekeeping by the Bank's safekeeping agent. At December 31, 2013 and 2012, the Company had securities sold under agreements to repurchase with banking customers of $2.6 million and $3.5 million, respectively.

        Federal Funds Purchased—The Company has available federal funds lines of credit with its correspondent banks. As of December 31, 2013 and 2012, there were no federal funds purchased outstanding.

11. INCOME TAXES

        The components of the provision for income taxes for the years ended December 31, 2013, 2012 and 2011 are as follows (in thousands):

	2013	2012	2011
Current income tax provision	$7,446	$5,067	$1,464
Deferred income tax benefit	(540)	(687)	(582)

Total income tax provision	$6,906	$4,380	$882

        The provision for income taxes differs from the amount computed by applying the federal income tax statutory rates of 35% to income from continuing operations for the year ended December 31, 2013 and 34% for the years ended December 31, 2012 and 2011, as follows (in thousands):

	2013	2012	2011
Taxes calculated at statutory rate	$6,831	$4,391	$646
Increase (decrease) resulting from:
State tax expense, net of federal effect	174	119	92
Non-deductible expenses	65	58	53
Incentive stock compensation expense	5	9	17
Bargain purchase gain	—	(197)	—
Change in applicable statutory rate	(211)	—	—
Other, net	42	—	74

Income tax provision—as reported	$6,906	$4,380	$882

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

11. INCOME TAXES (Continued)

        Significant deferred tax assets and liabilities at December 31 were as follows (in thousands):

	2013	2012
Deferred tax assets:
Allowance for credit losses	$5,727	$4,811
Net operating loss carryforward	1,969	2,017
Nonqualified stock options	882	739
Deposit valuation allowance	114	293
Loan valuation allowance	348	394
Pre-opening expenses	191	208
Real estate acquired by foreclosure write-downs	443	430
Unrealized loss on available-for-sale securities	68	—
Other	254	138

Total deferred tax assets	9,996	9,030

Deferred tax liabilities:
Depreciable assets	335	310
Unrealized gain on available-for-sale securities	—	1,031
Deferred loan costs	568	453
Goodwill	240	53

Total deferred tax liabilities	1,143	1,847

Net deferred tax asset	$8,853	$7,183

        The deferred tax asset is evaluated by management on an ongoing basis to determine if a valuation allowance is required. Assessing the need for a valuation allowance requires that management evaluate all evidence, both negative and positive, to determine whether a valuation allowance is needed. Based on management's analysis of the evidence, no valuation allowance was required to be recorded against the net deferred tax asset of $8.9 million at December 31, 2013. The deferred tax assets are primarily supported by future reversals of existing timing differences and the generation of future taxable income.

        Net operating loss carryfowards for federal income tax purposes were $5.6 million and $5.9 million at December 31, 2013 and 2012, respectively. The carryforwards expire beginning in 2032.

        The Company files income tax returns in the U.S. federal jurisdiction and the Texas state jurisdiction. As of December 31, 2013 and 2012, the Company had identified no unrecognized tax benefits related to returns with open periods subject to examination. The Company is subject to examination from 2002 forward for federal income tax returns and from 2009 forward for state income tax returns. The Company's policy is that it recognizes interest and penalties as a component of income tax expense. As of December 31, 2013 and 2012, the Company had no accrued interest or penalties.

12. EMPLOYEE BENEFITS

        Stock Option Plan—The Green Bancorp, Inc. 2010 Stock Option Plan (the "2010 Option Plan"), was approved by the Company's Board of Directors on June 30, 2010. The 2010 Option Plan permits the grants of up to 2,239,906 options. The non-qualified stock options are in the form of time-based

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

12. EMPLOYEE BENEFITS (Continued)

options and performance options. The options may be granted to a director, officer or employee of the Company. The 2010 Option Plan is administered by the Compensation Committee of the Board of Directors, who establish at the time of the grant, the allocation of options between time-based and performance, the period over which the time-based options vest, the form of payment upon exercise and the exercise price of the awards.

        Typically time-based options under the 2010 Option Plan vest over a period of four years and expire on the tenth anniversary of the date of the grant. Performance options under the 2010 Option Plan vest upon the occurrence of a liquidity event, with the vested amounts determined based on the achievement of specified performance and market metrics.

        The Company has two additional stock options plans, which are frozen to further issuance.

        The Green Bancorp, Inc. 2006 Stock Option Plan (the "2006 Option Plan"), which was approved by the shareholders of the Company on June 21, 2006, permitted the grant of up to 450,000 options. The options granted may have been in the form of nonqualified stock options, which may have been granted to a director, officer or employee of the Company, or incentive stock options, which may have been granted only to officers of the Company. Awards under the 2006 Option Plan vest over a four-year period, which began on the first anniversary of the grant date, and must be exercised within 10 years from the grant date. The 2006 Option Plan was frozen to further issuance upon approval of the 2010 Option Plan. At December 31, 2013 there were 367,500 options outstanding under the 2006 Option Plan.

        In addition to the 2006 Option Plan, the Company's Board of Directors adopted the Redstone Bank 2004 Stock Option Plan (the "Redstone Option Plan") and froze the plan to further issuance, following the Company's acquisition of Redstone Bank. At the time of adoption, all options to acquire stock of Redstone Bank were converted to options to acquire stock of the Company and adjusted in terms of number and exercise price based on the terms of the merger agreement. All options issued under the Redstone Option Plan are fully vested as a result of the 2006 change of control event. At December 31, 2013 there were 306,444 options outstanding under the Redstone Option Plan.

        The fair value of each time-based option award is estimated on the date of grant using a Black-Scholes-Merton option valuation model. The Black-Scholes-Merton formula assumes that option exercises occur at the end of the contractual term of the option, and that expected volatility, expected dividends, and risk-free interest rates are constant over the option's term. The Black-Scholes-Merton formula is adjusted to take into account certain characteristics of employee share options and similar instruments that are not consistent with the assumptions contained in the model. Because of the nature of the formula, those adjustments take the form of weighted-average assumptions about those characteristics. The expected term represents the period of time that options granted are expected to be outstanding. The risk-free interest rate of the option is based on the U.S. Treasury zero-coupon with a remaining term equal to the expected term used in the assumption model. The expected volatility is an estimated measure of fluctuations in the Company's share price.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

12. EMPLOYEE BENEFITS (Continued)

        The fair value of time-based options granted during 2013 and 2012 was estimated using the following assumptions:

	2013	2012
Expected term (years)	6.50	6.50
Risk-free interest rate	1.19% - 2.10%	0.89% - 1.25%
Expected volatility	35%	35%
Dividend yield	—%	—%

        A summary of changes in outstanding time-based stock options as of December 31, 2013, is as follows:

	Number of Options	Weighted- Average Exercise Price	Average Remaining Contractual Term (In Years)
Shares under option—December 31, 2012	1,082,092	$9.11	5.32
Shares granted	43,298	10.71
Shares forfeited or expired	(3,211)	9.72
Shares exercised	(22,915)	8.25

Shares under option—December 31, 2013	1,099,264	9.19	4.60

Shares exercisable—December 31, 2013	910,793	9.24	4.01

Shares under option—December 31, 2011	1,053,801	9.11	6.21
Shares granted	31,333	9.01
Shares forfeited or expired	(3,042)	9.17
Shares exercised	—

Shares under option—December 31, 2012	1,082,092	9.11	5.32

Shares exercisable—December 31, 2012	818,518	9.36	4.54

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

12. EMPLOYEE BENEFITS (Continued)

        A summary of the status of the Company's nonvested time-based options as of December 31, 2013, is presented below:

	Number of Options	Average Grant-Date Fair Value
Nonvested options—December 31, 2012	263,574	$3.14
Shares granted	43,298	1.64
Shares forfeited	(3,211)	3.21
Shares vested	(115,190)	3.11

Nonvested options—December 31, 2013	188,471	$1.87

Nonvested options—December 31, 2011	369,239	$2.96
Shares granted	31,333	3.28
Shares forfeited	(3,042)	3.36
Shares vested	(133,956)	2.87

Nonvested options—December 31, 2012	263,574	$3.14

        As of December 31, 2013 and 2012, there was $283 thousand and $547 thousand, respectively, of total unrecognized compensation expense related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.49 years. The total fair value of shares vested during the years ended December 31, 2013 and 2012, was $358 thousand and $384 thousand, respectively.

        Total stock-based compensation expense that was charged against income was $335 thousand, $324 thousand and $357 thousand for 2013, 2012 and 2011, respectively. The total income tax benefit recognized in the statements of operations for share-based compensation arrangements was $113 thousand, $101 thousand and $104 thousand for 2013, 2012 and 2011, respectively.

        The Company issued 170,202 performance options during the year ended December 31, 2013. The performance-based options will vest only upon the occurrence of a liquidity event. The numbers of options to be vested will be determined based on the achievement of specified performance and market metrics. The total fair value of the performance options granted during the year ended December 31, 2013 was $167 thousand. Stock-based compensation expense related to the performance options will be recorded upon the occurrence of a qualifying liquidity event. At December 31, 2013 there were 1,670,525 performance based options outstanding under the 2010 Option Plan.

        Stock Appreciation Rights Plan—On May 18, 2007, the Company's Board of Directors adopted the Green Bancorp Stock Appreciation Rights Plan (the "SAR Plan"). The SAR Plan provides for the issuance of up to 200,000 units to plan participants at an exercise price of no less than the fair market value of the common stock of the Company at the time of grant. Units are redeemable by plan participants under certain circumstances whereby the participant will be paid the excess, if any, of the book value of the Company's common stock at the time of exercise over the exercise price. The SAR Plan provides for a 10-year maximum term for units issued, vesting and exercisability limitations and accelerated vesting and deemed exercise in the event of a change of control. As of December 31, 2013, there were 165,000 units outstanding and 35,000 units available under the SAR Plan.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

12. EMPLOYEE BENEFITS (Continued)

        The Company has elected to account for the accrued SAR Plan liability under the intrinsic-value method as allowed for non-public companies by FASB ASC 718, Compensation—Stock Compensation. During the year ended December 31, 2013, the rights began to appreciate and expense of $31 thousand was recorded.

        Benefit Plan—The Company sponsors a 401(k) plan (the "401k Plan"), which is a defined contribution plan available to substantially all employees. Participants in the 401k Plan may make salary deferral contributions up to the amount allowed by law. The Company makes safe harbor matching contributions to the 401k Plan equal to 100% of the participant's elective contribution for the plan year up to a maximum of 6% of the participant's salary. The Company contributions are fully vested at the date of contribution. The total of Company contributions for the years ended December 31, 2013, 2012 and 2011 were $690 thousand, $592 thousand and $436 thousand, respectively.

13. SHAREHOLDERS' EQUITY

        Common Stock—On June 29, 2012, the Company issued 2.8 million shares of its common stock through investment agreements with three investment firms, which resulted in gross proceeds of $25.0 million. After deducting advisory fees and transaction expenses, net proceeds were approximately $24.7 million. No single investor owns more than 24.9% of the issued and outstanding common stock of the Company. During the year ended December 31, 2012, the Company invested $25.0 million in the Bank. During the year ended December 31, 2011, the Company invested $10.0 million in the Bank.

14. OFF-BALANCE SHEET ARRANGEMENTS, COMMITMENTS AND CONTINGENCIES

        The following table summarizes the Company's contractual obligations and other commitments to make future payments as of December 31, 2013 (other than securities sold under agreements to repurchase). The Company's future cash payments associated with its contractual obligations pursuant to it's certificate and other time deposits, Federal Home Loan Bank advances and operating leases as of December 31, 2013 are as follows (in thousands):

	1 year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
Certificate and other time deposits	$343,402	$98,085	$132,863	$—	$574,350
Federal Home Loan Bank advances	46,904	—	—	—	46,904
Operating leases	1,263	1,788	1,327	2,532	6,910

Total	$391,569	$99,873	$134,190	$2,532	$628,164

        Payments for Federal Home Loan Bank advances include interest of $46 thousand that will be paid over the future periods. Payments related to leases are based on actual payments specified in underlying contracts.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

14. OFF-BALANCE SHEET ARRANGEMENTS, COMMITMENTS AND CONTINGENCIES (Continued)

        Leases—A summary as of December 31, 2013, of the Company's noncancelable future operating lease commitments is as follows (in thousands):

2014	$1,263
2015	918
2016	870
2017	802
2018	525
Thereafter	2,532

Total	$6,910

        The Company leases certain office facilities and equipment under operating leases. Rent expense under all noncancelable operating lease obligations, net of income from noncancelable subleases aggregated, was approximately $1.4 million, $1.2 million and $1.0 million for 2013, 2012 and 2011, respectively.

        Litigation—The Company from time to time is involved in routine litigation arising from the normal course of business. Management does not believe that there are any pending or threatened proceedings against the Company which, upon resolution, would have a material effect on the consolidated financial statements.

        Financial Instruments with Off-Balance Sheet Risk—In the normal course of business, the Company is a party to various financial instruments with off-balance sheet risk to meet the financial needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual or notional amount of these instruments. The Company uses the same credit policies in making these commitments and conditional obligations as it does for on-balance sheet instruments.

        For the year ended December 31, 2013, the following is a summary of the various financial instruments entered into by the Company (in thousands):

2013	1 year or less	More than 1 year but less than 3 years	More than 3 years but less than 5 years	5 years or more	Total
Commitments to extend credit	$102,962	150,533	102,606	49,670	405,771
Standby letters of credit	12,484	2,333	8	—	14,825

Total	$115,446	$152,866	$102,614	$49,670	$420,596

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

14. OFF-BALANCE SHEET ARRANGEMENTS, COMMITMENTS AND CONTINGENCIES (Continued)

are expected to expire without being fully drawn upon, the total commitment amounts disclosed above do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by the Company, upon extension of credit, is based on management's credit evaluation of the customer.

        Standby and commercial letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. In the event of nonperformance by the customer, the Company has rights to the underlying collateral, which can include commercial real estate, physical plant and property, inventory, receivables, cash and marketable securities. The credit risk to the Company in issuing letters of credit is essentially the same as that involved in extending loan facilities to its customers.

15. DERIVATIVE FINANCIAL INSTRUMENTS

        In order to accommodate the borrowing needs of certain commercial customers, the Company entered into interest rate swap agreements with those customers. In order to offset the exposure and manage interest rate risk, at the time an agreement was entered into with a customer, the Company entered into an interest rate swap with a correspondent bank counterparty with offsetting terms. These derivative instruments are not designated as accounting hedges and changes in the net fair value are recognized in noninterest income or expense. Due to the nature of the offset in values between customer and correspondent swaps, the Company did not recognize any changes in the net fair value of the derivative instruments during the years ended December 31, 2013, 2012 or 2011. The fair value amounts are included in other assets and other liabilities.

        The following is a summary of the derivative instruments outstanding at December 31, 2013 and 2012 (in thousands):

2013	Notional Amount	Fixed Rate	Floating Rate	Maturity	Fair Value
Non-hedging derivative instruments:
Customer interest rate swap:
receive fixed/pay floating	$30,145	4.87% - 6.02%	LIBOR 1 month + 3.75% - 4.50%	Wtd avg. 3.1 years	$433
Correspondent interest rate swap:
pay fixed/receive floating	30,145	4.87% - 6.02%	LIBOR 1 month + 3.75% - 4.50%	Wtd avg. 3.1 years	(456)

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

15. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

2012	Amount	Rate	Floating Rate	Maturity	Value
Non-hedging derivative instruments:
Customer interest rate swap:
receive fixed/pay floating	$30,951	4.87% - 6.02%	LIBOR 1 month + 3.75% - 4.50%	Wtd avg. 4.1 years	$881
Correspondent interest rate swap:
pay fixed/receive floating	30,951	4.87% - 6.02%	LIBOR 1 month + 3.75% - 4.50%	Wtd avg. 4.1 years	(932)

        For the years ended December 31, 2013, the notional amounts and estimated fair values of the non-hedging derivative instruments by classification (in thousands):

	Notional Amount	Fair Value
Customer interest rate swaps (commercial customer counterparty):
Assets	$28,190	$437
Liabilities	1,955	(4)

	$30,145	$433
Correspondent interest rate swap (financial institution counterparty):
Assets	$28,190	$(460)
Liabilities	1,955	4

	$30,145	$(456)

16. REGULATORY MATTERS

        Capital Requirements—The Company is subject to various regulatory capital requirements administered by federal banking agencies. Any institution that fails to meet its minimum capital requirements is subject to actions by regulators that could have a direct material effect on its financial statements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines based on the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amount and classification under the regulatory framework for prompt corrective action are also subject to qualitative judgments by the regulators.

        To meet the capital adequacy requirements, Green Bancorp and the Bank must maintain minimum capital amounts and ratios as defined in the regulations. Management believes, as of December 31, 2013 and 2012, that Green Bancorp and the Bank met all capital adequacy requirements to which they are subject.

        The most recent notification from the regulatory banking agencies categorized Green Bank as "well capitalized" under the regulatory capital framework for prompt corrective action and there have been no events since that notification that management believes have changed the Bank's category.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

16. REGULATORY MATTERS (Continued)

        The Company's consolidated and the Bank's capital ratios as of December 31, 2013 and 2012 are presented in the following table (in thousands, except percentage amounts):

	Actual		For Capital Adequacy Purposes		To be Categorized as Well Capitalized under Prompt Corrective Action Provisions
Consolidated	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2013:
Total capital (to risk weighted assets)	$190,135	12.5%	$121,702	8.0%	N/A	N/A
Tier 1 capital (to risk weighted assets)	173,586	11.4	60,851	4.0	N/A	N/A
Tier 1 capital (to average assets)	173,586	10.3	67,196	4.0	N/A	N/A
Green Bank
As of December 31, 2013:
Total capital (to risk weighted assets)	$184,814	12.2%	$121,602	8.0%	$152,002	10.0%
Tier 1 capital (to risk weighted assets)	168,265	11.1	60,801	4.0	91,201	6.0
Tier 1 capital (to average assets)	168,265	10.0	67,021	4.0	83,776	5.0

	Actual		For Capital Adequacy Purposes		To be Categorized as Well Capitalized under Prompt Corrective Action Provisions
Consolidated	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2012:
Total capital (to risk weighted assets)	$176,148	13.3%	$105,623	8.0%	N/A	N/A
Tier 1 capital (to risk weighted assets)	161,997	12.3	52,812	4.0	N/A	N/A
Tier 1 capital (to average assets)	161,997	10.3	63,139	4.0	N/A	N/A
Green Bank
As of December 31, 2012:
Total capital (to risk weighted assets)	$170,386	12.9%	$105,500	8.0%	$131,875	10.0%
Tier 1 capital (to risk weighted assets)	156,235	11.9	52,750	4.0	79,125	6.0
Tier 1 capital (to average assets)	156,235	9.9	62,915	4.0	78,644	5.0

        Dividend Restrictions—The Company is regarded as a legal entity separate and distinct from the Bank. The principal source of the Company's revenues is dividends received from the Bank. Federal law currently imposes limitations upon certain capital distributions by national banks, such as certain cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. The Board of Governors of the Federal Reserve System (the "Federal Reserve") and Office of the Comptroller of the Currency (the "OCC") regulate all capital distributions by the Bank directly or indirectly to the Company, including dividend payments. For example, under applicable regulations, the Bank must file an application for OCC approval of a capital distribution if the total capital distributions for the applicable calendar year exceed the sum of the Bank's net income for that year to date plus the Bank's retained net income for the preceding two years. Additionally, the Bank may not pay dividends to the Company if, after paying those dividends, it would fail to meet the required minimum levels under

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

16. REGULATORY MATTERS (Continued)

risk-based capital guidelines and the minimum leverage and tangible capital ratio requirements, or in the event the OCC notified the Bank that it was in need of more than normal supervision. Under the Federal Deposit Insurance Act, an insured depository institution such as the Bank is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become "undercapitalized." Payment of dividends by the Bank also may be restricted at any time at the discretion of the appropriate regulator if it deems the payment to constitute an unsafe and unsound banking practice. In addition, the Bank may become subject to supervisory limits on its ability to declare or pay a dividend or reduce its capital unless certain conditions are satisfied.

17. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

        As discussed in Note 1, FASB ASC 820 applies to reported balances that are required or permitted to be measured at fair value under an existing accounting pronouncement. FASB ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability and establishes a fair value hierarchy. The fair value hierarchy consists of three levels of inputs that may be used to measure fair value as follows:

        Level 1—Inputs that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 1 assets and liabilities include debt and equity securities that are traded in an active exchange market, as well as certain U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

        Level 2—Inputs other than those quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals. Level 2 assets and liabilities include available-for-sale securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Available-for-sale securities are valued using observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, prepayment speeds, credit information, and the bond's terms and conditions, among other things. Derivative valuations utilize certain Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by the Company and its counterparties. The significance of the impact of these credit valuation adjustments on the overall valuation of derivative positions are not significant to the overall valuation and result in all derivative valuations being classified in Level 2 of the fair value hierarchy.

        Level 3—Inputs that are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. This category includes certain interest-only strip securities where independent pricing information was not able to be obtained for a significant portion of the underlying assets and loans held for sale.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

17. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The tables below presents the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2012, aggregated by the level in the fair value hierarchy within which those measurements fall (in thousands).

	Balance at December 31, 2013	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Available-for-sale securities	$198,237	$15,000	$183,237	$—
Customer interest rate swaps	433	—	433	—
Financial liabilities—correspondent interest rate swaps	456	—	456	—

	Balance at December 31, 2012	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Available-for-sale securities	$182,609	$20,335	$162,274	$—
Customer interest rate swaps	881	—	881	—
Financial liabilities—correspondent interest rate swaps	932	—	932	—

        Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Assets measured on a nonrecurring basis include impaired loans, real estate acquired by foreclosure and other repossessed assets, which are measured using appraisals and third-party estimates, and are considered Level 3 inputs within the fair value hierarchy. At December 31, 2013, the Company had loans receivable of $767 thousand which were recorded at fair value based on the value of the underlying collateral. The determination of the fair value of these loans resulted in a charge to the allowance for loan losses of $133 thousand during 2013. At December 31, 2012, the Company had loans receivable of $2.9 million which were recorded at fair value based on the value of the underlying collateral. The determination of the fair value of these loans resulted in a charge to the allowance for loan losses of $1.4 million during 2012. The Company had $3.8 million in additions to other real estate owned or other repossessed assets, of which $3.6 million were outstanding at December 31, 2013 and measured using the fair value hierarchy. The Company had $3.6 million in additions to other real estate owned or other repossessed assets which were outstanding at December 31, 2012 and measured using the fair value hierarchy.

        The estimated fair values of financial instruments were determined by management as of December 31, 2013 and 2012, and required judgment. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

17. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values presented.

        The following methods and assumptions were used to estimate the fair value of cash and of financial instruments for which it is practicable to estimate that value:

        Cash and Short-Term Investments—The carrying amount is a reasonable estimate of fair value.

        Securities—Securities are valued based on quoted prices in an active market when available. These securities are classified in Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows or Level 2 of the valuation hierarchy.

        Loans Held for Sale—The fair value of consumer residential mortgages held-for-sale is based on commitments from investors or prevailing market prices.

        Loans Held for Investment—The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

        Real Estate Acquired by Foreclosure—Real estate acquired by foreclosure is adjusted to fair value less estimated costs to sell at the time of foreclosure. Subsequently, these assets are carried at the lower of carrying value or fair value less estimated costs to sell. Fair value is generally based upon market prices or appraised values of the property, and accordingly, the Company classifies real estate acquired by foreclosure as Level 3.

        Deposit Liabilities—The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

        Other Borrowed Funds—The carrying amount of securities sold under agreements to repurchase is a reasonable estimate of fair value because these borrowings reprice at market rates generally daily. The fair value of long term FHLB advances is estimated using the rates currently offered for advances of similar remaining maturities.

        Off-Balance Sheet Financial Instruments—The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. These amounts were not significant at the reporting dates. The fair value of interest rate swaps is derived from pricing models based on past, present and projected future market conditions, quoted market prices of instruments with similar characteristics or discounted cash flows, classified in Level 2 of the fair value hierarchy.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

17. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The estimated fair values of the Company's financial instruments for the years ended December 31, 2013 and 2012 are as follows (in thousands):

	2013		2012
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and short-term investments	$34,757	$34,757	$178,492	$178,492
Available-for-sale securities	198,237	198,237	182,609	182,609
Held-to-maturity securities	57,278	56,588	59,652	60,473
Other securities	7,730	7,730	6,340	6,340
Loans held for investment	1,359,415	1,342,269	1,204,689	1,208,339
Real estate acquired by foreclosure	6,690	6,690	5,961	5,961

Total	$1,664,107	$1,646,271	$1,637,743	$1,642,214

Financial liabilities:
Deposits	$1,447,372	$1,452,900	$1,461,451	$1,469,207
Securities sold under agreements to repurchase	2,583	2,583	3,480	3,480
Other borrowed funds	46,858	46,895	15,037	15,445

Total	$1,496,813	$1,502,378	$1,479,968	$1,488,132

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

18. PARENT ONLY FINANCIAL STATEMENTS

GREEN BANCORP, INC.
(Parent Company Only)
CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2013 AND 2012
(In thousands)

	2013	2012
ASSETS
CASH AND DUE FROM BANKS	$603	$120
INTEREST-BEARING DEPOSITS IN FINANCIAL INSTITUTIONS	4,350	5,327

Cash and cash equivalents	4,953	5,447
DEFERRED TAX ASSET, Net	141	155
INVESTMENT IN GREEN BANK, N.A.	193,755	182,295
OTHER ASSETS	382	318

TOTAL	$199,231	$188,215

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES—Other liabilities	$13	$4

Total liabilities	13	4

SHAREHOLDERS' EQUITY:
Common stock	208	207
Capital surplus	179,219	178,695
Retained earnings (deficit)	19,918	7,308
Accumulated other comprehensive income, net	(127)	2,001

Total shareholders' equity	199,218	188,211

TOTAL	$199,231	$188,215

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

18. PARENT ONLY FINANCIAL STATEMENTS (Continued)

GREEN BANCORP, INC.
(Parent Company Only)
CONDENSED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(In thousands)

	2013	2012	2011
INCOME—Interest income	$23	$27	$49

Total income	23	27	49

EXPENSE—General and administrative	1,012	851	875

Total expense	1,012	851	875

LOSS BEFORE EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARY AND INCOME TAXES	(989)	(824)	(826)
EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARY, Net of tax	13,253	9,079	1,562

INCOME BEFORE INCOME TAXES	12,264	8,255	736
BENEFIT FOR INCOME TAXES	346	280	281

NET INCOME	$12,610	$8,535	$1,017

GREEN BANCORP, INC.
(Parent Company Only)
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(In thousands)

	2013	2012	2011
NET INCOME	$12,610	$8,535	$1,017

OTHER COMPREHENSIVE INCOME BEFORE TAX:
Change in unrealized (loss) gain on securities available-for-sale	(3,227)	1,810	2,309

Total other comprehensive income	(3,227)	1,810	2,309

DEFERRED TAX EXPENSE RELATED TO OTHER COMPREHENSIVE INCOME	(1,099)	615	785
OTHER COMPREHENSIVE INCOME, NET OF TAX	(2,128)	1,195	1,524

COMPREHENSIVE INCOME	$10,482	$9,730	$2,541

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

18. PARENT ONLY FINANCIAL STATEMENTS (Continued)

GREEN BANCORP, INC.
(Parent Company Only)
CONDENSED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(In thousands)

	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$12,610	$8,535	$1,017
Adjustments to reconcile net income (loss) to net cash used by operating activities:
Equity in undistributed earnings of subsidiary	(13,253)	(9,079)	(1,562)
Deferred income tax benefit	14	17	152
Decrease (increase) in other assets, net	(64)	25	(329)
Increase (decrease) in other liabilities, net	9	(5)	(9)

Net cash used by operating activities	(684)	(507)	(731)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital contributed to subsidiary	—	(25,000)	(10,000)

Net cash used by investing activities	—	(25,000)	(10,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock, net of issuance expenses	—	24,734	—
Common stock issued in connection with the exercise of stock options	190	—	—

Net cash provided by financing activities	190	24,734	—

NET INCREASE IN CASH AND CASH EQUIVALENTS	(494)	(773)	(10,731)
CASH AND CASH EQUIVALENTS:
Beginning of year	5,447	6,220	16,951

End of year	$4,953	$5,447	$6,220

* * * * * *

                Shares

Green Bancorp, Inc.

Common Stock

PROSPECTUS

SANDLER O'NEILL + PARTNERS, L.P.	Jefferies

The date of this prospectus is                        , 2014

        Until                        , 2014, all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to any unsold allotments or subscriptions.

PART II

Information Not Required In Prospectus

ITEM 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Green Bancorp, Inc. (the "Registrant") in connection with the issuance and distribution of the securities being registered. All amounts shown are estimates, except the SEC registration, the FINRA filing and the stock exchange listing fees. All fees below are payable by the Registrant and not the selling shareholders.

SEC registration fee	$	*
FINRA filing fee		*
Stock exchange listing fee		*
Printing and engraving costs		*
Legal fees and expenses		*
Accountants' fees and expenses		*
Transfer agent fees		*
Miscellaneous		*

Total	$	*

*
To be furnished by amendment

ITEM 14.    Indemnification of Directors and Officers

        At the time of this offering, the Registrant's certificate of formation will provide that the Registrant's directors and officers will be indemnified by the Registrant to the fullest extent permitted by the Texas Business Organizations Code and applicable federal law and regulation against all expenses incurred in connection with their service for or on the Registrant's behalf.

        At the time of this offering, the Registrant's certificate of formation will provide that the personal liability of the directors and officers of the Registrant for monetary damages shall be eliminated to the fullest extent permitted by the Texas Business Organizations Code.

        The Registrant has entered into indemnification agreements with the members of its board of directors and officers (each an "indemnitee"). Each indemnification agreement requires the Registrant to indemnify each indemnitee as described above. The Registrant will also, among other things, advance costs and expenses subject to the condition that an indemnitee shall reimburse the indemnitor for all amounts paid if a final judicial determination is made that the indemnitee is not entitled to be so indemnified under applicable law.

        The Registrant also maintains directors' and officers' liability insurance.

        The form of Underwriting Agreement to be filed as Exhibit 1.1 hereto obligates the underwriters to indemnify our directors, officers and controlling persons under limited circumstances against certain liabilities under the Securities Act.

ITEM 15.    Recent Sales of Unregistered Securities

        In the three years preceding the filing of this registration statement, the Registrant has issued the following securities:

  •
  On June 29, 2012, the Registrant issued an aggregate of approximately 2,777,778 shares of its common stock to funds affiliated with Friedman Fleischer & Lowe, LLC, Harvest Partners, LP and Pine Brook Road Partners, LLC for aggregate consideration of $25.0 million in a private placement transaction; and

  •
  We periodically issue grants of certain equity based awards to our executive officers, directors and other key employees pursuant to our Stock Appreciation Rights Plan and 2010 Stock Option Plan, as amended. Since 2011, we have granted a total of 425,500 options, including 86,292 time based options and 339,208 performance based options, to purchase an aggregate of 425,500 shares of our common stock pursuant to the 2010 Stock Option Plan, as amended, at exercise prices ranging from $9.00 to $10.81 per share, and a total of 57,500 stock appreciation rights pursuant to the Stock Appreciation Rights Plan at exercise prices ranging from $8.17 to $10.81 per share.

        The issuances of securities described in the preceding paragraphs were made in reliance upon the exemption from registration under Section 4(2) or its successor 4(a)(2) of the Securities Act of 1933, as amended, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. The recipients of securities in the transactions exempt under Section 4(2) or its successor 4(a)(2) of the Securities Act represented their intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and instruments issued in such transactions.

ITEM 16.    Exhibits and Financial Statements Schedules

  (a)
  Exhibits

        See the Exhibit Index on the page immediately following the signature page for a list of exhibits filed as part of this Registration Statement on Form S-1, which Exhibit Index is incorporated herein by reference.

  (b)
  Financial Statement Schedules

        All schedules are omitted because the required information is either not present, not present in material amounts or is presented within the consolidated financial statements included in the prospectus that is part of this Registration Statement.

ITEM 17.    Undertakings

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

            (i)  for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

           (ii)  for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on                        , 2014.

Green Bancorp, Inc.
By:
Name:
Title:

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Manuel J. Mehos and John P. Durie as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act) to this Registration Statement and to file the same, with all relevant exhibits and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.

Name	Title	Date

Manuel J. Mehos	Chairman and Chief Executive Officer (Principal Executive Officer)	, 2014
John P. Durie	Executive Vice President and Chief Financial Officer (Principal Financial and Principal Accounting Officer)	, 2014
Stephen Eisenstein	Director	, 2014
Steven D. Lerner	Director	, 2014
Robert B.B. Smith	Director	, 2014

Name	Title	Date

Cas A. Schneller	Director	, 2014
Stefanie L. Shelley	Director	, 2014
Alan M. Silberstein	Director	, 2014
William Spiegel	Director	, 2014

EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement
2.1	*	Merger Agreement, dated June 28, 2006, by and between Redstone Bank, National Association and Green Bancorp, Inc.†
2.2	*	Purchase and Assumption Agreement, dated March 14, 2010, by and between OneWest Bank and Green Bank, N.A.†
2.3	*	Purchase and Assumption Agreement, dated June 17, 2011, by and between Main Street Bank and Green Bank, N.A.†
2.4	*	Merger Agreement, dated March 14, 2012, by and among Opportunity Merger Sub Corp., Opportunity Bancshares, Inc. and Green Bancorp. Inc.†
2.5	*	Agreement and Plan of Merger, dated May 5, 2014, by and among SP Bancorp, Inc., Searchlight Merger Sub Corp. and Green Bancorp, Inc.
3.1	*	Form of Amended and Restated Certificate of Formation of Green Bancorp, Inc.
3.2	*	Form of Amended and Restated Bylaws of Green Bancorp, Inc.
4.1	*	Specimen Common Stock Certificate
5.1	*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
10.1a	*	Executive Employment Agreement, dated April 9, 2010, among Green Bancorp, Inc., Green Bank, N.A. and Manuel J. Mehos
10.1b	*	Executive Employment Agreement, dated April 9, 2010, among Green Bancorp, Inc., Green Bank, N.A. and John P. Durie
10.1c	*	Executive Employment Agreement, dated April 9, 2010, among Green Bancorp, Inc., Green Bank, N.A. and Geoffrey D. Greenwade
10.2a	*	Redstone Bank, N.A. 2004 Stock Option Plan (including form of option agreement)
10.2b	*	Green Bancorp, Inc. 2006 Stock Option Plan (including form of option agreement)
10.2c	*	Green Bancorp, Inc. 2010 Stock Option Plan, as amended (including form of option agreement)
10.2d	*	Green Bancorp, Inc. Stock Appreciation Rights Plan (including form of award)
10.2e	*	Green Bancorp, Inc. 2013 Executive Incentive Program
10.2f	*	Green Bancorp, Inc. 2014 Executive Incentive Program
10.2g	*	Green Bancorp, Inc. 2014 Omnibus Incentive Plan (including form of awards)
10.3	*	Form of Director and Executive Officer Indemnification Agreement
10.4	*	Registration Rights Agreement, dated June 30, 2010, by and among Green Bancorp, Inc. and the shareholders named therein
10.5	*	Form of Director Nomination Agreement
21.1	*	Subsidiaries of Green Bancorp, Inc.
23.1	*	Consent of Deloitte & Touche LLP
23.2	*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (contained in its opinion filed as Exhibit 5.1 hereto)

Exhibit Number		Description
24.1	*	Powers of Attorney (included on signature page to the Registration Statement)

*
To be filed by amendment.

†
The schedules to this agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of such schedules to the SEC upon request.